Exhibit 99.1

hydro One
ANNUAL REPORT 2013

Every day Hydro One employees go to extraordinary lengths to take care of our customers and each other. During the December 2013 ice storm, 1,400 employees answered the call and gave up time with their families to get the lights back on.
We are committed to providing Ontarians with safe, reliable and affordable power 24/7, 365 days a year.
Ontarians rely on us and we deliver.
Each and every day.
Serving our customers isn’t just about answering the phone and driving a truck. It’s about climbing a pole in freezing temperatures to restore power. It’s about stopping at the side of the road to help our customers. It’s any time we interact with anyone outside our Company.
81%
Customer Satisfaction (Transmission Customers)
87%
Customer Satisfaction (Distribution Customers)
Cover photo courtesy of CTV News Barrie.

TABLE OF CONTENTS
02 Letter from the Chair 04 Letter from the President and CEO 06 Safety 08 Reliability
10 Innovation & Productivity 12 Community 14 Hydro One Senior Management
15 Management’s Discussion and Analysis 48 Management’s Report 49 Independent Auditors’ Report
50 Consolidated Statements of Operations and Comprehensive Income 51 Consolidated Balance Sheets
53 Consolidated Statements of Changes in Shareholder’s Equity 54 Consolidated Statements of Cash Flows
55 Notes to Consolidated Financial Statements 95 Board of Directors
CONSOLIDATED FINANCIAL
HIGHLIGHTS AND STATISTICS
CAPITAL INVESTMENTS
(CAD $ millions)
1,5661 1,5701 1,447 1,454 1,394
2009 2010 2011 2012 2013
1 based on Canadian GAAP
TOTAL ASSETS
December 31, 2013 (CAD $ millions)
Other
$974
Distribution
$8,805
Transmission
$11,846
NET INCOME
(CAD $ millions)
803
745
641
5911
4701
2009
2010
2011
2012
2013
1 based on Canadian GAAP
Year ended December 31, 2013
(CAD $ millions, except as otherwise noted) 2013 2012 $ Change % Change
Revenues 6,074 5,728 346 6
Purchased power 3,020 2,774 246 9
Operating costs 1,782 1,730 52 3
Net income 803 745 58 8
Net cash from operating activities 1,404 1,294 110 9
Average annual Ontario 60-minute peak demand (MW)1 21,493 21,132 361 2
Distribution – units distributed to customers (TWh)1 29.8 29.2 0.6 2
1 System-related statistics are preliminary.
HYDRO ONE ANNUAL REPORT 2013 1

“The Company continued its investments in the province’s electricity system for the benefit of all Ontarians, as well as strengthening its commitment to provide a firm business model to its sole shareholder, the Province of Ontario.”

LETTER FROM

THE CHAIR

Hydro One’s commitment to delivering safe, reliable and affordable electricity to the people of Ontario remained foremost in our minds in 2013.

The Company continued its investments in the province’s electricity system for the benefit of all Ontarians, as well as strengthening its commitment to provide a firm business model to its sole shareholder, the Province of Ontario.

From a financial standpoint, the year was a great success. Hydro One’s net income reached $803 million for the year, compared to $745 million in 2012.

The 8 per cent increase was mainly due to efforts to reduce operating, maintenance and administrative costs. Additionally, the Company experienced higher revenues largely due to an increase in the Ontario Energy Board’s regulated price plan rate-setting process and the Independent Electricity System Operator’s spot market. Higher energy consumption and peak demand in the summer and winter months also contributed to higher revenues.

The Company’s capital investments reached $1,394 million in 2013 due to the severe summer and winter storms, as well as investments in several infrastructure projects, including the completion of the Commerce Way Transformer Station and the Summerhaven 230 kV Switching Station.

Hydro One paid dividends of $218 million to the Province in 2013, and recorded a provision of $109 million for payments in lieu of corporate income taxes.

Our Company’s response to the severe storms in 2013, particularly Toronto’s July flood and December ice storm, is something of which we can all be proud.

While we continued to demonstrate our ability to deliver safe and reliable electricity and to provide excellent returns to our shareholder, affordability for our customers is a cause for concern. The Province’s 2013 Long-Term Energy Plan (LTEP) indicates that electricity prices will continue to rise. While this increase will be caused more by the cost of the electricity itself rather than by our delivery charges, we will have to be even more vigilant as to our costs going forward.

There were important strategic successes during the year:

1.	The LTEP designated our Company to develop and seek approval for the Northwest Bulk Transmission Line Project, a significant reinforcement of the transmission system in the area west of Thunder Bay.

2.	The Board of Directors approved a robust, but prudent, local distribution company (LDC) consolidation strategy to facilitate consolidation of Ontario’s distribution sector. The agreement reached by our Company in 2013 to acquire Norfolk Power was an important first step in pursuing this strategy.

There was, however, a serious disappointment. In May 2013, our Company transitioned to a new customer billing system, a project over which the Board had detailed oversight. Some of our distribution customers experienced prolonged billing and related service issues as a result of the transition to the new system to a degree that was surprising and, indeed, unacceptable. This has led to an investigation by the provincial Ombudsman. However, the Board is confident that senior management is entirely focused on resolving these issues and delivering the service that our customers have a right to expect. Board oversight on this matter will remain a priority in 2014.

I would like to thank all Hydro One employees and my colleagues on the Board for their dedication and commitment to the Company and to the people of Ontario.

James Arnett

Chair of the Board of Directors

“During the December ice storm, more than 585,000 customers were affected, with 1,400 Hydro One employees working around the clock to repair the damage caused by freezing rain and to restore electricity service to our customers.”

LETTER FROM THE

PRESIDENT AND CEO

Our Company’s success is determined by how well we serve the people of Ontario. Every employee who wears the Hydro One logo goes to work every day knowing that people count on us to make sure that electricity travels safely and reliably from where it’s generated to where it’s used to power life.

In 2013, we focused on improving our customer service and demonstrating excellence in running our business.

Serving our customers well often means responding in times of emergency. In a year of unprecedented storms, Hydro One employees worked quickly and safely to restore power to 2,556,000 customers affected by nine large storms that brought record rainfall, high winds and severe ice conditions.

During the December ice storm, more than 585,000 customers were affected, with 1,400 Hydro One employees working around the clock to repair the damage caused by freezing rain and to restore electricity service to our customers.

In May, we launched our new Customer Information System to replace a system that was no longer supported and had reached the end of its useful life. For 95 per cent of our customers, the move to the new system was seamless. But for about five per cent of our customers, the new system caused errors and we did not move quickly enough to solve their problems. These service issues will ultimately be resolved and Hydro One will continue to work to restore the confidence of these customers.

We are also measured by how well we perform as a commercial business, an important part of our mandate from the Province. Hydro One continued to demonstrate its value to the Province, exceeding its financial targets and working to control costs by improving the efficiency of our work programs and negotiating increased pension contribution ratios with two of our unions and our management employees.

During 2013, we made capital investments of $1,394 million to improve system reliability, to address our aging power system so we can improve service to our customers and to facilitate the connection of new generation.

I would like to thank our Board of Directors for their support, my leadership team for their dedication to improving our Company and our employees for their commitment to working safely in the service of our customers.

Carmine Marcello

President and Chief Executive Officer

SAFETY
EVERY DAY RESPONSIBILITY:
FOR OUR SAFETY AND YOURS
Safety each and every day means a commitment to a workplace where all employees work together to ensure a safe work environment for all. It means looking out for one another just as much as it means staying alert and focused on the job at hand. We work safely to deliver the ultimate value to our customers. Power.
Hydro One was certified in the internationally recognized Occupational Health and Safety Assessment Series (OHSAS) 18001 standard on June 28, 2013 after an 18-month effort.
We have nothing
without safety.
INJURY-FREE WORKPLACE
2.5 medical attentions per 200,000 hours worked in 2013
6

The electricity industry is an unforgiving, potentially hazardous environment where a single wrong move could result in a series of dangerous events.

To make sure every employee goes home safe and sound, Hydro One is committed to fostering a work environment where health and safety are the top priorities each and every day. This work culture guarantees that the right people are trained for the right jobs. It also maintains the safety of all Hydro One employees and Ontarians.

OHSAS 18001 CERTIFICATION

In June 2013, Hydro One was certified in the internationally recognized Occupational Health and Safety Assessment Series (OHSAS) 18001 standard. This prestigious certification further enforces the Company’s commitment to creating a culture of zero workplace injuries. It is also a significant milestone in our history in sustaining our world-class Health and Safety management system.

HEALTH AND SAFETY PERFORMANCE RECOGNITION

The aim of the 2013 Health and Safety Performance Recognition program was to celebrate individual and team safety milestone achievements throughout the Company, as well as to improve the employee health and safety performance recognition process.

INJURY-FREE WORKPLACE

Hydro One has seen a steady decrease in both “near misses” (high Maximum Reasonable Potential for Harm incidents) and the number of preventable motor vehicle accidents year-over-year. As in previous years, Hydro One used medical attentions as a performance indicator to measure its injury-free workplace goal in 2013. This is in line with the Company’s strategic objectives and its Journey to Zero initiatives.

Medical attentions are defined as injuries that require treatment by a medical practitioner and are reported to the Workplace Safety and Insurance Board. The indicator is calculated as the number of attentions per 200,000 hours worked. In 2013, Hydro One reported 2.5 incidents per 200,000 hours worked.

RELIABILITY
EVERY DAY RELIABILITY: BUILDING AND MAINTAINING OUR INFRASTRUCTURE
We bring knowledge, commitment and dedication to the work that we do. We work through holidays to get the power back on. We stop at the side of a road to talk to customers. We do more than just keep the lights on.
On April 2, 2013, our Company reached an agreement with Norfolk County to acquire Norfolk Power.
12.9
(minutes/delivery point)
Duration of customer unplanned interruptions on 115/230 kV network transmission system per all multi-circuit supplied delivery points
6.9
(hours per customer)
Duration of customer interruptions on the distribution system
8

The word “reliability” has been important every year in our history. This past year was proof. From wind storms and torrential rain to an ice storm at the end of December, Mother Nature tested our emergency response efforts in 2013.

PURCHASE OF NORFOLK POWER

In April, we reached an agreement with Norfolk County to purchase Norfolk Power.

POLE REPLACEMENT PROGRAM

In 2013, we replaced 11,000 wood poles across our 123,000-kilometre distribution system in an effort to maintain system reliability and promote public safety. The $82 million program is an investment in Ontario’s energy future.

SUMMERHAVEN 230 KV SWITCHING STATION

In June 2013, our Summerhaven 230 kV Switching Station was energized in Haldimand County. Work began in 2012 and involved the construction of a greenfield station to connect the Summerhaven Wind Farm Centre under Ontario’s Green Energy Act. At maximum generating capacity, the 124 MW centre can produce enough clean energy to power approximately 32,000 homes.

STORM RESTORATION

Ontario was hit with an onslaught of severe storms throughout 2013, causing power disruptions and at times, lengthy outages. We worked 24/7 to restore power to our customers.

Storm highlights include:

•	In January, crews restored power to 48,000 customers after winter storms caused a number of outages.
•	In April, crews restored power to more than 150,000 customers after high winds and freezing rain caused widespread damage.
•	In July, crews restored power to more than 400,000 Toronto homes and businesses after heavy rains caused severe flooding at our Richview and Manby transmission stations.
•	In November, crews worked for three days straight to restore power to more than 315,000 customers after a wind storm caused significant damage to our distribution system.
•

In December, an ice storm that hit parts of Ontario downed power lines and caused widespread power outages. Between December 21 and December 29, approximately 585,000 customers were without power. We worked with local utilities to get customers back on line and by December 27, 98 per cent of affected customers had their power restored.

MODERNIZING THE GRID

Our focus continues on the Advanced Distribution System (ADS) – smart grid initiatives that consist of a wireless communication network and various intelligent electronic devices (IEDs) – to improve reliability and operations, renewable energy integration and provide timely information to help customers better manage their electricity costs.

In terms of our micro-fit initiatives and distributed generation, we connected 1,414 projects in 2013. The 2013 projects calculate to about 12,904 kW. Since December 2010, we’ve connected 11,329 projects, which calculates to about 109 MW in renewable power, through our clean and renewable energy programming.

Another key step in grid modernization is the reinforcement of our transmission system. Ontario’s Long-Term Energy Plan announcement that we will develop and seek approval for the Northwest Bulk Transmission Line Project, west of Thunder Bay, demonstrates the Province’s trust in our ability to improve reliability in the north.

INNOVATION & PRODUCTIVITY
EVERY DAY INNOVATION: COMMITTED TO THE FUTURE
From our sustainment planning tool to our free mobile app, we are constantly looking for innovative and creative ways to better serve the electricity needs of Ontarians today, tomorrow and well into the future.
On December 22, 2013, at the peak of the ice storm, our free mobile app was downloaded 27,047 times.
The new Asset Analytics tool uses a combination of mapping, asset inventory and risk assessment to help make the best investment decisions and address the challenges planners and asset managers face when deciding what to replace and when to replace it.
BY THE NUMBERS
1.7 million distribution wood poles
500,000 pole top transformers
50,000 steel transmission structures
42,000 transmission wood pole structures
1,002 distribution stations
29,000 kilometres of transmission line conductor
1,400 transformers
1,200 distribution power transformers
285 transmission stations
123,000- kilometre low-voltage distribution system
10

We own and operate Ontario’s 29,000-kilometre high-voltage transmission network that delivers electricity to municipal utilities and large industrial customers, and a 123,000-kilometre low-voltage distribution system that serves approximately 1.3 million end-use customers.

Ontarians rely on us each and every day to provide them with the power they need to go about their daily lives. We are committed to providing safe, reliable and affordable electricity to the people of Ontario through the advancement of new technologies, programs and procedures.

LAUNCH OF CUSTOMER INFORMATION SYSTEM

With a commitment to improving our customers’ experiences and satisfying their needs, we launched our new Customer Information System (CIS) in May 2013.

The new system replaces an outdated, unsupported and unreliable system, and builds on our customer-first, customer-driven approach to providing value to our customers.

As is the case with any new system, the implementation of the CIS is part of a learning curve. Once it stabilizes, the benefits to our customers include improved call centre experiences, increased accuracy and timeliness of our billing system, and improved ability to address customers’ concerns with up-to-date information.

MOBILE APP

The popularity of our free mobile app grew in 2013. The app connects users to Hydro One’s interactive online outage mapping system and allows them to receive detailed power outage information from anywhere in our service area.

Between January 1 and December 31, 2013, the app received 125,133 downloads, an average of 343 downloads per day. On December 22, 2013, at the peak of the ice storm, the app received 27,047 downloads.

ASSET ANALYTICS

Asset Analytics is our sustainment planning tool created as a way for planners to manage and monitor assets in Hydro One’s transmission and distribution systems. The first phase of Asset Analytics was launched in 2012 and work on the second phase began in 2013.

The Asset Analytics tool uses SAP data, Google Earth maps and sustainment planning information to map and list Hydro One’s assets. It also has the ability to display risk information about their condition, which allows us to manage our assets so that we get the most out of them.

COMMUNITY
EVERY DAY COMMITMENT: ONE EMPLOYEE AT A TIME
We wouldn’t be who we are without our employees. Hydro One is a diverse Company of like-minded and talented individuals who are committed to serving the people of Ontario. We are a Company where new ideas and original initiatives are fostered. We are dedicated, knowledgeable and reliable.
On March 23, 2013, during Earth Hour, Hydro One customers contributed to an overall reduction of 448 MW of energy consumption in the province. This demonstrated our commitment to educating our customers through programs and initiatives on ways to reduce energy consumption.
ELECTRICITY DISCOVERY CENTRE
Our Electricity Discovery Centre (EDC) travels across Ontario, broadening Ontarians’ understanding about electrical safety, energy conservation and how we invest in the province’s electricity system.
In 2013, the EDC visited:
1. The International Plowing Match
2. The Norfolk County Fair
3. The Royal Agricultural Winter Fair
4. Queen’s Park
5. The Association of Municipalities of Ontario’s Energy Connections Conference
6. Alight at Night
More than 10,000 visitors toured the EDC between September and December 2013.
More than 3,700 visitors toured the EDC during its launch at the International Plowing Match in Perth County between September 17 and 21, 2013.
Internet connected
Handicap accessible
Solar smartphone charging station
Electric vehicle charging station
12

Our success relies heavily on our people. From the crews in the field to those in head office, Hydro One employees represent many cultures, backgrounds and skills. We are as diverse as Ontario, and we work together to provide Ontarians with a level of customer service they so richly deserve.

Just as we are committed to investing in educating and training our current and future workforce, we are also committed to building our corporate reputation by investing in Ontario and its communities through the development of partnerships and initiatives.

A number of key partnerships and initiatives were launched in 2013 to continue Hydro One’s culture of putting Ontarians first.

ELECTRICITY DISCOVERY CENTRE

We broadened our longstanding commitment to electricity education and consumer engagement with the September 2013, launch of our Electricity Discovery Centre (EDC). The 1,000-square-foot, fully accessible mobile centre features hands-on exhibits about electrical safety, energy conservation and how we invest in Ontario’s electricity system.

The EDC features a solar charging station, the Kids’ Electricity Safety Team Headquarters, the Time-of-Use game and videos on Ontario’s power system. The EDC travels across the province to engage and educate our customers.

The EDC visited a number of community fairs and events throughout Ontario in 2013, including the International Plowing Match in Mitchell in September, The Association of Municipalities Conference in Toronto in December, and Alight at Night in Morrisburg, also in December.

WOMEN IN ENGINEERING UNIVERSITY PARTNERSHIP

In March, we announced a partnership with Ryerson University, the University of Ontario Institute of Technology, the University of Waterloo and Western University to increase the number of female students pursuing careers in the Science, Mathematics, Technology and Engineering fields.

The main goal of the Women in Engineering University Partnership is to increase the number of female engineering students and graduates over the next four years.

LIGHTNING TRAIL RETREAT

In August, we partnered with Northern College and the District School Board Ontario North East to host a week-long retreat in Timmins for 29 Aboriginal youth between the ages of 12 and 18. As part of Hydro One’s College Consortium, Lightning Trail provided the youth with opportunities to explore several trades and technology programs related to the electricity industry. Each student received a Certificate of Completion from Northern College, with three participants awarded Northern College Hydro One Aboriginal Leadership Entrance Bursaries.

FIRST NATIONS, MÉTIS AND INUIT SCHOLARSHIP

In June, we held our second annual First Nations, Métis and Inuit awards ceremony in Toronto to recognize the achievements of First Nations and Métis youth in the energy sector. The award honours youth who are attending a post-secondary program with a focus on the electricity industry, and who have demonstrated that they are leaders in the communities we serve.

WILLIAM PEYTON HUBBARD AWARD

Hydro One also sponsors two academic awards for outstanding black students attending an Ontario college or university through our William Peyton Hubbard Award.

HYDRO ONE
SENIOR MANAGEMENT
Carmine Marcello
President and Chief Executive Officer, Hydro One Inc.
Joe Agostino
General Counsel
Laura Cooke
Vice President, Corporate Relations
John Fraser
Senior Vice President, Internal Audit
Peter Gregg
Chief Operating Officer
Judy McKellar
Vice President, People & Culture
Rick Stevens
Vice President, Customer Service
Sandy Struthers
Chief Administration Officer and Chief Financial Officer
14 HYDRO ONE ANNUAL REPORT 2013

MANAGEMENT’S

DISCUSSION AND ANALYSIS

For the years ended December 31, 2013 and 2012

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the consolidated financial statements and accompanying notes (the Consolidated Financial Statements) of Hydro One Inc. (the Company) for the year ended December 31, 2013. The Consolidated Financial Statements are presented in Canadian dollars and have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the US. This MD&A provides information for the year ended December 31, 2013.

EXECUTIVE SUMMARY

We are wholly owned by the Province of Ontario (Province), and our transmission and distribution businesses are regulated by the Ontario Energy Board (OEB). Our mission and vision reflects the unique role we play in the economy of the Province and as a provider of critical infrastructure to all our customers. We strive to be an innovative and trusted company, delivering electricity safely, reliably and efficiently to create value for our customers. We operate as a commercial enterprise with an independent Board of Directors. Our strategic plan is driven by our values: health and safety; excellence; stewardship; and innovation. Safety is of utmost importance to us because we work in an environment that can be hazardous. We take our responsibility as stewards of critical provincial assets seriously. We demonstrate sound stewardship by managing our assets in a manner that is commercial, transparent and which values our customers. We strive for excellence by being trained, prepared and equipped to deliver high-quality service. We value innovation because it allows us to increase our productivity and develop enhanced methods to meet the needs of our customers. In 2013, we continued to focus on our core businesses and our commitment to our customers, and made important contributions to the rebuilding of Ontario’s core infrastructure while continuing to meet the requirements of the Green Energy Act (GEA).

We manage our business using the following framework:

Core Business and Strategy

Our corporate strategy is based on our mission and vision and our values. Our strategic objectives, which are discussed in the section “Our Strategy,” encompass the core values that drive our business. Our strategy touches every part of our core business: health and safety; our customers; innovation; the reliability and efficiency of our systems; the environment; our workforce; shareholder value; and productivity.

Key Performance Drivers

Performance drivers have been identified that relate to achieving certain of our company’s strategic objectives. We establish specific performance targets for each driver aimed at measuring the achievement of our strategic objectives over time. For example, we track the duration of unplanned customer interruptions per delivery point as an indication of our commitment to provide a reliable transmission system for our customers. We measure transmission and distribution unit costs as an indication of our commitment to increasing productivity. These and other key performance drivers are included in the discussion of our performance measures in the section “Performance Measures and Targets.”

Capability to Deliver Results

We continue to use a balanced scorecard approach as we strive to manage our performance and deliver results each and every year. In 2013, we set nine stretch targets and we met or exceeded five of them. In 2012, we also met or exceeded five of nine stretch targets. We met our target for minimizing the duration of unplanned customer interruptions within our Distribution Business. We also met our targets of satisfying our transmission and distribution customers with the service they receive from our company. Our targets, and our 2013 performance relating to these targets, are discussed in the section “Performance Measures and Targets.” Our ability to deliver results in each of our strategic areas is limited by risks inherent in our regulatory environment, our business, our workforce, and in the economic environment. These risks, as well as our strategies to mitigate them, are discussed in the section “Risk Management and Risk Factors.”

Results and Outlook

During 2013, our financial fundamentals remained strong with net income of $803 million. In 2013, we issued $1,185 million of long-term debt, the proceeds of which were used to fund the retirement of $600 million of long-term debt, and to fund a portion of our capital expenditures and other corporate requirements. A full discussion of our results of operations and financing activities can be found in the sections “Annual Results of Operations” and “Liquidity and Capital Resources.”

In 2013, we made capital investments totaling $1,394 million to improve our transmission and distribution systems’ reliability and performance, address our aging power system infrastructure, facilitate new generation, and improve service to our customers. Capital investments for the next few years will include expenditures required to build critical infrastructure identified in the Long-Term Energy Plan (LTEP), which is based on recommendations from the Ontario Power Authority (OPA), and expenditures to address our aging power system infrastructure. Our future capital expenditures are more fully described in the section “Future Capital Investments.”

OVERVIEW

Our Businesses

Our company has three reportable segments:

•	Our Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	Our Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of our telecommunications business.

Transmission

Our Transmission Business includes the transmission business of our subsidiary Hydro One Networks, which owns and operates substantially all of Ontario’s electricity transmission system. Our transmission system forms an integrated transmission grid that is monitored, controlled and managed centrally from our Ontario Grid Control Centre. Our system operates over relatively long distances and links major sources of generation to transmission stations and larger area load centres. In 2013, we earned total transmission revenues of $1,529 million, primarily by transmitting approximately 140.7 TWh of electricity, directly or indirectly, to substantially all consumers of electricity in Ontario. Our transmission system is one of the largest in North America, and it is linked to five adjoining jurisdictions through 26 interconnections, through which we can accommodate electricity imports of up to 6,510 MW in the summer and 6,390 MW in the winter, and electricity exports of up to 6,070 MW in the summer and 6,270 MW in the winter. In terms of assets, our Transmission Business is our largest business segment, representing approximately 55% of our total assets at December 31, 2013.

Distribution

Our consolidated Distribution Business includes the distribution business of our subsidiary Hydro One Networks, as well as our subsidiaries Hydro One Brampton Networks Inc. (Hydro One Brampton Networks) and Hydro One Remote Communities Inc. (Hydro One Remote Communities). Our consolidated distribution system is the largest in Ontario and spans roughly 75% of the province. We serve approximately 1.4 million rural and urban customers. Hydro One Remote Communities operates small, regulated generation and distribution systems in a number of remote communities across northern Ontario that are not connected to Ontario’s electricity grid. In 2013, we earned total distribution revenues of $4,484 million, and over half of our distribution revenues were earned from our residential customers. At December 31, 2013, our Distribution Business assets represented approximately 41% of our total assets.

Other

Our Other business segment primarily represents the operations of our subsidiary, Hydro One Telecom Inc. (Hydro One Telecom), which markets fibre-optic capacity to telecommunications carriers and commercial customers with broadband network requirements, including a dedicated optical network providing secure, high-capacity connectivity across numerous health care locations in Ontario. In 2013, our Other business segment contributed revenues of $61 million, and had assets of $974 million at December 31, 2013, representing 4% of our total assets.

Our Strategy

Our corporate strategy builds on our strong commitment to the Province and is shaped by our values. It lays out a set of objectives to position our company to achieve our mission and vision, which is to be an innovative and trusted company delivering electricity safely, reliably and efficiently to create value for our customers. Our values represent our core beliefs.

•	Health and safety: Nothing is more important than the health and safety of our employees, those who work on our property, and the public.

•	Excellence: We achieve excellence through continuous training, ensuring we are prepared and equipped to deliver high-quality and affordable service, with integrity.

•	Stewardship: We invest in our assets and people to build a safe, environmentally sustainable electricity network in a commercial manner.

•	Innovation: We innovate through new processes, people and technology to allow us to find better ways to meet the needs of our customers.

We have eight strategic objectives that are inextricably linked. They drive the fulfillment of our mission and vision and ensure we remain focused on achieving our corporate goal of providing safe, reliable and affordable service to our customers, today and tomorrow, while increasing enterprise value for our shareholder.

•	Creating an injury-free workplace and maintaining public safety. Health and safety must be integrated into all that we do as we continue to reinforce that nothing is more important than the health and safety of our employees. We will continue to create a passion for preventing injury, staying safe and keeping each other safe. We will invest in building a culture of accountability to continue our drive to zero injuries in the workplace. In addition, we will continue to strengthen our already strong safety culture through our Journey to Zero initiative and our successful certification to the Occupational Health and Safety Assessment Series (OHSAS) 18001 standard.

•	Satisfying our customers. We exist to serve our customers, and serving our customers means reducing costs, improving customer service and meeting their expectations regarding reliable power supply. We will continue to focus our efforts to improve our relationship with customers and to improve our customers’ satisfaction with us. We will meet our commitments, make customers our focus in all planning discussions, communicate effectively, coordinate across our company, and maximize opportunities to improve our corporate image and every customer interaction. We will develop and deliver targeted customer segment strategies, products and delivery channels that will respond to their unique needs.

•	Continuous innovation. Innovation represents one of our values and is critical to achieving our mission and vision. We have been using innovation and technology to build the foundation of our company as the utility of the future. Over the next two decades, we will continue to build on that foundation to improve the reliability and efficiency of our transmission and distribution systems and provide our customers with more capability to manage their power costs. The development of the Advanced Distribution System (ADS) is a key element in our investment in innovation, as are the investments we have made, through our Cornerstone project, in next generation business tools to enable us to implement leading industry practices and increase productivity.

•	Building and maintaining reliable, affordable transmission and distribution systems. Our transmission strategy is to provide a robust and reliable provincial grid that accommodates Ontario’s emerging generation profile, manages an aging asset base and meets demand requirements through prudent expansion and effective maintenance. Our distribution strategy is focused on continuing to meet the challenge of providing reliable, affordable service to our customers in a wide range of geographical regions and climate zones; incorporating ADS technology to provide greater visibility; and increased control and improved customer service. We will meet customer expectations regarding reliability, in part through our investment planning process, which starts with the identification of asset and customer needs.

•	Protecting and sustaining the environment for future generations. Consistent with our value of stewardship, we play a central role in reducing Ontario’s carbon footprint through the delivery of clean and renewable energy and through measures that allow our customers to manage and reduce their energy use.

•	Championing people and culture. We believe our primary strength is the capability of our people. In order to sustain this advantage, we will continue to address the issues of corporate culture, labour demographics, diversity, development of critical core competencies, and skill and knowledge retention. We will continue to develop a culture of accountability and trust as a key component to fostering employee engagement. Our labour strategy is to consolidate and clarify our collective agreements, increase flexibility and reduce costs, and maintain a progressive relationship with our unions.

•	Maintaining a commercial culture that increases value for our shareholder. For the delivery component of a customer bill, we are committed to maintaining total annual bill impacts for an average residential customer at or below the rate of inflation, and delivering income and dividends to our shareholder. We will pursue growth opportunities through local distribution company (LDC) consolidation to increase the enterprise value of our company by leveraging our existing assets, technologies, capabilities, unparalleled experience in LDC acquisitions and our distribution and transmission footprint.

•	Achieving productivity improvements and cost-effectiveness. To achieve our mission and vision, we must constantly strive for productivity through efficiency and effective management of costs. Productivity is key to meeting our other strategic objectives and, in particular, to achieving value for our customers and our shareholder.

Performance Measures and Targets

We target and measure our performance by using a balanced scorecard approach. Key performance drivers are closely monitored throughout the year to ensure that we maintain a focus on our strategic objectives and take mitigating actions as required. In 2013, we met or exceeded five of nine stretch targets. Overall, we are making progress towards achieving many of our strategic goals.

Achieving productivity improvements and cost-effectiveness

One of our strategic objectives is to increase productivity through efficiency improvements and effective management of costs. The measures for this objective for 2013 were transmission unit cost and distribution unit cost. For transmission unit cost, we measured the capital expenditures and operation, maintenance and administration costs per dollar of gross in-service assets (expressed as a percentage). For distribution unit cost, the measure is capital expenditures and operation, maintenance and administration costs per kilometre of line ($’000/km) due to the length of line required to connect our rural customers. Our objective with our ongoing work and investment program is to maintain and improve our assets and monitor our productivity year-over-year. Our transmission unit cost target was set at 9.8%, and we met this target. The distribution unit cost target was set at $9,800 per kilometre of line. We did not meet this target.

Building and maintaining reliable, cost-effective transmission and distribution systems

We continue to build and retain public confidence and trust in our operations, as stewards of Ontario’s electricity grid. In 2013, we continued our focus on this strategic priority by investing in the key assets of the electricity delivery system and by operating the existing system for customers in a safe, reliable and efficient fashion. We are conscious that commercial customers of all sizes require reliable service to allow them to deliver their products and services and that customers’ expectations are for a reasonably limited duration when interruptions occur. Transmission and distribution reliability is measured through the duration of customer interruptions.

For the duration of unplanned customer interruptions within our transmission business, the target for 2013 was 9 minutes per delivery point. We did not meet this target.

For the duration of unplanned customer interruptions within our distribution business, the target for 2013 was set at 6.7 hours per customer. While we did not meet this target, our Board of Directors noted that the impact of storms in January and February of 2013 would require our company to change work practices and alter resource levels to simply meet the target and that the cost to do so would be prohibitive and not in the best interests of the ratepayer. Considering the storm impacts and the positive results over the balance of the year, our Board of Directors, in the exercise of its discretion, determined that this target was met.

Satisfying our customers

Customer satisfaction measures the degree to which our transmission and distribution customers are satisfied with the service they receive from our company. Customer satisfaction is based on the results of customer surveys conducted on our behalf by independent third parties. In 2013, for transmission customers we targeted a customer satisfaction rate of 82%. The survey was given to three major groups of transmission customers. Our Board of Directors determined that there was significant improvement in two of the three groups which comprise the survey members and accordingly, in the exercise of its discretion, considered this target met. For our distribution customers, we targeted a satisfaction rate of 86%, and we met this target.

Employee engagement

We continue to focus efforts on increasing employee engagement throughout the Company. An engaged workforce is one in which employees embrace the corporate values of safety, stewardship, excellence and innovation. The employee engagement survey is administered by an independent third party expert. Our goal is to improve the grand mean score year-over-year. The target of improving the grand mean score to 4.06 (out of 5) in 2013 was not met.

Maintaining a commercial culture that increases value for our shareholder

Achievement of strong financial performance is measured by a performance measure of targeted level of net income after tax. Our 2013 target was $702 million net income after tax, and we exceeded our target.

Creating an injury-free workplace and maintaining public safety

The safety of our employees is paramount. In 2013, we used medical attentions, defined as injuries that require treatment by a medical practitioner (beyond first aid), as the performance measure for this strategic objective. The medical attentions measure reflects incidents that are reported to the Workplace Safety Insurance Board and is calculated as the number of attentions per 200,000 hours worked. In 2013, we set a target of no higher than 1.9 attentions per 200,000 hours worked. We did not meet this target.

REGULATION

Our electricity transmission and distribution businesses are licensed and regulated by the OEB. Our transmission revenues primarily include our transmission tariff, which is based on the province-wide Uniform Transmission Rates (UTRs) approved by the OEB for all transmitters across Ontario. Our distribution revenues primarily include our distribution tariff, which is also based on OEB-approved rates, and the recovery of the cost of purchased power used by our customers. Transmission and distribution tariff rates are set based on an approved revenue requirement that provides for cost recovery and a return on deemed common equity. In addition, the OEB approves rate riders to allow for the recovery or disposition of specific regulatory accounts over specified timeframes.

The OEB approved the use of US GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks’ Transmission and Distribution Businesses, as well as by Hydro One Remote Communities, beginning with the year 2012. Hydro One Brampton Networks currently uses Canadian GAAP for its distribution rate-setting purposes.

Renewed Regulatory Framework

In December 2010, the OEB initiated a coordinated consultation process for the development of a Renewed Regulatory Framework for Electricity. In October 2012, the OEB issued its report A Renewed Regulatory Framework for Electricity Distributors: A Performance Based Approach. The report identified three rate-setting models available to provide choices suitable for distributors having varying capital requirements: a fourth generation Incentive Regulation Mechanism (IRM); a custom rate setting; and an Annual Incentive Rate-setting Index method. The report also provided information on performance measurement, continuous improvement and implementation of the new framework.

In late 2013, the OEB issued its Report of the Board on Rate-Setting Parameters and Benchmarking under the Renewed Regulatory Framework for Ontario’s Electricity Distributors. This report sets out the OEB’s policies and approaches to the rate adjustment parameters for incentive rate setting for electricity distributors and the benchmarking of electricity distributor total cost performance. It also includes the OEB’s determination on rate adjustment parameter values for 2014 incentive rate setting, which were used to adjust Hydro One Networks’ 2014 distribution rates.

Electricity Rates

Under the current market structure, low-volume and designated consumers pay electricity rates established through the Regulated Price Plan (RPP) and wholesale electricity consumers pay a blend of regulated, contract and wholesale spot market prices. The OEB sets prices for RPP customers based on both a two-tiered electricity pricing structure, with seasonal consumption thresholds, and a three-tiered electricity pricing structure with Time of Use (TOU) thresholds. Substantially all of our RPP customers are now on TOU billing. We received an exemption from the OEB, effective until December 31, 2014, from implementing mandatory TOU pricing for approximately 122,000 customers that are currently out of reach of our smart meter telecommunications infrastructure. Unexpected shortfalls or overpayments associated with the RPP are temporarily financed by the OPA. RPP prices are reviewed by the OEB every six months and may change based on an updated OEB forecast and any accumulated differences between the amount that customers paid for electricity and the amount paid to generators in the previous period.

Customers who are not eligible for the RPP and wholesale customers pay the market price for electricity, adjusted for the difference between market prices and prices paid to generators by the Independent Electricity System Operator (IESO) under the Electricity Act, 1998. The IESO is responsible for overseeing and operating the wholesale market, as well as ensuring the reliability of the integrated power system. The following is a summary of the RPP for the reporting and comparative periods:

RPP	Tier Threshold (kWh/month)		Tier Rates (cents/kWh)
Effective Date	Residential	Non-Residential	Lower Tier	Upper Tier
November 1, 2011	1,000	750	7.1	8.3
May 1, 2012	600	750	7.5	8.8
November 1, 2012	1,000	750	7.4	8.7
May 1, 2013	600	750	7.8	9.1
November 1, 2013	1,000	750	8.3	9.7

RPP TOU	Rates (cents/kWh)
Effective Date	On Peak	Mid Peak	Off Peak
November 1, 2011	10.8	9.2	6.2
May 1, 2012	11.7	10.0	6.5
November 1, 2012	11.8	9.9	6.3
May 1, 2013	12.4	10.4	6.7
November 1, 2013	12.9	10.9	7.2

Transmission Rates

In May 2010, we filed a cost-of-service application with the OEB for 2011 and 2012 transmission rates, seeking the approval of revenue requirements of approximately $1,446 million for 2011 and $1,547 million for 2012. In December 2010, the OEB approved revenue requirements of $1,346 million for 2011 and $1,658 million for 2012. The approved 2012 revenue requirement was higher than that applied for, reflecting OEB direction for our company to adopt a cost capitalization policy based on modified IFRS. This adjustment was subsequently reversed when the OEB approved the use of US GAAP for transmission rate-setting purposes beginning January 1, 2012. Consequently, the OEB approved a revenue requirement of $1,418 million for 2012, along with new 2012 UTRs, with an effective date of January 1, 2012. The new rates resulted in an approximate 8% transmission rate increase, or 0.6% when considering total bill impact, for a typical residential customer consuming 800 kWh per month. The adoption of US GAAP in lieu of modified IFRS as a basis for rate setting decreased the approved rates by approximately 15%.

In May 2012, we filed a cost-of-service application with the OEB for our 2013 and 2014 transmission rates. The application sought OEB approval for revenue requirement increases of approximately 0.6% in 2013 and 9.1% in 2014, or estimated increases of 0% in 2013 and 0.7% in 2014 on an average customer’s total bill. In November 2012, we submitted a draft Rate Order, which included revenue requirements of approximately $1,438 million and $1,528 million for 2013 and 2014, respectively. For the transmission portion of the bill, this represents no change from existing 2012 OEB-approved rate levels in 2013 and a 5.8% increase in 2014. For a typical residential customer consuming 800 kWh per month, this represents increases of nil for 2013 and 0.5% for 2014. In December 2012, the OEB approved the 2013 and 2014 transmission revenue requirements of $1,438 million and $1,528 million, respectively, and the 2013 Ontario UTRs, which remained unchanged at the 2012 levels.

On December 6, 2013, we submitted a draft Rate Order for our 2014 transmission rates. The 2014 revenue requirement has been increased to $1,535 million from the originally-approved revenue requirement of $1,528 million, primarily due to changes in the cost of capital parameters for 2014 released by the OEB in November 2013. On January 9, 2014, the OEB approved the draft Rate Order for 2014 transmission rates as filed. For the transmission portion of a customer’s bill, this represents an increase of 6.3% in 2014, or 0.5% when considering total bill impact, for a typical residential customer consuming 800 kWh per month.

Distribution Rates

As a distributor, we are responsible for delivering electricity and billing our customers for our approved distribution rates, purchased power costs and other approved regulatory charges. Substantially all of our purchased power costs and other approved regulatory charges are settled through the IESO, which facilitates payments to other parties, such as generators, the Ontario Electricity Financial Corporation (OEFC), and itself.

•	Hydro One Networks

Hydro One Networks elected to retain the same distribution rates for 2012 as approved by the OEB for 2011, with a revenue requirement of $1,218 million.

In June 2012, Hydro One Networks filed an IRM rate application with the OEB for 2013 distribution rates, to be effective January 1, 2013. In December 2012, the OEB issued a final Rate Order, which resulted in an increase in distribution rates of approximately 1.3% in 2013, or 0.4% when considering total bill impact, for a typical residential customer consuming 800 kWh per month.

On April 26, 2013, Hydro One Networks filed an IRM rate application with the OEB for 2014 distribution rates, to be effective January 1, 2014. On September 26, 2013, the OEB issued a partial decision, approving a rate rider to recover a 2014 revenue requirement of $29.3 million for operation, maintenance and administration expenses and in-service capital costs of the ADS Project, which will modernize our distribution system. On December 5, 2013, the OEB issued its final decision, which resulted in an increase of distribution rates of approximately 2.4% in 2014, or 0.85% when considering total bill impact, for a typical residential customer consuming 800 kWh per month.

On December 19, 2013, Hydro One Networks filed a 2015–2019 distribution custom rate application with the OEB, for rates effective January 1 of each test year. This application is a five-year custom rate application which is being submitted under the OEB’s Renewed Regulatory Framework for Electricity Distributors. It has been customized to fit Hydro One Networks’ specific circumstances, which necessitate significant multi-year investments. The submitted evidence includes the overall business plan, revenue requirements, and rate information necessary to support the issuance of a notice by the OEB. We are seeking OEB approvals for revenue requirements of $1,411 million for 2015, $1,515 million for 2016, $1,571 million for 2017, $1,615 million for 2018, and $1,666 million for 2019. If the application is approved as filed, the resulting change to the distribution portion of the average customer bill will be approximately a 1.3% decrease in 2015, 4.2% increase in 2016, 2.6% increase in 2017, 1.9% increase in 2018, and 2.9% increase in 2019, for a typical residential customer consuming 800 kWh per month. When considering total bill impact, the resulting change will be approximately a 1.1% decrease in 2015, 1.5% increase in 2016, 0.9% increase in 2017, 0.7% increase in 2018, and 1.1% increase in 2019.

•	Hydro One Brampton Networks

In September 2011, Hydro One Brampton Networks filed an IRM application with the OEB for 2012 distribution rates, with an effective date of January 1, 2012. In January 2012, the OEB released a decision that resulted in a reduction in distribution rates of approximately 13.2% for 2012, or a 1.7% reduction on the average customer’s total bill, for a typical residential customer consuming 800 kWh per month. These rate reductions were primarily due to OEB-approved adjustments to depreciation rates.

In August 2012, Hydro One Brampton Networks filed an IRM application with the OEB for 2013 distribution rates, to be effective January 1, 2013. In December 2012, the OEB released a decision that resulted in an increase in distribution rates of approximately 0.3% for 2013, or less than 0.1% on the average customer’s total bill, for a typical residential customer consuming 800 kWh per month.

In August 2013, Hydro One Brampton Networks filed an IRM application with the OEB for 2014 distribution rates, to be effective January 1, 2014. On December 5, 2013, the OEB released a decision that resulted in a reduction in distribution rates of approximately 2.5% for 2014, or a 0.5% reduction on the average customer’s total bill, for a typical residential customer consuming 800 kWh per month.

•	Hydro One Remote Communities

In November 2011, Hydro One Remote Communities filed an IRM application with the OEB for 2012 distribution rates. In March 2012, the OEB approved an increase of approximately 1.08% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2012, representing an increase of approximately $1 on the average residential customer’s total bill.

In September 2012, Hydro One Remote Communities filed a cost-of-service application with the OEB for 2013 distribution rates, seeking approval for a 2013 revenue requirement of $53 million. In August 2013, the OEB issued a final decision approving a revenue requirement of $51 million and rate increase of approximately 3.45%, with an effective date of May 1, 2013.

In October 2013, Hydro One Remote Communities filed an IRM application with the OEB for 2014 distribution, seeking approval for a rate increase of approximately 0.48%, to be effective May 1, 2014.

Recent Industry Developments

Long-Term Energy Plan

In 2010, the Ministry of Energy released Ontario’s LTEP, which set out the province’s expected electricity needs until 2030 and supported the continued procurement of new, cleaner generation. The 2010 LTEP addressed seven key areas: demand, supply, conservation, transmission, Aboriginal communities, capital investments, and electricity prices.

On December 2, 2013, the Province released its updated LTEP, Achieving Balance, which sets out the Province’s plan of action for the energy sector, including strategies for mitigating increases in electricity rates; increased renewable energy procurement; nuclear refurbishment; enhanced regional planning with respect to energy infrastructure; transmission enhancements; encouraging Aboriginal participation in energy development, transmission and conservation projects; and the expansion of natural gas infrastructure. The plans are guided by the goal of balancing five core principles: cost-effectiveness, reliability, clean energy, community engagement, and conservation and demand management (CDM). Pursuant to the updated LTEP, the Province “will encourage Ontario Power Generation Inc. (OPG) and Hydro One to explore new business lines and opportunities inside and outside Ontario. These opportunities will help leverage existing areas of expertise and grow revenues for the benefit of Ontarians.” We will continue to work with the Province to develop business plans and efficiency targets that will reduce costs and result in significant ratepayer savings.

In November 2013, the Minister of Energy issued a directive to the OEB, which in turn issued a decision and order on January 9, 2014, to amend the transmission licence of Hydro One Networks to develop and seek approval for the Northwest Bulk Transmission Line Project, an expansion or reinforcement of the transmission system in the area west of Thunder Bay. The scope and timing of the Northwest Bulk Transmission Line Project shall be in accordance with the recommendations of the OPA.

Distribution Sector Consolidation

In April 2012, the Province announced it was launching a comprehensive review of Ontario’s electricity sector to explore options to improve efficiencies, including LDC consolidation. As a result, the Province created the Ontario Distribution Sector Review Panel (Panel). In December 2012, the Panel released its report, “Renewing Ontario’s Electricity Distribution Sector: Putting the Consumer First” with recommendations for electricity sector consolidation. This report recommended that the 73 LDCs, comprising the focus of the report, be consolidated into eight to 12 larger regional electricity distributors within a two-year timeframe. Specifically, it recommended there be two regional distributors in northern Ontario and between six and ten regional distributors in southern Ontario with a minimum of 400,000 customers each. Given our company’s position as the largest LDC, the report recommended that Hydro One Networks be given unambiguous direction to lead and engage in the discussion of the merger of distribution assets with the appropriate interested utilities on a commercial basis. The Minister of Energy subsequently indicated he was supportive of voluntary consolidation and expects all LDCs to pursue innovative partnerships and transformative initiatives that will result in electricity ratepayer savings.

On April 2, 2013, we reached an agreement with Norfolk County to acquire the outstanding shares of Norfolk Power Inc. (Norfolk Power) for $93 million, subject to final closing adjustments. We will pay Norfolk County approximately $66 million net after assuming Norfolk Power’s existing debt of approximately $27 million. Norfolk Power is a holding company that owns Norfolk Power Distribution Inc., a local distribution company, and Norfolk Energy Inc., a non-rate regulated energy services company. The selection of our company as successful bidder followed a comprehensive competitive sales process initiated by Norfolk Power. The acquisition is pending a regulatory decision from the OEB, which is anticipated in 2014.

We will continue to pursue growth opportunities through LDC consolidation by leveraging our existing assets, technologies, capabilities, unparalleled experience in LDC acquisitions, and our distribution footprint.

Procurement of New Generation

In 2009, the OPA launched its Feed-in Tariff (FIT) Program which is designed to procure energy from a wide range of renewable energy sources, including wind, solar, photovoltaic, bio-energy, and waterpower up to 50 MW. The FIT program is currently divided into three streams: Micro FIT (projects up to 10 kW), Small FIT (projects between 10 kW and 500 kW) and regular FIT (projects greater than 500 kW), all of which may result in connections to our distribution system. Under the FIT program, the OPA has entered into contracts or conditional contracts with generation proponents pursuant to which the OPA will pay a fixed rate for power produced over a specified period of time. We continue to connect projects for which there are firm contracts.

On May 30, 2013, the Province announced that it would make 900 MW of new capacity available between 2013 and 2018 for the Small FIT and Micro FIT programs. The Province has set annual procurement targets, from 2014 onwards, of 150 MW for Small FIT generation and 50 MW for Micro FIT generation. The Province is working with the OPA to develop a competitive process for renewable energy generation projects above 500 kW. The new process will replace the existing large project stream of the FIT program. As at December 31, 2013, our company has connected more than 370 FIT and 11,000 Micro FIT projects.

Conservation and Demand Management

In April 2012, the OEB issued its CDM guidelines for all electricity distributors. These guidelines provide guidance on certain provisions in the CDM Code and the type of evidence that should be filed by distributors in support of an application for OEB-approved CDM programs. The guidelines also provide details on the Lost Revenue Adjustment Mechanism (LRAM) related to CDM programs implemented under the CDM Code. LRAM is the mechanism by which LDCs are compensated for lost revenues associated with their respective load reductions resulting from CDM programs. In addition, the guidelines state that savings associated with TOU pricing are eligible to be counted towards the 2011–2014 CDM targets.

In December 2012, the Minister of Energy issued a directive to the OPA to extend funding for the OPA-contracted Ontario-wide CDM programs for one additional year, to December 31, 2015. This extension will provide an opportunity for the OPA and LDCs to collaboratively work to strengthen the current framework, and to keep customer programs in place for 2015.

On September 30, 2013, in accordance with the CDM Code, Hydro One Networks and Hydro One Brampton Networks each filed a 2012 Annual CDM Report with the OEB. The reports discussed CDM activities, energy and peak demand savings results achieved in 2012, and plans to reach CDM targets by the end of 2014. Hydro One Networks reported that it expects to reach 100% of its demand target and 80% of its cumulative energy target by 2014. Hydro One Brampton Networks reported that it expects to reach 68% of its demand target and 100% of its cumulative energy target by 2014. The OEB has indicated that there are several LDCs that have a similar issue. The OEB is aware of our situation.

ANNUAL RESULTS OF OPERATIONS

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ Change	% Change

Revenues	6,074	5,728	346	6

Purchased power	3,020	2,774	246	9
Operation, maintenance and administration	1,106	1,071	35	3
Depreciation and amortization	676	659	17	3

	4,802	4,504	298	7

Income before financing charges and provision for payments in lieu of corporate income taxes	1,272	1,224	48	4
Financing charges	360	358	2	1

Income before provision for payments in lieu of corporate income taxes	912	866	46	5
Provision for payments in lieu of corporate income taxes	109	121	(12)	(10)

Net income	803	745	58	8

Revenues

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ Change	% Change
Transmission	1,529	1,482	47	3
Distribution	4,484	4,184	300	7
Other	61	62	(1)	(2)

	6,074	5,728	346	6

Average annual Ontario 60-minute peak demand (MW)[1]	21,493	21,132	361	2

Distribution – units distributed to customers (TWh)[1]	29.8	29.2	0.6	2

[1]	System-related statistics are preliminary.

Transmission

Transmission revenues primarily consist of our transmission tariff, which is based on the monthly peak electricity demand across our high-voltage network. The tariff is designed to recover revenues necessary to support a transmission system with sufficient capacity to accommodate the maximum expected demand. Demand is primarily influenced by weather and economic conditions. Transmission revenues also include export revenues associated with transmitting excess generation to surrounding markets, ancillary revenues primarily attributable to maintenance services provided to generators, and secondary use of our land rights.

Our 2013 transmission revenues were higher by $47 million, or 3%, compared to 2012. The average Ontario 60-minute peak demand was higher in 2013, resulting in an increase in transmission revenues of $26 million, compared to 2012. The higher energy consumption in 2013 mainly resulted from a warmer summer and a colder winter, as compared to 2012. In addition, we experienced higher revenues of $21 million in 2013, associated with the OEB’s approval of export service revenues and ancillary services.

Distribution

Distribution revenues include our distribution tariff and amounts to recover the cost of purchased power used by the customers of our Distribution Business. Accordingly, our distribution revenues are influenced by the amount of electricity we distribute, the cost of purchased power and our distribution tariff rates. Distribution revenues also include minor ancillary distribution service revenues, such as fees related to the joint use of our distribution poles by the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

Our 2013 distribution revenues were higher by $300 million, or 7%, compared to 2012. The increase was primarily due to the recovery of higher purchased power costs of $246 million, as described below under “Purchased Power.” In addition, energy consumption was higher by $29 million in 2013, mainly resulting from a warmer summer and a colder winter, as compared to 2012. Distribution revenues also increased by $15 million as a result of our placement in service of new smart grid and smart meter investments, which are currently being recovered through separate rate mechanisms.

In December 2012, the OEB approved new tariff rates effective January 1, 2013, based on its third generation IRM process. As part of the IRM decision, the OEB approved our application for an additional rate rider related to an incremental capital module (ICM) adjustment to our rates, reflecting our placement in service of certain specific capital investments. This ICM approval resulted in an increase of $13 million, compared to 2012. In addition, the OEB’s IRM decision resulted in higher distribution revenues of $10 million, which will support the maintenance and investment requirements of our distribution system and enable the safe and reliable delivery of electricity to our customers throughout Ontario. The 2013 distribution revenue increases were partially offset by lower 2013 ancillary distribution revenues of $13 million, primarily associated with OEB-approved regulatory accounts.

Purchased Power

Purchased power costs are incurred by our Distribution Business and represent the cost of purchased electricity delivered to customers within our distribution service territory. These costs comprise the wholesale commodity cost of energy, the IESO wholesale market service charges, and transmission charges levied by the IESO. The commodity cost of energy is based on the OEB’s RPP, as described above under “Regulation.”

Our 2013 purchased power costs increased by $246 million, or 9%, to $3,020 million, compared to 2012. The increase in our 2013 purchased power costs was mainly due to a $104 million increase resulting from higher purchased power costs for customers who are not eligible for the RPP, an $85 million increase resulting from the impact of changes in the OEB’s RPP rates for residential and other eligible customers, a $44 million increase due to higher electricity demand, a $9 million increase resulting from the IESO’s Smart Metering Entity charge effective May 1, 2013, and a $4 million reduction in wholesale market service charges levied by the IESO.

Operation, Maintenance and Administration

Our operation, maintenance and administration costs consist of labour, materials, equipment and purchased services which support the operation and maintenance of the transmission and distribution systems. Also included in these costs are property taxes and payments in lieu thereof related to our transmission and distribution lines, stations and buildings. Our transmission operation, maintenance and administration costs are incurred to sustain our high-voltage transmission stations, lines and rights-of-way. Our distribution operation, maintenance and administration costs are required to maintain our low-voltage distribution system. Our company continues to focus on managing its costs, while continuing to substantially complete our planned work programs for both our Transmission and Distribution Businesses.

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ Change	% Change
Transmission	375	402	(27)	(7)
Distribution	672	608	64	11
Other	59	61	(2)	(3)

	1,106	1,071	35	3

Transmission

Our 2013 transmission operation, maintenance and administration costs decreased by $27 million, or 7%, to $375 million, compared to 2012. Within our work programs, we continued to invest in the safe and reliable operation of our transmission system.

Expenditures in support of our transmission system decreased by $33 million in 2013, compared to 2012, primarily due to a reduction to our provision for payments in lieu of property taxes related to transmission stations for the years 1999 to 2012, inclusive, following the finalization of the related regulations and receipt of a final assessment of our property tax returns. The decrease in our transmission system support costs was partially offset by an increase of $6 million in our work program costs, compared to 2012. This increase was primarily due to higher expenditures related to our forestry work program on our transmission rights-of-way resulting from heavy tree densities, power equipment preventive and corrective maintenance, and emergency restoration requirements as a result of severe flooding at our Richview and Manby transmission stations caused by a major rainstorm in July 2013. We also experienced increased cyber security and internal compliance program requirements related to the reliability standards and criteria mandated by the North American Electric Reliability Corporation (NERC). These increases in work program costs were partially offset by lower expenditures related to the OPA’s recommendation to increase short circuit and/or transformer capacity at ten of our transmission stations to enable the connection of small renewable projects, as this work was substantially completed by the end of 2012. Expenditures for these station upgrades were recorded within operation, maintenance and administration rather than as capital expenditures, given that recovery was restricted pursuant to a shareholder declaration made in April 2011. No such declarations were issued in 2013. In addition, we experienced lower expenditures within our overhead lines program.

Distribution

Our 2013 distribution operation, maintenance and administration costs increased by $64 million, or 11%, to $672 million, compared to 2012. Our work program expenditures increased by $63 million compared to 2012, mainly as a result of increased power restoration expenditures following major storms in 2013, increased customer-driven work related to trouble calls and cable locates in support of the new One Call Program, higher requirements within the line patrol program, higher expenditures on our customer care programs, higher Information Technology (IT) improvements and enhancements, and continued work on the ADS Project. These impacts were partially offset by lower station corrective and preventive maintenance expenditures, as well as lower line clearing expenditures, compared to 2012. Our expenditures in support of our distribution system increased marginally by $1 million, compared to 2012.

Depreciation and Amortization

Our 2013 depreciation and amortization costs increased by $17 million, or 3%, compared to 2012. This increase was attributable to higher 2013 depreciation expense, primarily related to our placement of new assets in service consistent with our ongoing capital work program, as well as higher asset removal costs in 2013.

Financing Charges

Financing charges increased by $2 million, or 1%, to $360 million for 2013, compared to 2012. Higher financing costs in 2013 were mainly due to a decrease in interest capitalized, partially offset by a decrease in interest expense on long-term debt due to lower average interest rates.

Provision for Payments in Lieu of Corporate Income Taxes

The provision for payments in lieu of corporate income taxes (PILs) decreased by $12 million, or 10%, to $109 million in 2013, compared to 2012. This decrease primarily resulted from changes in net temporary differences, and a true-up relating to the 2012 research and development tax credits. This reduction was partially offset by the impact of higher levels of pre-tax income in 2013, compared to 2012.

Net Income

Our 2013 net income increased by $58 million, or 8%, to $803 million, compared to 2012. We experienced higher distribution revenues in 2013 mainly reflecting increased purchased power costs, primarily related to the OEB’s RPP rate-setting process and the IESO’s spot market. We also experienced increased transmission revenues in 2013 reflecting a higher peak demand due to intermittent periods of hot weather in the summer of 2013, as well as extreme cold winter weather. Our 2013 net income was also positively impacted by a lower provision for PILs and by a reduction to our provision for payments in lieu of transmission station property taxes, following the finalization of the assessment of certain prior years’ property tax returns. This reduction was partially offset by power restoration expenditures following several major storms in 2013.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters, from the quarter ended March 31, 2012 through December 31, 2013. This information has been derived from our unaudited interim Consolidated Financial Statements and our audited annual Consolidated Financial Statements which include all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of our financial position and results of operations for those periods. These operating results are not necessarily indicative of results for any future period and should not be relied upon to predict our future performance.

(millions of Canadian dollars)	2013				2012
Quarter ended	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Total revenue	1,557	1,542	1,403	1,572	1,435	1,466	1,359	1,468
Net income	160	218	168	257	165	201	169	210
Net income to common shareholder	155	214	163	253	160	197	164	206

Electricity demand generally follows normal weather-related variations, and consequently, our electricity-related revenues and profit, all other things being equal, would tend to be higher in the first and third quarters than in the second and fourth quarters.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity and capital resources are funds generated from our operations, debt capital market borrowings and bank financing. These resources will be used to satisfy our capital resource requirements, which continue to include our capital expenditures, servicing and repayment of our debt, and dividends.

Summary of Sources and Uses of Cash

Year ended December 31 (millions of Canadian dollars)	2013	2012
Operating activities	1,404	1,294
Financing activities
Long-term debt issued	1,185	1,085
Long-term debt retired	(600)	(600)
Dividends paid	(218)	(370)
Investing activities
Capital expenditures	(1,412)	(1,463)
Other financing and investing activities	11	21

Net change in cash and cash equivalents	370	(33)

Operating Activities

Net cash from operating activities increased by $110 million to $1,404 million in 2013, compared to 2012. The increase was primarily due to higher 2013 net income, compared to 2012, as well as changes in accrual balances, mainly related to timing of tax payments and to capital projects. The increase was partially offset by growth in accounts receivable balances, resulting from higher revenues and lower collections in the period.

Financing Activities

Short-term liquidity is provided through funds from operations, our Commercial Paper Program, under which we are authorized to issue up to $1,000 million in short-term notes with a term to maturity of less than 365 days, our revolving credit facility, and our holding of Province of Ontario Floating-Rate Notes.

Our Commercial Paper Program is supported by our $1,500 million committed revolving credit facility with a syndicate of banks, which matures in June 2018. In addition, our investment in Province of Ontario Floating-Rate Notes of $250 million (with a fair value of $251 million at December 31, 2013) maturing on November 19, 2014 also provides temporary liquidity. The short-term liquidity under this program and anticipated levels of funds from operations should be sufficient to fund our normal operating requirements.

At December 31, 2013, we had $9,045 million in long-term debt outstanding, including the current portion. Our notes and debentures mature between 2014 and 2062. Long-term financing is provided by our access to the debt markets, primarily through our Medium-Term Note (MTN) Program. The maximum authorized principal amount of medium-term notes issuable under this program is $3,000 million. At December 31, 2013, $1,815 million remained available until October 2015.

Cash generated from operations, after payment of expected dividends, will not be sufficient to fund capital expenditures, fund the repayment of our existing indebtedness, and meet other liquidity requirements. We rely on debt financing through our MTN Program and our Commercial Paper Program to repay our existing indebtedness and fund a portion of our capital expenditures.

The credit ratings assigned to our debt securities by external rating agencies are important to our ability to raise capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets on competitive terms. A material downgrade of our credit ratings would likely increase our cost of funding significantly, and our ability to access funding and capital through the capital markets could be reduced. Our corporate credit ratings from approved rating organizations are as follows:

Rating
Rating Agency	Short-term Debt	Long-term Debt
DBRS Limited	R-1 (middle)	A (high)
Moody’s Investors Service Inc.	Prime-1	A1
Standard & Poor’s Rating Services Inc. (S&P)[1]	A-1	A+

[1]	On April 25, 2012, S&P revised their outlook on our company to negative from stable.

We have the customary covenants normally associated with long-term debt. Among other things, our long-term debt covenants limit our permissible debt as a percentage of our total capitalization, limit our ability to sell assets, and impose a negative pledge provision, subject to customary exceptions. The credit agreements related to our credit facilities have no material adverse change clauses that could trigger default. However, the credit agreements require that we provide notice to the lenders of any material adverse change within three business days of the occurrence. The agreements also provide limitations that debt cannot exceed 75% of total capitalization and that third party debt issued by our subsidiaries cannot exceed 10% of the total book value of our assets. We were in compliance with all these covenants and limitations as at December 31, 2013.

In 2013, we issued $1,185 million of long-term debt under our MTN Program, compared to $1,085 million of long-term debt issued in 2012. In 2013, we also repaid $600 million in maturing long-term debt, compared to $600 million of long-term debt called and redeemed in 2012, prior to its maturity date of November 15, 2012. We had no short-term notes outstanding at December 31, 2013 or 2012.

Common dividends are declared at the sole discretion of our Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements, and other relevant factors, such as industry practice and shareholder expectations. Common dividends pertaining to our quarterly financial results are generally declared and paid in the following quarter.

In 2013, we paid dividends to the Province in the amount of $218 million, consisting of $200 million in common dividends and $18 million in preferred dividends. In 2012, we paid dividends to the Province in the amount of $370 million, consisting of $352 million in common dividends and $18 million in preferred dividends. In 2013, cash dividends per common share were $2,000, compared to $3,523 per common share in 2012. Cash dividends per preferred share were $1.375 in each of 2013 and 2012.

Our objectives with respect to our capital structure are to maintain effective access to capital on a long-term basis at reasonable rates and to deliver appropriate financial returns to our shareholder.

Investing Activities

Capital investments consist of cash capital expenditures and related accruals. Capital investments primarily relate to enhancing and reinforcing of our transmission and distribution infrastructure.

Year ended December 31 (millions of Canadian dollars)	2013	2012	$ Change	% Change
Transmission	714	776	(62)	(8)
Distribution	673	671	2	—
Other	7	7	—	—

Total capital investments	1,394	1,454	(60)	(4)

Transmission

Our 2013 transmission capital investments decreased by $62 million, or 8%, to $714 million, compared to 2012. Investments to expand and reinforce our transmission system were $170 million in 2013, representing a decrease of $143 million, compared to 2012. The decrease was mainly due to the completion of our Bruce to Milton Transmission Reinforcement Project to connect refurbished nuclear and new wind generation sources in the Huron-Grey-Bruce area. This project was placed in-service in May 2012. In addition, we experienced lower expenditures as a result of completing our Commerce Way Transmission Station, a new load supply station in the City of Woodstock to address load growth issues in the Woodstock area, and the Switchyard Reconstruction Project at our Burlington Transmission Station, where two new 115 kV switchyards were constructed to increase the load supply capacity and to ensure reliability of supply to customers in the area. These projects were placed in-service in February 2013 and December 2012, respectively.

During 2013, we continued to invest in inter-area network projects to support the Province’s supply mix objectives for generation, and in load customer connections and local area supply projects to address growing loads. Our local area supply project expenditures include investments in our Midtown Transmission Reinforcement Project, which will provide additional supply capability to meet future load growth in midtown Toronto as well as areas to the west. Work at our Hearn Switching Station was partially completed in December 2013, where we rebuilt an existing switchyard that had reached its end-of-life. This project will also increase short circuit capability to accommodate future connection of renewable generation in central and downtown Toronto. We are also constructing our Lambton to Longwood Transmission Upgrade to increase transmission capability between our Lambton (Sarnia) and Longwood (London) transmission stations. This project is needed to satisfy government policy relating to the incorporation of 10,700 MW of non-hydroelectric renewable generation resources by 2021.

Investments to sustain our existing transmission system were $481 million in 2013, representing an increase of $89 million, compared to 2012. In 2013, we made significant investments in the refurbishment and replacement of end-of-life equipment for overhead lines and system re-investments in order to improve reliability, as well as replacement of circuit breakers. In addition, we have experienced higher expenditures associated with the timing of work related to the replacement of end-of-life power transformers. We continued work on replacing end-of-life underground transmission cables between our Strachan Transmission Station and Riverside Junction. These new underground cables will maintain a reliable supply of electricity to downtown Toronto. These increases were partially offset by lower expenditures related to the replacement of protection and control equipment.

Our other transmission capital investments were $63 million in 2013, representing a decrease of $8 million, compared to 2012. The decrease was mainly due to lower requirements associated with IT initiatives, including our entity-wide SAP information system replacement and improvement project, and timing of field facilities improvements. These reductions were partially offset by increased fleet acquisitions and emergency flood restoration work at our Richview transmission station caused by a major rainstorm in July 2013.

Distribution

Our 2013 distribution capital investments increased by $2 million, or less than 1%, to $673 million, compared to 2012. Investments to expand and reinforce our distribution network were $235 million in 2013, representing a decrease of $49 million, compared to 2012. We experienced reduced expenditures related to some of our major projects, including the ADS Project, as we completed the deployment of our Distribution Management System within our Owen Sound pilot area in 2012, and the Smart Metering Project, as most of the network expansion work was completed in 2012. In 2013, we also experienced a lower demand for new customer connections and upgrades. These decreases were partially offset by increased work on upgrading and adding capacity to our system to enable new customer connections and timing of generation connection projects. Given that the OEB has assessed the prudency of the ADS Project, the next phase of this project is anticipated in 2014.

Investments to sustain our distribution system were $324 million in 2013, representing an increase of $79 million, compared to 2012. The increase was primarily due to increased expenditures for replacements related to storm restoration work caused by major storms in 2013. We also experienced increased work within our wood pole replacement program and station refurbishment projects. Investments were also impacted by the timing of customer contribution payments received in 2012 relating to work for joint use and relocation of our lines. These increases were partially offset by lower work within our lines programs.

Our other distribution capital investments were $114 million in 2013, representing a decrease of $28 million, compared to 2012. The majority of these expenditures were related to the Customer Information System (CIS) phase of our entity-wide information system replacement and improvement project, which was placed into service in May 2013. In addition to replacing end-of-life systems, this implementation will result in process improvements that are expected to provide many benefits including enhancements to customer satisfaction through reduced call times and first call resolution of issues given faster availability of information. Productivity savings are also anticipated to result from performance improvements, consolidation and/or decommissioning of legacy IT systems. In addition, we experienced decreased expenditures associated with IT initiatives, including our entity-wide SAP information system replacement and improvement project, and the timing of field facilities improvements, partially offset by an increase in fleet acquisitions and emergency flood restoration work at our Richview Transmission Station.

Future Capital Investments

Our capital investments for 2014 are budgeted at approximately $1,600 million. Our 2014 capital budgets for our Transmission and Distribution Businesses are approximately $950 million and $650 million, respectively. Consolidated capital investments are expected to be approximately $1,600 million in each of 2015 and 2016. These investment levels reflect the sustainment requirements of our aging infrastructure. Our sustainment program capital investments are expected to be approximately $900 million in each of 2014, 2015, and 2016. Our development capital investments are expected to be approximately $450 million in 2014, $500 million in 2015, and $500 million in 2016. Our development projects include the inter-area network upgrades that reflect supply mix policies, local area supply improvements, the ADS, new load and generation connections and requirements to enable Distributed Generation (DG), and customer demand work. Other capital investments are expected to be $250 million in 2014, $200 million in 2015, and $200 million in 2016. This includes investments in operating infrastructure integration, IT, fleet services and facilities, and real estate. Our future capital investments amounts do not include future LDC acquisitions.

Transmission

Transmission capital investments are incurred to manage the replacement and refurbishment of our aging transmission infrastructure in order to ensure a continued reliable supply of energy to customers throughout the province. Our sustainment program future capital investments include the replacement of air blast circuit breakers and switchgear, high-voltage underground cables, and power transformers. These investments are necessary to ensure that we maintain our current levels of supply to our customers and continue to meet all regulatory, compliance, safety and environmental objectives.

Our development future capital investments include the Clarington Transmission Station Project to install additional auto-transformer capacity in east Greater Toronto Area; the Guelph Area Transmission Refurbishment Project, an upgrade of a transmission line and transmission stations in south-central Guelph; investments in ADS; requirements to enable DG; and up to four other transmission station upgrades, which when combined with the new Hearn Switching Station, will collectively enable up to 600 MW of new generation capacity in the Niagara, Toronto and Ottawa areas.

In 2011, the OPA provided the scope and timing to increase short circuit and/or transformer capacity at ten of 15 transmission stations. Seven of these station upgrades have now been completed, and alternate solutions have been determined for the remaining three projects. The Lambton to Longwood Transmission Upgrade has a required in-service date of December 2014, and is included in our budgeted future capital investments. This project is needed to satisfy government policy relating to the incorporation of 10,700 MW of non-hydroelectric renewable generation resources by 2021. In August 2013, the OPA requested us to terminate work related to the Southwestern Ontario Reactive Compensation Priority Project, and an OPA recommendation regarding the third priority specified transmission project, which was not included in the most recent LTEP, is not expected in the foreseeable future. Therefore, these two projects are not included in our budgeted future capital investments.

Based on the OEB’s framework for competitive designation for the development of eligible transmission projects, we did not include in our budgeted future capital investments any projects that could meet the definition of expansions. We do not plan to undertake large capital investments without a reasonable expectation of recovering them through our rates.

The actual timing and investments of many development projects are uncertain as they are dependent upon various regulatory approvals, negotiations with customers, neighbouring utilities and other stakeholders, and consultations with First Nations and Métis communities. Projects are also dependent upon the timing and level of generator contributions for enabling facilities.

Distribution

Distribution capital investments include the sustainment of our infrastructure. Our core work will continue to focus on maintaining the performance of our aging distribution asset base through renewal and refurbishment activities. Planned capital investments include the continued replacements of equipment and components that are beyond their expected service life, as well as increased wood pole replacements and distribution station refurbishments. Sustainment capital investments in the Smart Metering project will decrease through 2016.

Distribution development capital investments are expected to be relatively stable through 2016, with the exception of capital contributions for capacity improvements at the Orleans Transmission Station in 2015 and the Hanmer Transmission Station in 2016. We will continue to make investments required to connect new load and DG customers, as well as investments to ensure the system is capable of supplying customer needs. During 2014 to 2016, a number of our projects will address local load growth issues. Generation connection investments will decrease as the volume of connections is expected to decrease. The budgeted capital expenditures only reflect projects with FIT and Micro FIT Program contracts from the OPA that are expected to connect to our distribution system.

In 2014 and 2015, the ADS Project will continue to pilot various technologies and related capital investments will begin to decrease in 2016. Pilot technologies include improvements to outage response management through more effective resource dispatch, automation to isolate faults where needed, and the dynamic regulation of voltage to reduce losses.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Summary of Contractual Obligations and Other Commercial Commitments

The following table presents a summary of our debt and other major contractual obligations, as well as other major commercial commitments:

December 31, 2013 (millions of Canadian dollars)	Total	2014	2015/2016	2017/2018	After 2018
Contractual obligations (due by year)
Long-term debt – principal repayments[1]	9,045	750	1,050	1,350	5,895
Long-term debt – interest payments[1]	7,634	422	770	691	5,751
Pension[2]	172	160	12	—	—
Environmental and asset retirement obligations[3]	329	32	63	46	188
Inergi LP (Inergi) outsourcing agreement[4]	152	130	22	—	—
Operating lease commitments	48	11	14	14	9

Total contractual obligations	17,380	1,505	1,931	2,101	11,843

Other commercial commitments (by year of expiry)
Bank line[5]	1,500	—	—	1,500	—
Letters of credit[6]	149	149	—	—	—
Guarantees[6]	326	326	—	—	—

Total other commercial commitments	1,975	475	—	1,500	—

[1]	The “long-term debt – principal repayments” amounts are not charged to our results of operations, but are reflected on our Consolidated Balance Sheets and Consolidated Statements of Cash Flows. Interest associated with the long-term debt is recorded in financing charges on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[2]	Contributions to the Hydro One Pension Fund are generally made one month in arrears. The 2014 minimum pension contributions are based on an actuarial valuation effective December 31, 2011. Minimum pension contributions beyond 2014 will be based on an actuarial valuation effective no later than December 31, 2014, and will depend on future investment returns, changes in benefits, or actuarial assumptions. Pension contributions beyond 2014 are not estimable at this time. On January 30, 2014, we made contributions of $140 million.
[3]	We record a liability for the estimated future expenditures associated with the removal and destruction of polychlorinated biphenyl (PCB)-contaminated insulating oils and related electrical equipment, and for the assessment and remediation of chemically-contaminated lands. We also record a liability for asset retirement obligations associated with the removal and disposal of asbestos-containing materials installed in some of our facilities, as well as the future decommissioning and removal of two of our switching stations. The forecast expenditure pattern reflects our planned work programs for the periods.
[4]	In 2002, Inergi began providing services to our company, including business processing and IT outsourcing services. The current agreement with Inergi will expire in February 2015. We have begun developing a plan of action for end-of-term and issued a request for proposal on November 7, 2013. Based on the September 2013 Shareholder Resolution, the Province requires us to contract only with parties who are employed and physically located in Ontario when providing services to our company. The amounts disclosed include an estimated contractual annual inflation adjustment in the range of 1.5% to 3.0%. Payments in respect of our agreement with Inergi are recorded in operation, maintenance and administration costs on our Consolidated Statements of Operations and Comprehensive Income or as a cost of our capital programs.
[5]	On May 31, 2013, we increased the size of the revolving standby credit facility used to support our liquidity requirements from $1,250 million to $1,500 million, and extended the maturity date from June 2017 to June 2018.
[6]	We currently have outstanding bank letters of credit of $127 million relating to retirement compensation arrangements. We provide prudential support to the IESO in the form of letters of credit, the amount of which is calculated based on forecasted monthly power consumption. At December 31, 2013, we have provided letters of credit to the IESO in the amount of $21 million to meet our current prudential requirement. In addition, we have approximately $1 million pertaining to operating letters of credit. We have also provided prudential support to the IESO on behalf of our subsidiaries as required by the IESO’s Market Rules, using parental guarantees of up to a maximum of $325 million, and on behalf of two distributors using guarantees of up to approximately $1 million.

RELATED PARTY TRANSACTIONS

We are owned by the Province. The OEFC, IESO, OPA, OPG and the OEB are related parties to our company because they are controlled or significantly influenced by the Province.

Related party transactions primarily consist of our transmission revenues received from, and our power purchases payments made to the IESO. The year-over-year changes related to these amounts are described more fully in the discussion of our transmission revenues and purchased power costs. Other significant related party transactions include our dividends, which are paid to the Province, and our PILs and some of our payments in lieu of property taxes, which are paid to the OEFC. In addition, in January 2010, we purchased $250 million of Province of Ontario Floating-Rate Notes, maturing on November 19, 2014, as a form of alternate liquidity to supplement our bank credit facilities.

Our company receives revenues for transmission services from the IESO, based on OEB-approved UTRs. Transmission revenues include $1,509 million (2012 – $1,474 million) related to these services. Our company receives amounts for rural rate protection from the IESO. Distribution revenues include $127 million (2012 – $127 million) related to this program. Our company also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues include $33 million (2012 – $28 million) related to these services.

In 2013, our company purchased power in the amount of $2,477 million (2012 – $2,392 million) from the IESO-administered electricity market; $15 million (2012 – $10 million) from OPG; and $8 million (2012 – $7 million) from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. In 2013, our company incurred $12 million (2012 – $11 million) in OEB fees.

Our company has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. In 2013, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $9 million (2012 – $10 million), primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million in 2013 (2012 – $2 million).

The OPA funds substantially all of the Company’s CDM programs. The funding includes program costs, incentives, and management fees. In 2013, our company received $34 million (2012 – $39 million) from the OPA related to these programs.

Our company pays a $5 million annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to our company on April 1, 1999.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are unsecured, interest free and settled in cash.

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of Canadian dollars)	2013	2012
Due from related parties	197	154
Due to related parties[1]	(230)	(261)
Long-term investment	251	251

[1]	Included in “due to related parties” at December 31, 2013 are amounts owing to the IESO in respect of power purchases of $217 million (2012 – $199 million).

CONSIDERATIONS OF CURRENT ECONOMIC CONDITIONS

Effect of Load on Revenue

Our load, based on normal weather patterns, is expected to decline in 2014 due to the impact of CDM and embedded generation, partially offset by load growth associated with economic growth in all sectors of the Ontario economy. Overall load growth due to the economy alone is forecasted to be approximately 1.6%, with the commercial and industrial sectors slightly outperforming the residential sector. The load impacts of CDM and embedded generation are expected to have a negative impact on load growth of approximately 0.4% and 3.5%, respectively. On the whole, our load is expected to decline by about 2.3% in 2014. Our approved revenue requirement for 2014 has taken the expected load decline into account. A reduction in load, beyond our load forecast included in our approved revenue requirement, would negatively impact our financial results.

Effect of Interest Rates

Changes in interest rates will impact the calculation of the revenue requirements upon which our rates are based. The first component impacted by interest rates is our return on equity (ROE). The OEB-approved adjustment formula for calculating ROE will increase or decrease by 50% of the change between the current Long Canada Bond Forecast and the risk-free rate established at 4.25% and 50% of the change in the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield established at 1.415%. All other things being equal, we estimate that a 1% decrease in the forecasted long-term Government of Canada bond yield used in determining our ROE would reduce Hydro One Networks’ transmission and distribution businesses’ 2014 results of operations by approximately $20 million and $10 million, respectively. As interest rates decline, there is more risk of a decline in our net income. The second component of revenue requirement that would be impacted by interest rates is the return on debt. The difference between actual interest rates on new debt issuances and those approved for return by the OEB would impact our results of operations.

Input Costs and Commodity Pricing

In support of our ongoing work programs, we are required to procure materials, supplies and services. To manage our total costs, we regularly establish security of supply, strategic material and services contracts, general outline agreements, and vendor alliances and we also manage a stock of commonly used items. Such arrangements are for a defined period of time and are monitored. Where advantageous, we develop long-term contractual relationships with suppliers to optimize the cost of goods and services and to ensure the availability and timely supply of critical items. As a result of our strategic sourcing practices, we do not foresee any adverse impacts on our business from current economic conditions in respect of adequacy and timing of supply and credit risk of our counterparties. Further, we have been able to realize significant savings through our strategic sourcing initiatives.

Pension Plan

In 2013, we contributed approximately $160 million to our pension plan and incurred $287 million in net periodic pension benefit costs, based on an actuarial valuation effective December 31, 2011. Actuarial valuations are minimally required to be filed every three years. We currently estimate our total annual pension contributions to be approximately $160 million for 2014, based on the projected level of pensionable earnings and the same actuarial valuation effective December 31, 2011. Future minimum contributions beyond 2014 will be based on an actuarial valuation effective no later than December 31, 2014. Our pension plan experienced positive returns of approximately 17.91% in 2013. Our pension obligation is impacted by interest rates. The 0.5% increase in the discount rate, from 4.25% at December 31, 2012 to 4.75% at December 31, 2013, resulted in a decrease in the pension obligation of $443 million and an increase to our post-retirement and post-employment benefit obligation of $126 million. Our pension obligation is also impacted by mortality assumptions. The changes in mortality assumptions at December 31, 2013, compared to December 31, 2012, resulted in an increase in the pension obligation of $380 million and an increase to our post-retirement and post-employment benefit obligation of $136 million. Contribution increases are being implemented for all segments of our company’s active employees.

RISK MANAGEMENT AND RISK FACTORS

We have an Enterprise Risk Management (ERM) Program that aims at balancing business risks and returns. An enterprise-wide approach enables regulatory, strategic, operational and financial risks to be managed and aligned with our strategic goals. Our ERM program helps us to better understand uncertainty and its potential impact on our strategic goals. It sets out the uniform principles, processes and criteria for identifying, assessing, evaluating, treating, monitoring and communicating risks across all lines of business. It supports our Board of Directors’ corporate governance needs and the due diligence responsibilities of senior management.

While our philosophy is that risk management is the responsibility of all employees, the Board of Directors annually reviews our company’s risk tolerances, risk management policies, processes and accountabilities. Twice per year, the Board of Directors reviews our risk profile, which is the list of key risks prepared by senior management, and represents the greatest threats to meeting our strategic objectives. The Board of Directors’ committees review risks relevant to their mandate at every meeting. The Audit and Finance Committee of our Board of Directors annually reviews the status of our internal control framework.

Our President and Chief Executive Officer (CEO) has ultimate accountability for risk management. Our Leadership Team provides senior management oversight of our risk portfolio and our risk management processes. The leadership team provides direction on the evolution of these processes and identifies priority areas of focus for risk assessment and mitigation planning.

Our Chief Administration Officer and Chief Financial Officer (CAO and CFO) is responsible for ensuring that the risk management program is an integral part of our business strategy, planning and objective setting. The CAO and CFO has specific accountability for ensuring that ERM processes are established, properly documented and maintained by our company.

Our senior managers, line and functional managers are responsible for managing risks within the scope of their authority and accountability. Risk acceptance or mitigation decisions are made within the risk tolerances specified by the head of the subsidiary or function.

The CAO and CFO provides support to the Audit and Finance Committee of our Board of Directors, the President and CEO, the senior management team and key managers within our company. This support includes developing risk management frameworks, policies and processes, introducing and promoting new techniques, establishing risk tolerances, preparing annual corporate risk profiles, maintaining a registry of key business risks and facilitating risk assessments across our company. Our internal audit staff is responsible for performing independent reviews of the effectiveness of risk management policies, processes and systems. Starting in 2013, our Board of Directors has taken on an enhanced role in our governance structure. Each committee of the Board of Directors will take accountability for reviewing specific risks of our company.

Key elements of our ERM Program enable us to identify, assess and monitor our risks effectively. These include having an ERM policy and framework which communicates our philosophy and process for risk management across our company. A discussion of risks is an integral part of each line of business’ planning documents on an annual basis. Risk identification is also considered as part of each business case for investments. Finally, discrete risk assessments and workshops are performed for specific lines of business, key projects and various profiles, such as customer relationships and regulatory compliance. In order to drive consistency throughout our risk identification and risk management processes, we use a standard list of risk sources known as our risk universe. These sources are maintained in a single database that provides a consistent basis for risk identification and classification and serves as a repository for our risk assessments. All risk assessments in our company start with this risk universe. We also use standard risk criteria, which establish the metrics and terminology used for assessing and communicating on risks, and help ensure a consistent basis for our risk assessments and risk evaluations across all lines of business. Risk criteria include formally established risk tolerances and standard scales for assessing the probability of a risk materializing and the strength of controls in place to mitigate them.

Ownership by the Province

The Province owns all of our outstanding shares. Accordingly, the Province has the power to determine the composition of our Board of Directors, appoint the Chair, and influence our major business and corporate decisions. We and the Province have entered into a memorandum of agreement relating to certain aspects of the governance of our company. Pursuant to such agreement, in September 2008 the Province made a declaration removing certain powers from our company’s directors pertaining to the off-shoring of jobs under the Inergi Agreement. In 2011, the Province made a declaration preventing our company from seeking cost recovery through the regulatory process for the cost of upgrades required for either Micro FIT or Small FIT generators for costs related to investment and expenditures made. Effective September 30, 2013, the Province made a declaration regarding the outsourcing of services covered by the Inergi Agreement.

In 2009, the Province required our company, among other entities, to adhere to certain accountability measures regarding consulting contracts and employee travel, meal and hospitality expenses. The Province may require us to adhere to further accountability measures or may make similar declarations in the future, some of which may have a material adverse effect on our business. Our credit ratings may change with the credit ratings of the Province, to the extent the credit rating agencies link the two ratings by virtue of our company’s ownership by the Province.

Conflicts of interest may arise between us and the Province as a result of the obligation of the Province to act in the best interests of the residents of Ontario in a broad range of matters, including the regulation of Ontario’s electricity industry and environmental matters, any future sale or other transaction by the Province with respect to its ownership interest in our company, including any potential outcomes arising out of the recommendations of the Ontario Distribution Sector Review Panel’s report, the Province’s ownership of OPG, and the determination of the amount of dividend or proxy tax payments. We may not be able to resolve any potential conflict with the Province on terms satisfactory to us, which could have a material adverse effect on our business.

Regulatory Risk

We are subject to regulatory risks, including the approval by the OEB of rates for our transmission and distribution businesses that permit a reasonable opportunity to recover the estimated costs of providing safe and reliable service on a timely basis and earn the approved rates of return. The OEB approves our transmission and distribution rates based on projected electricity load and consumption levels. If actual load or consumption materially falls below projected levels, our net income for either, or both, of these businesses could be materially adversely affected. Also, our current revenue requirements for these businesses are based on cost assumptions that may not materialize. There is no assurance that the OEB would allow rate increases sufficient to offset unfavourable financial impacts from unanticipated changes in electricity demand or in our costs.

The OEB’s new Renewed Regulatory Framework requires that the term of a custom rate application (distribution business) is a five-year period. There are risks associated with forecasting over a longer period. Changes in the industry may alter the investment needs or require changes to rate setting that could result in a significant impact on our capability to execute its plan. To mitigate the risk of externally driven factors that may impact its plan, Hydro One Networks proposed a number of adjustment mechanisms in the design of its recent custom application to reflect plan changes outside the normal course of business in order for the Company to avoid a regulatory review by the OEB during the five-year custom application period. Hydro One Networks also proposed a set of outcome measures to track its performance and delivery of the plan. There can be no assurance that the OEB will accept these mechanisms or that they will be sufficient to protect our company from unforeseen changes to its plan.

Our load could also be negatively affected by successful CDM programs. We are also subject to risk of revenue loss from other factors, such as economic trends and weather.

We expect to make investments in the coming years to connect new renewable generating stations. There is the possibility that we could incur unexpected capital expenditures to maintain or improve our assets particularly given that new technology is required to support renewable generation and unforeseen technical issues may be identified through implementation of projects. The risk exists that the OEB may not allow full recovery of such investments in the future. To the extent possible, we aim to mitigate this risk by ensuring prudent expenditures, seeking from the regulator clear policy direction on cost responsibility, and pre-approval of the need for capital expenditures. While we expect all of our expenditures to be fully recoverable after OEB review, any future regulatory decision to disallow or limit the recovery of such costs would lead to potential asset impairment and charges to our results of operations, which could have a material adverse effect on our company.

In Ontario, the Market Rules mandate that we comply with the reliability standards established by NERC and Northeast Power Coordinating Council. As a result, we will be required to comply with the Federal Energy Regulatory Commission’s definition of the Bulk Electric System unless we are granted an exception which will allow the application of the new definition in a cost-effective manner. We plan to submit exception applications and will look for recovery for costs incurred in meeting the definition in our rates; however, an adverse decision on an exception or recovery of costs could have an adverse effect on our company.

Risk of Natural and Other Unexpected Occurrences

Our facilities are exposed to the effects of severe weather conditions, natural disasters, man-made events including cyber and physical terrorist type attacks and, potentially, catastrophic events, such as a major accident or incident at a facility of a third party (such as a generating plant) to which our transmission or distribution assets are connected. Although constructed, operated and maintained to industry standards, our facilities may not withstand occurrences of this type in all circumstances. We do not have insurance for damage to our transmission and distribution wires, poles and towers located outside our transmission and distribution stations resulting from these events. Losses from lost revenues and repair costs could be substantial, especially for many of our facilities that are located in remote areas. We could also be subject to claims for damages caused by our failure to transmit or distribute electricity. Our risk is partly mitigated because our transmission system is designed and operated to withstand the loss of any major element and possesses inherent redundancy that provides alternate means to deliver large amounts of power. In the event of a large uninsured loss, we would apply to the OEB for recovery of such loss; however, there can be no assurance that the OEB would approve any such applications, in whole or in part, which could have a material adverse effect on our net income.

Risk Associated with Information Technology Infrastructure

Our ability to operate effectively in the Ontario electricity market is in part dependent upon us developing, maintaining and managing complex IT systems which are employed to operate our transmission and distribution facilities, financial and billing systems, and business systems. Our increasing reliance on information systems and expanding data networks increases our exposure to information security threats. We mitigate this risk through various methods including the use of security event management tools on our power and business systems, by separating our power system network from our business system network, by performing scans of our systems for known cyber threats and by providing company-wide awareness training to our personnel. We also engage the services of external experts to evaluate the security of our IT infrastructure and controls. We perform vulnerability assessments on our critical cyber assets and we ensure security and privacy controls are incorporated into new IT capabilities. Although these security and system disaster recovery controls are in place, there can be no guarantee that there will not be system failures or security breaches. Upon occurrence, the focus would shift from prevention to isolation, remediation and recovery until the incident has been fully addressed. Any such system failures or security breaches could have a material adverse effect on our company.

Risk Associated with Arranging Debt Financing

We expect to borrow to repay our existing indebtedness and fund a portion of capital expenditures. We have substantial amounts of existing debt, including $750 million maturing in 2014 and $550 million maturing in 2015. We plan to incur capital expenditures of approximately $1,600 million in each of 2014 and 2015. Cash generated from operations, after the payment of expected dividends, will not be sufficient to fund the repayment of our existing indebtedness and capital expenditures. Our ability to arrange sufficient and cost-effective debt financing could be materially adversely affected by numerous factors, including the regulatory environment in Ontario, our results of operations and financial position, market conditions, the ratings assigned to our debt securities by credit rating agencies and general economic conditions. Any failure or inability on our part to borrow substantial amounts of debt on satisfactory terms could impair our ability to repay maturing debt, fund capital expenditures and meet other obligations and requirements and, as a result, could have a material adverse effect on our company.

First Nation and Métis Claims Risk

Some of our current and proposed transmission and distribution lines may traverse lands over which First Nations and Métis have aboriginal, treaty or other legal claims. Although we have a recent history of successful negotiations and consultations with First Nations and Métis communities in Ontario, some communities and/or their citizens have expressed an increasing willingness to assert their claims through the courts, tribunals, or by direct action, which in turn can affect business activities. As a result, there exists uncertainty relating to business operations and project planning which could have an adverse effect on our company.

Risk Associated with Outsourcing Arrangement

Consistent with our strategy of reducing operating costs, we amended and extended our agreement with Inergi, effectively renewing the arrangement until February 28, 2015. If our agreement with Inergi is terminated for any reason or expires before a new supplier is selected, we could be required to incur significant expenses to transfer to another service provider, which could have a material adverse effect on our business, operating results, financial condition or prospects.

Risk Associated with Transmission Projects

The amount of power that can flow through transmission networks is constrained due to the physical characteristics of transmission lines and operating limitations. Within Ontario, new and expected generation facility connections, including those renewable energy generation facilities connecting as a result of the FIT program stemming from the GEA, and load growth have increased such that parts of our transmission and distribution systems are operating at or near capacity. These constraints or bottlenecks limit the ability of our network to reliably transmit power from new and existing generation sources (including expanded interconnections with neighbouring utilities) to load centres or to meet customers’ increasing loads. As a result, investments have been initiated to increase transmission capacity and enable the reliable delivery of power from existing and future generation sources to Ontario consumers. In many cases, these investments are contingent upon one or more of the following approvals and/or processes: environmental approval(s); receipt of OEB approvals which can include expropriation; and appropriate consultation processes with First Nations and Métis communities. Obtaining OEB and/or environmental approvals and carrying out these processes may also be impacted by opposition to the proposed site of transmission investments, which could adversely affect transmission reliability and/or our service quality, both of which could have a material adverse effect on our company.

With the introduction on August 26, 2010, of the OEB’s competitive transmission project development planning process, in the absence of a government directive, all interested transmitters will be required to submit a bid to the OEB for identified enabler facilities and network enhancement projects. Historically, we would have been awarded such projects through our rates and Section 92 applications. The facilitation of competitive transmission could impact our future work program and our ability to expand our current transmission footprint. In addition, bid costs are recoverable only by the successful proponent. This could have a material adverse effect on our company.

Asset Condition

We continually monitor the condition of our assets and maintain, refurbish or replace them to maintain equipment performance and provide reliable service quality. Our capital programs have been increasing to maintain the performance of our aging asset base. Execution of these plans is partially dependent upon external factors, such as outage planning with the IESO and transmission-connected customers, funding approval by the OEB, and supply chain availability for equipment suppliers and consulting services. In addition, opportunities to remove equipment from service to accommodate construction and maintenance are becoming increasingly limited due to customer and generator priorities.

Adjustments to accommodate these external dependencies have been made in our planning process, and we are focused on overcoming these challenges to execute our work programs. However, if we are unable to carry out these plans in a timely and optimal manner, equipment performance will degrade, which may compromise the reliability of the provincial grid, our ability to deliver sufficient electricity and/or customer supply security, and increase the costs of operating and maintaining these assets. This could have a material adverse effect on our company.

Workforce Demographic Risk

By the end of 2013, approximately 16% of our employees were eligible for retirement, and by the end of 2014, there could be up to 20% eligible to retire. Accordingly, our success will be tied to our ability to attract and retain sufficient qualified staff to replace those retiring. This will be challenging as we expect the skilled labour market for our industry to be highly competitive in the future. In addition, many of our employees possess experience and skills that will also be highly sought after by other organizations both inside and outside the electricity sector. We are therefore focused on earlier identification and more rapid development of staff who demonstrate management potential. Moreover, we must also continue to advance our technical training and apprenticeship programs and succession plans to ensure that our future operational staffing needs will be met. If we are unable to attract and retain qualified personnel, it could have a material adverse effect on our business.

Labour Relations Risk

The substantial majority of our employees are represented by either the Power Workers Union (PWU) or the Society of Professional Energy Workers (Society). Over the past several years, significant effort has been expended to increase our flexibility to conduct operations in a more cost-efficient manner. Although we have achieved improved flexibility in our collective agreements, including a reduction in pension benefits for Society staff hired after November 2005 similar to a previous reduction affecting management staff and increased pension contributions for PWU and Society staff, we may not be able to achieve further improvement. The existing collective agreement with the PWU will expire on March 31, 2015, and the existing Society collective agreement will expire on March 31, 2016. We face financial risks related to our ability to negotiate collective agreements consistent with our rate orders. In addition, in the event of a labour dispute, we could face operational risk related to continued compliance with our licence requirements of providing service to customers. Any of these could have a material adverse effect on our company.

Pension Plan Risk

We have a defined benefit registered pension plan for the majority of our employees. Contributions to the pension plan are established by actuarial valuations which are minimally required to be filed with the Financial Services Commission of Ontario on a triennial basis. The most recently filed valuation was prepared as at December 31, 2011, and was filed in May 2012. Our company contributed approximately $160 million in respect of 2012 and approximately $160 million in respect of 2013 to its pension plan to satisfy minimum funding requirements. Contributions beyond 2013 will depend on investment returns, changes in benefits and actuarial assumptions and may include additional voluntary contributions from time to time. Nevertheless, future contributions are expected to be significant. A determination by the OEB that some of our pension expenditures are not recoverable from customers could have a material adverse effect on our company, and this risk may be exacerbated as the quantum of required pension contributions increases.

Environmental Risk

Our health, safety and environmental management system is designed to ensure hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. This system includes a standing committee of our Board of Directors that has governance over environmental matters. However, given the territory that our system encompasses and the amount of equipment that we own, we cannot guarantee that all such risks will be identified and mitigated without significant cost and expense to our company. The following are some of the areas that may have a significant impact on our operations.

We are subject to extensive Canadian federal, provincial and municipal environmental regulation. Failure to comply could subject us to fines and other penalties. In addition, the presence or release of hazardous or other harmful substances could lead to claims by third parties and/ or governmental orders requiring us to take specific actions such as investigating, controlling and remediating the effects of these substances. We are currently undertaking a voluntary land assessment and remediation (LAR) program covering most of our stations and service centres. This program involves the systematic identification of any contamination at or from these facilities, and, where necessary, the development of remediation plans for our company and adjacent private properties. Any contamination of our properties could limit our ability to sell these assets in the future.

We record a liability for our best estimate of the present value of the future expenditures required to comply with Environment Canada’s PCB regulations and for the present value of the future expenditures to complete our LAR program. The future expenditures required to discharge our PCB obligation are expected to be incurred over the period ending 2025, while our LAR expenditures are expected to be incurred over the period ending 2020. Actual future environmental expenditures may vary materially from the estimates used in the calculation of the environmental liabilities on our balance sheet. We do not have insurance coverage for these environmental expenditures. Under applicable regulations, we expect to incur future expenditures to identify, remove and dispose of asbestos-containing materials installed in some of our facilities. We record an asset retirement obligation for the present value of the estimated future expenditures. The estimates are based on an external, expert study of the current expenditures associated with removing such materials from our facilities. Actual future expenditures may vary materially from the estimates used for the amount of the asset retirement obligation.

There is also risk associated with obtaining governmental approvals, permits, or renewals of existing approvals and permits related to constructing or operating facilities. This may require environmental assessment or result in the imposition of conditions, or both, which could result in delays and cost increases. We anticipate that all of our future environmental expenditures will continue to be recoverable in future electricity rates. However, any future regulatory decision to disallow or limit the recovery of such costs could have a material adverse effect on our company.

Scientists and public health experts have been studying the possibility that exposure to electric and magnetic fields emanating from power lines and other electric sources may cause health problems. If it were to be concluded that electric and magnetic fields present a health risk, or governments decide to implement exposure limits, we could face litigation, be required to take costly mitigation measures such as relocating some of our facilities or experience difficulties in locating and building new facilities. Any of these could have a material adverse effect on our company.

Market and Credit Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. We do not have commodity price risk. We do have foreign exchange risk as we enter into agreements to purchase materials and equipment associated with our capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material. We could in the future decide to issue foreign currency denominated debt which we would anticipate hedging back to Canadian dollars, consistent with our company’s risk management policy. We are exposed to fluctuations in interest rates as our regulated rate of return is derived using a formulaic approach.

The OEB-approved adjustment formula for calculating ROE in a deemed regulatory capital structure of 40% common equity and 60% debt will increase or decrease by 50% of the change between the current Long Canada Bond Forecast and the risk-free rate established at 4.25% and 50% of the change in the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield established at 1.415%. We estimate that a 1% decrease in the forecasted long-term Government of Canada bond yield used in determining our rate of return would reduce our Transmission Business’ 2014 net income by approximately $20 million and our Hydro One Networks distribution business’ 2014 net income by approximately $10 million. Our net income is adversely impacted by rising interest rates as our maturing long-term debt is refinanced at market rates. We periodically utilize interest-rate swap agreements to mitigate elements of interest rate risk.

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. Derivative financial instruments result in exposure to credit risk, since there is a risk of counterparty default. We monitor and minimize credit risk through various techniques, including dealing with highly-rated counterparties, limiting total exposure levels with individual counterparties, and by entering into master agreements which enable net settlement and by monitoring the financial condition of counterparties. We do not trade in any energy derivatives. We do, however, have interest-rate swap contracts outstanding from time to time. Currently, there are no significant concentrations of credit risk with respect to any class of financial assets. We are required to procure electricity on behalf of competitive retailers and embedded LDCs for resale to their customers. The resulting concentrations of credit risk are mitigated through the use of various security arrangements, including letters of credit, which are incorporated into our service agreements with these retailers in accordance with the OEB’s Retail Settlements Code. The failure to properly manage these risks could have a material adverse effect on our company.

Risk from Transfer of Assets Located on Reserves

The transfer orders by which we acquired certain of Ontario Hydro’s businesses as of April 1, 1999, did not transfer title to some assets located on Reserves. Currently, OEFC holds legal title to these assets and we manage them until we have obtained necessary authorizations to complete the title transfer. To occupy Reserves, we must have valid permits issued by Her Majesty the Queen in the Right of Canada. For each permit, we must negotiate an agreement (in the form of a Memorandum of Understanding) with the First Nation, OEFC and any members of the First Nation who have occupancy rights. The agreement includes provisions whereby the First Nation consents to the federal Department of Aboriginal Affairs and Northern Development issuing a permit. Where the agreement and permit are for transmission assets, we must negotiate rental terms. It is difficult to predict the aggregate amount that we may have to pay, either on an annual or one-time basis, to obtain the required agreements from First Nations. In 2013, we paid approximately $2 million to First Nations in respect of these agreements. OEFC will continue to hold these assets until we are able to negotiate agreements with First Nations and occupants. If we cannot reach satisfactory agreements and obtain federal permits, we may have to relocate these assets to other locations at a cost that could be substantial. In a limited number of cases, it may be necessary to abandon a line and replace it with diesel generation facilities. In either case, the costs relating to these assets could have a material adverse effect on our net income if we are not able to recover them in future rate orders.

Risk from Provincial Ownership of Transmission Corridors

Pursuant to the Reliable Energy and Consumer Protection Act, 2002, the Province acquired ownership of our transmission corridor lands underlying our transmission system. Although we have the statutory right to use the transmission corridors, we may be limited in our ability to expand our systems. Also, other uses of the transmission corridors by third parties in conjunction with the operation of our systems may increase safety or environmental risks, which could have an adverse effect on our company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our Consolidated Financial Statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingencies. We base our estimates and judgements on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgements about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgements. We have identified the following critical accounting estimates used in the preparation of our Consolidated Financial Statements:

Revenues

Our monthly distribution revenue is estimated based on wholesale electricity purchases. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The newly implemented CIS phase of our entity-wide system improvement project will allow us to use historical trends at a customer level to better estimate our unbilled revenue each period. This change in methodology for estimating revenue is anticipated to be implemented in 2014. Any changes in estimate will be accounted for prospectively.

Regulatory Assets and Liabilities

Our regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. Our regulatory assets mainly include costs related to the pension benefit liability, deferred income tax liabilities, post-retirement and post-employment benefit liability, and environmental liabilities. Our regulatory liabilities represent certain amounts that are refundable to future electricity customers, and pertain primarily to OEB deferral and variance accounts. The regulatory assets and liabilities can be recognized for rate-setting and financial reporting purposes only if the amounts have been approved for inclusion in the rates by the OEB, or if such approval is judged to be probable by management. If management judges that it is no longer probable that the OEB will allow the inclusion of a regulatory asset or liability in future rates, the applicable carrying amount of the regulatory asset or liability will be reflected in results of operations in the period that the judgement is made by management.

Environmental Liabilities

We record a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

In June 2013, Environment Canada issued Canada Gazette I, which included a proposed amendment to the existing PCB regulations. The proposed amendment would extend the end-of-use deadline for our company’s PCBs in concentrations of 500 parts per million or more from December 31, 2014 to December 31, 2025. The proposed amendment is subject to final approvals before the enacted regulation is published in Canada Gazette II. Canada Gazette II is anticipated to be issued in the first half of 2014. An environmental liability is recorded based on regulations as currently enacted, and as such, our environmental liability as at December 31, 2013 is based on the current compliance date of December 31, 2014.

Employee Future Benefits

We provide future benefits to our current and retired employees, including pension, group life insurance, health care and long-term disability.

The discount rate used to calculate the accrued benefit obligation is determined each year end by referring to the most recently available market interest rates based on “AA”-rated corporate bond yields reflecting the duration of the applicable employee future benefit plan. The discount rates at December 31, 2013 increased to 4.75% from 4.25% used at December 31, 2012, in conjunction with increases in bond yields over this period. The increase in discount rates has resulted in a corresponding decrease in liabilities for accounting purposes. The accrual costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates.

The assumed return on pension plan assets is based on expectations of long-term rates of return at the beginning of the fiscal year and reflects a pension asset mix consistent with the pension plan’s investment policy. Returns on the respective portfolios are determined with reference to published Canadian and US stock indices and long-term bond and treasury bill indices. The assumed rate of return on pension plan assets reflects our long-term expectations. We believe that this assumption is reasonable because, with the Fund’s balanced investment approach, the higher volatility of equity investment returns is intended to be offset by the greater stability of fixed-income and short-term investment returns. The net result, on a long-term basis, is a somewhat lower return than might be expected by investing in equities alone. In the short term, the plan can experience aberrations in actual return.

Further, based on differences between long-term Government of Canada nominal bonds and real return bonds, the implied inflation rate has decreased from 1.9% per annum as at December 31, 2012 to approximately 1.2% per annum as at December 31, 2013. Given the Bank of Canada’s commitment to keep long-term inflation between 1.00% and 3.00%, management believes that the current implied rate is reasonable to use as a long-term assumption and as such, has used a 2.0% per annum inflation rate for liability valuation purposes as at December 31, 2013.

Our pension and post-retirement and post-employment obligations are also impacted by changes in life expectancies used in mortality assumptions. Increases in life expectancies of plan members result in increases in pension and post-retirement and post-employment benefit obligations.

The costs of post-retirement and post-employment benefits are determined at the beginning of the year. The costs are based on assumptions for expected claims experience and future health care cost inflation. A 1% increase in the health care cost trends would result in an increase in service cost and interest cost of approximately $21 million per year and an increase in the year-end obligation of about $258 million.

Employee future benefits are included in labour costs that are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets. Changes in assumptions will affect the accrued benefit obligation of the employee future benefits and the future years’ amounts that will be charged to our results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Asset Impairment

Within our regulated businesses, the carrying costs of most of our long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable. We regularly monitor the assets of our unregulated Hydro One Telecom subsidiary for indications of impairment. As at December 31, 2013, no asset impairment had been recorded for assets within our regulated or unregulated businesses.

Goodwill represents the cost of acquired LDCs that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. We have concluded that goodwill was not impaired at December 31, 2013.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

To optimize our customer service operations, we implemented the CIS module of SAP. This new system replaced multiple legacy applications which provided service to our distribution customers and key constituents for billing, customer contacts, field services, settlements, and customer choice administration. Internal controls have been documented and tested for adequacy and effectiveness, and continue to be refined.

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the Consolidated Financial Statements for the year ended December 31, 2013, together with other financial information included in our securities filings. Our Certifying Officers have also certified that disclosure controls and procedures (DC&P) have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have certified that internal controls over financial reporting (ICFR) have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Based on the evaluation of the design and operating effectiveness of our company’s DC&P and ICFR, our Certifying Officers concluded that our company’s DC&P and ICFR were effective as at December 31, 2013.

SELECTED ANNUAL INFORMATION

Consolidated Statements of Operations and Comprehensive Income
Year ended December 31 (millions of Canadian dollars, except amounts per share)	2013	2012	2011
Revenue	6,074	5,728	5,471
Net income	803	745	641
Basic and fully diluted earnings per common share	7,850	7,280	6,228
Cash dividends per common share	2,000	3,523	1,500
Cash dividends per preferred share	1.375	1.375	1.375

Consolidated Balance Sheets
December 31 (millions of Canadian dollars)	2013	2012	2011
Total assets	21,625	20,811	18,836
Total long-term debt	9,057	8,479	8,008
Preferred shares	323	323	323

Other
Year ended December 31 (millions of Canadian dollars)	2013	2012	2011
Total capital investments	1,394	1,454	1,447

NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments and transactions eligible for offset on the Consolidated Balance Sheets as well as financial instruments and transactions executed under a master netting or similar arrangement. The ASU was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU was required to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this ASU did not have an impact on our Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This ASU was required to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU did not have a significant impact on our Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not anticipated to have a significant impact on our Consolidated Financial Statements.

OUTLOOK

We will achieve our mission and vision and remain focused on achieving our corporate goal of providing safe, reliable and affordable service to our customers, today and tomorrow, while increasing enterprise value for our shareholder. We will do this by continuing to concentrate on our strategic objectives of safety, customer satisfaction, continuous innovation, reliability, protection of the environment, championing people and culture, shareholder value and productivity and cost-effectiveness.

Given the nature of the work undertaken by our employees and contractors, safety remains our top priority. We will continue to focus on creating an injury-free workplace and maintaining public safety through several health and safety initiatives, including maintaining our OHSAS 18001 standing.

We are focused on achieving our long-term vision of improving customer satisfaction, maintaining affordable rates for the portion of the customers’ bill within our control and building a trusted partner relationship with our customers. Our plan has taken into account discussions with our customers and reflects the planned development and delivery of targeted customer segment strategies, products and services which respond to our customers’ unique needs. This includes realizing value from our new customer information system, simplifying and shortening timeframes for the delivery of services, enhancing accessibility in person, by phone or through our web portal and/or our mobile application to ensure effective self-service for simple transactions and delivering programs which help customers better manage their energy consumption.

We will continue to focus on driving our transformation to a culture that is accountability-based. All of our management staff received training under our Craft of Management program. This program will serve as the foundation for establishing that culture of accountability. Investments in this program, coupled with existing programs which enhance employee skills and ability, will help us deliver best-in-class service to our customers, continue the drive to zero workplace injuries and create a great workplace that will lead to improved employee engagement. We remain focused on managing the resourcing requirements of an increasing work program through appropriate compensation policies, labour negotiations, use of outsourced multi-skilled staff and support of internal and external college and university training programs. Aging workforce demographics provide opportunities, through retirements, to restructure and transform the workforce.

Our assets are in the midst of a demographic change with an increasing proportion of assets reaching the end of their expected service life and an increasing average asset age. To ensure the electricity system’s reliability in the public interest, we have planned for significant investments in transmission and distribution infrastructure. Our plan includes targeted, risk-based investments to maintain, refurbish and replace existing assets that are in poor condition and beyond their expected service life, within the policy set by the OEB. Investments in technology, such as the successful implementation of Asset Analytics, has provided us with real-time asset condition and performance data giving us the visibility to make asset optimization life-cycle decisions, and opportunities through planning and scheduling data to improve materials procurement and to deploy work crews to better manage work programs to meet customer needs.

The actual timing and expenditures in our business plan are predicated on obtaining various approvals including: OEB approvals and environmental assessment approvals; successful negotiations with customers, neighbouring utilities and other stakeholders; and consultations with First Nations and Métis communities.

We continue to seek to strike the right balance between making prudent risk-based reliability investments and keeping customers’ rates low. Effectively and efficiently managing costs is an important part of achieving this balance. Over the last five years, we have replaced most of our core IT systems with an enterprise-wide IT system. Further development of the existing IT platform will provide tools which are being developed to allow us to effectively plan and reprioritize work and integrate customers’ needs into multi-year investment plans. This outcome is consistent with the OEB’s direction in its new Outcomes-Based Approach to regulation.

Our plan is focused on delivering integrated asset-to-work planning, optimized scheduling and dispatch as well as field mobility. Through our investment in our Workflow of the Future initiative we will bring together data, analytics and mobility to allow our employees, especially those in the field, to do more at the job site with their mobile devices.

Significant opportunity resides with smart meters and the proliferation of an ADS including energy efficiency, demand response and distributed-resource technologies. We will continue to invest in the development of an ADS and related grid modernization standards, customer demand work (connections and upgrades), smart meters, DG connections, including station upgrades, protection and control, new lines and some contestable work, for which we will receive customer capital contributions. There is little flexibility to reduce this work as most of it is customer demand driven.

As stewards of significant electricity assets, we are committed to the protection and sustainment of the environment for future generations. We are working towards being an environmental leader in our industry, by distributing clean and renewable energy, by upgrading our electricity grid, by minimizing the impacts of our own operations, and by ensuring that environmental factors are considered in making our business decisions.

Consistent with our corporate strategy, we will pursue an LDC consolidation approach that is robust but prudent, to facilitate the consolidation of Ontario’s distribution sector. This is consistent with the Ontario Distribution Sector Panel’s assessment that there are substantial efficiencies to be found through consolidation of Ontario LDCs and we are key to the solution. Our plan does not include funding for LDC acquisitions or assume any disposition of our service territory. These opportunities will be managed as they arise. Our plan also does not incorporate any projects related to competitive transmission. However, as leaders in the sector, we plan to bid on key projects. The OEB notes in its Framework for Transmission Project Development Plans that where projects are otherwise equivalent or close in other factors, information such as socio-economic benefits, including First Nations involvement, could prove decisive in a competitive bid. As such, First Nations involvement in competitive bids is likely to become more prevalent.

APPOINTMENT OF CARMINE MARCELLO

On November 14, 2012, our Board of Directors appointed Carmine Marcello to the role of President and CEO, effective January 1, 2013. Mr. Marcello assumed his responsibilities following the planned retirement of outgoing President and CEO Laura Formusa. Mr. Marcello has over 25 years of experience with our company as a senior executive, strategic planner and advisor on transmission and distribution utility processes in the electric utility industry.

CHANGES TO OUR BOARD OF DIRECTORS

On November 20, 2013, Sandra Pupatello was appointed to our Board of Directors. Ms. Pupatello is the Director of Business Development and Global Markets at PricewaterhouseCoopers Canada. She is also the Chief Executive Officer of the WindsorEssex Economic Development Corporation.

On November 27, 2013, Catherine Karakatsanis was appointed to our Board of Directors. Ms. Karakatsanis is the Chief Operating Officer of Morrison Hershfield Group Inc. and also serves as Director and Secretary of the Toronto-based consulting engineering firm.

On August 12, 2013, Janet Holder resigned from our Board of Directors. Ms. Holder has been a member of our Board of Directors since July 2010.

FORWARD-LOOKING STATEMENTS AND INFORMATION

Our oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate, and include beliefs and assumptions made by the management of our company. Such statements include, but are not limited to: expectations regarding energy-related revenues and profit and their trend; statements regarding our transmission and distribution rates and customer bills resulting from our rate applications; statements related to the FIT program; statements about CDM; statements about our strategy, including our strategic objectives; statements regarding considerations of current economic conditions; statements related to employee future benefits; expectations regarding First Nation involvement in competitive bids; statements regarding our liquidity and capital resources and operational requirements; statements about our standby credit facility; expectations regarding our financing activities; statements regarding our maturing debt; statements regarding our ongoing and planned projects and/or initiatives including the expected results of these projects and/or initiatives (including productivity savings, process improvements, and customer satisfaction) and their completion dates; expectations regarding the recoverability of large capital investments; expectations regarding generation connection investments; statements regarding expected future capital and development investments, the timing of these expenditures and our investment plans; expectations regarding OPA recommendations; statements regarding contractual obligations and other commercial commitments; statements related to the OEB; statements regarding future pension contributions, our pension plan and actuarial valuation; statements about our outsourcing arrangement with Inergi and such future outsourcing arrangements; expectations regarding work and costs of compliance with environmental and health and safety regulations; statements related to the LTEP; and statements related to LDC consolidation including our acquisition of Norfolk Power. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. We do not intend, and we disclaim any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding rate and other applications; no delays in obtaining the required approvals; no unforeseen changes in rate orders or rate structures for our distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to us, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While we do not know what impact any of these differences may have, our business, results of operations, financial condition and our credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:

•	the risk that unexpected capital investments may be needed to support renewable generation or resolve unforeseen technical issues;

•	the risk that previously granted regulatory approvals may be subsequently challenged, appealed or overturned;

•	the inability to prepare financial statements in US GAAP;

•	the impact of the 2010 LTEP and the 2013 LTEP on our company and the costs and expenses arising therefrom;

•	the risk that future environmental expenditures are not recoverable in future electricity rates;

•	the risk that the presence of release of hazardous or harmful substances could lead to claims by third parties and/or governmental orders;

•	the risk that assumptions that form the basis of our recorded environmental liabilities and related regulatory assets may change;

•	the risks associated with information system security, with maintaining a complex information technology system infrastructure, and with transitioning most of our financial and business processes to an integrated business and financial reporting system;

•	the risks associated with changes in the forecast long-term Government of Canada bond yield;

•	the risks related to our workforce demographic and our potential inability to attract and retain qualified personnel;

•	public opposition to and delays or denials of the requisite approvals and accommodations for our planned projects;

•	the risks associated with being controlled by the Province including the possibility that the Province may make declarations pursuant to the memorandum of agreement, as well as potential conflicts of interest that may arise between us, the Province and related parties;

•	the risks associated with being subject to extensive regulation including risks associated with OEB action or inaction, including regulatory decisions regarding our revenue requirements, cost recovery, rates, acquisitions and divestitures;

•	unanticipated changes in electricity demand or in our costs;

•	the risk that we are not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital investments and other obligations;

•	the risks associated with the execution of our capital and operation, maintenance and administration programs necessary to maintain the performance of our aging asset base;

•	the risk to our facilities posed by severe weather conditions, natural disasters or catastrophic events and our limited insurance coverage for losses resulting from these events;

•	future interest rates, future investment returns, inflation, changes in benefits and changes in actuarial assumptions;

•	the risks of counterparty default on our outstanding derivative contracts;

•	the risks associated with current economic uncertainty and financial market volatility;

•	the risk that our long-term credit rating would deteriorate;

•	the risk that we may incur significant costs associated with transferring assets located on Reserves (as defined in the Indian Act (Canada));

•	the potential that we may incur significant expenses to replace some or all of the functions currently outsourced if our agreement with Inergi is terminated or expires before a new service provider is selected;

•	the impact of the ownership by the Province of lands underlying our transmission system; and

•	the ability to negotiate appropriate collective agreements.

We caution the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section Risk Management and Risk Factors in this MD&A. You should review this section in detail.

In addition, we caution the reader that information provided in this MD&A regarding our outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of our future plans and may not be appropriate for other purposes.

Additional information about the Company, including the Company’s Annual Information Form, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission’s website at www.sec.gov.

MANAGEMENT’S

REPORT

The Consolidated Financial Statements, Management’s Discussion and Analysis (MD&A) and related financial information have been prepared by the management of Hydro One Inc. (Hydro One or the Company). Management is responsible for the integrity, consistency and reliability of all such information presented. The Consolidated Financial Statements have been prepared in accordance with United States Generally Accepted Accounting Principles and applicable securities legislation. The MD&A has been prepared in accordance with National Instrument 51-102, Part 5.

The preparation of the Consolidated Financial Statements and information in the MD&A involves the use of estimates and assumptions based on management’s judgement, particularly when transactions affecting the current accounting period cannot be finalized with certainty until future periods. Estimates and assumptions are based on historical experience, current conditions and various other assumptions believed to be reasonable in the circumstances, with critical analysis of the significant accounting policies followed by the Company as described in Note 2 to the Consolidated Financial Statements. The preparation of the Consolidated Financial Statements and the MD&A includes information regarding the estimated impact of future events and transactions. The MD&A also includes information regarding sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected. The Consolidated Financial Statements and MD&A have been properly prepared within reasonable limits of materiality and in light of information up to February 13, 2014.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. In meeting its responsibility for the reliability of financial information, management maintains and relies on a comprehensive system of internal control and internal audit. The system of internal control includes a written corporate conduct policy; implementation of a risk management framework; effective segregation of duties and delegation of authorities; and sound and conservative accounting policies that are regularly reviewed. This structure is designed to provide reasonable assurance that assets are safeguarded and that reliable information is available on a timely basis. In addition, management has assessed the design and operating effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth in Internal Control – Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013. The effectiveness of these internal controls and findings is reported to the Audit and Finance Committee of the Hydro One Board of Directors, as required.

The Consolidated Financial Statements have been examined by KPMG LLP, independent external auditors appointed by the Shareholder. The external auditors’ responsibility is to express their opinion on whether the Consolidated Financial Statements are fairly presented in accordance with United States Generally Accepted Accounting Principles. The Independent Auditors’ Report outlines the scope of their examination and their opinion.

The Hydro One Board of Directors, through its Audit and Finance Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Audit and Finance Committee of Hydro One met periodically with management, the internal auditors and the external auditors to satisfy itself that each group had properly discharged its respective responsibility and to review the Consolidated Financial Statements before recommending approval by the Board of Directors. The external auditors had direct and full access to the Audit and Finance Committee, with and without the presence of management, to discuss their audit findings.

The President and Chief Executive Officer and the Chief Administration Officer and Chief Financial Officer have certified Hydro One’s annual Consolidated Financial Statements and annual MD&A, related disclosure controls and procedures and the design and effectiveness of related internal controls over financial reporting.

On behalf of Hydro One Inc.’s management:

/s/ Carmine Marcello	/s/ Sandy Struthers
Carmine Marcello	Sandy Struthers
President and Chief Executive Officer	Chief Administration Officer and Chief Financial Officer

INDEPENDENT

AUDITORS’ REPORT

To the Shareholder of Hydro One Inc.

We have audited the accompanying Consolidated Financial Statements of Hydro One Inc., which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012, the consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Consolidated Financial Statements in accordance with United States Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of Consolidated Financial Statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Consolidated Financial Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Consolidated Financial Statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the Consolidated Financial Statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the Consolidated Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the consolidated financial position of Hydro One Inc. as at December 31, 2013 and December 31, 2012, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with United States Generally Accepted Accounting Principles.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 13, 2014

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME

For the years ended December 31, 2013 and 2012

Year ended December 31 (millions of Canadian dollars, except per share amounts)	2013	2012
Revenues
Distribution (includes $160 related party revenues; 2012 – $155) (Note 20)	4,484	4,184
Transmission (includes $1,517 related party revenues; 2012 – $1,482) (Note 20)	1,529	1,482
Other	61	62

	6,074	5,728

Costs
Purchased power (includes $2,500 related party costs; 2012 – $2,409) (Note 20)	3,020	2,774
Operation, maintenance and administration (Note 20)	1,106	1,071
Depreciation and amortization (Note 5)	676	659

	4,802	4,504

Income before financing charges and provision for payments in lieu of corporate income taxes	1,272	1,224
Financing charges (Note 6)	360	358

Income before provision for payments in lieu of corporate income taxes	912	866
Provision for payments in lieu of corporate income taxes (Notes 7, 20)	109	121

Net income	803	745

Other comprehensive income	—	1

Comprehensive income	803	746

Basic and fully diluted earnings per common share (dollars) (Note 18)	7,850	7,280

Dividends per common share declared (dollars) (Note 19)	2,000	3,523

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED

BALANCE SHEETS

At December 31, 2013 and 2012

December 31 (millions of Canadian dollars)	2013	2012
Assets
Current assets:
Cash and cash equivalents (Note 13)	565	195
Accounts receivable (net of allowance for doubtful accounts – $36; 2012 – $23) (Note 8)	923	845
Due from related parties (Note 20)	197	154
Regulatory assets (Note 11)	47	29
Materials and supplies	23	23
Deferred income tax assets (Note 7)	18	18
Derivative instruments (Note 13)	6	—
Investment (Notes 13, 20)	251	—
Other	28	22

	2,058	1,286

Property, plant and equipment (Note 9):
Property, plant and equipment in service	23,820	22,650
Less: accumulated depreciation	8,615	8,145

	15,205	14,505
Construction in progress	1,078	1,055
Future use land, components and spares	148	147

	16,431	15,707

Other long-term assets:
Regulatory assets (Note 11)	2,636	3,098
Investment (Notes 13, 20)	–	251
Intangible assets (net of accumulated amortization – $252; 2012 – $305) (Note 10)	313	267
Goodwill	133	133
Deferred debt costs	36	34
Derivative instruments (Note 13)	6	19
Deferred income tax assets (Note 7)	11	14
Other	1	2

	3,136	3,818

Total assets	21,625	20,811

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED

BALANCE SHEETS (continued)

At December 31, 2013 and 2012

December 31 (millions of Canadian dollars, except number of shares)	2013	2012
Liabilities
Current liabilities:
Bank indebtedness (Note 13)	31	42
Accounts payable	62	140
Accrued liabilities (Notes 7, 15, 16)	733	578
Due to related parties (Note 20)	230	261
Accrued interest	100	95
Regulatory liabilities (Note 11)	85	40
Long-term debt payable within one year (includes $506 measured at fair value; 2012 – $0) (Notes 12, 13)	756	600

	1,997	1,756

Long-term debt (includes $256 measured at fair value; 2012 – $769) (Notes 12, 13)	8,301	7,879

Other long-term liabilities:
Post-retirement and post-employment benefit liability (Note 15)	1,488	1,416
Deferred income tax liabilities (Note 7)	1,129	944
Pension benefit liability (Note 15)	845	1,515
Environmental liabilities (Note 16)	239	227
Regulatory liabilities (Note 11)	163	181
Net unamortized debt premiums	20	23
Asset retirement obligations (Note 17)	14	15
Long-term accounts payable and other liabilities	14	25

	3,912	4,346

Total liabilities	14,210	13,981

Contingencies and commitments (Notes 22, 23)

Preferred shares (authorized: unlimited; issued: 12,920,000) (Notes 18, 19)	323	323

Shareholder’s equity
Common shares (authorized: unlimited; issued: 100,000) (Notes 18, 19)	3,314	3,314
Retained earnings	3,787	3,202
Accumulated other comprehensive loss	(9)	(9)

Total shareholder’s equity	7,092	6,507

Total liabilities, preferred shares and shareholder’s equity	21,625	20,811

See accompanying notes to Consolidated Financial Statements.

On behalf of the Board of Directors:

/s/ James Arnett	/s/ Michael J. Mueller
James Arnett	Michael J. Mueller
Chair	Chair, Audit and Finance Committee

CONSOLIDATED STATEMENTS

OF CHANGES IN SHAREHOLDER’S EQUITY

For the years ended December 31, 2013 and 2012

Year ended December 31, 2013 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2013	3,314	3,202	(9)	6,507
Net income	—	803	—	803
Other comprehensive income	—	—	—	—
Dividends on preferred shares	—	(18)	—	(18)
Dividends on common shares	—	(200)	—	(200)

December 31, 2013	3,314	3,787	(9)	7,092

Year ended December 31, 2012 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholder’s Equity
January 1, 2012	3,314	2,827	(10)	6,131
Net income	—	745	—	745
Other comprehensive income	—	—	1	1
Dividends on preferred shares	—	(18)	—	(18)
Dividends on common shares	—	(352)	—	(352)

December 31, 2012	3,314	3,202	(9)	6,507

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS

OF CASH FLOWS

For the years ended December 31, 2013 and 2012

Year ended December 31 (millions of Canadian dollars)	2013	2012
Operating activities
Net income	803	745
Environmental expenditures	(16)	(18)
Adjustments for non-cash items:
Depreciation and amortization (excluding removal costs)	597	589
Regulatory assets and liabilities	3	12
Deferred income taxes	(2)	(9)
Other	8	6
Changes in non-cash balances related to operations (Note 21)	11	(31)

Net cash from operating activities	1,404	1,294

Financing activities
Long-term debt issued	1,185	1,085
Long-term debt retired	(600)	(600)
Dividends paid	(218)	(370)
Change in bank indebtedness	(11)	3
Other	(5)	(1)

Net cash from financing activities	351	117

Investing activities
Capital expenditures (Note 21)
Property, plant and equipment	(1,333)	(1,373)
Intangible assets	(79)	(90)
Other	27	19

Net cash used in investing activities	(1,385)	(1,444)

Net change in cash and cash equivalents	370	(33)
Cash and cash equivalents, beginning of year	195	228

Cash and cash equivalents, end of year	565	195

See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2013 and 2012

1. DESCRIPTION OF THE BUSINESS

Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly owned by the Province of Ontario (Province). The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario. The electricity rates of these businesses are regulated by the Ontario Energy Board (OEB).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries: Hydro One Networks Inc. (Hydro One Networks), Hydro One Remote Communities Inc. (Hydro One Remote Communities), Hydro One Brampton Networks Inc. (Hydro One Brampton Networks), Hydro One Telecom Inc. (Hydro One Telecom), Hydro One Lake Erie Link Management Inc., and Hydro One Lake Erie Link Company Inc.

Intercompany transactions and balances have been eliminated.

Basis of Accounting

These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) and in Canadian dollars. Certain comparative figures have been reclassified to conform to the presentation of these Consolidated Financial Statements (see Note 21 – Consolidated Statements of Cash Flows). In the opinion of management, these Consolidated Financial Statements include all adjustments that are necessary to fairly state the financial position and results of operations of Hydro One as at, and for the year ended December 31, 2013.

Hydro One performed an evaluation of subsequent events through to February 13, 2014, the date these Consolidated Financial Statements were issued, to determine whether any events or transactions warranted recognition and disclosure in these Consolidated Financial Statements. See Note 25 – Subsequent Event.

Use of Management Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues, expenses, gains and losses during the reporting periods. Management evaluates these estimates on an ongoing basis based upon: historical experience; current conditions; and assumptions believed to be reasonable at the time the assumptions are made with any adjustments being recognized in results of operations in the period they arise. Significant estimates relate to regulatory assets and regulatory liabilities, environmental liabilities, pension benefits, post-retirement and post-employment benefits, asset retirement obligations (AROs), goodwill and asset impairments, contingencies, unbilled revenues, allowance for doubtful accounts, derivative instruments, and deferred income tax assets and liabilities. Actual results may differ significantly from these estimates, which may be impacted by future decisions made by the OEB or the Province.

Rate Setting

The Company’s Transmission Business includes the separately regulated transmission business of Hydro One Networks. The Company’s consolidated Distribution Business includes Hydro One Brampton Networks, Hydro One Remote Communities, as well as the separately regulated distribution business of Hydro One Networks.

The OEB has approved the use of US GAAP for rate setting and regulatory accounting and reporting by Hydro One Networks’ transmission and distribution businesses, as well as by Hydro One Remote Communities, beginning with the year 2012. Hydro One Brampton Networks currently uses Canadian GAAP for its distribution rate-setting purposes.

Transmission

In May 2010, Hydro One Networks filed a cost-of-service application with the OEB for 2012 transmission rates. The OEB approved a revenue requirement of $1,418 million for 2012, along with new 2012 uniform transmission rates, with an effective date of January 1, 2012. In May 2012, Hydro One Networks filed a cost-of-service application with the OEB for 2013 transmission rates, seeking approval for a 2013 revenue requirement of $1,465 million. In December 2012, the OEB approved a revenue requirement of $1,438 million for 2013. The reduced approved revenue requirement included reductions to proposed operation, maintenance and administration costs, and capital expenditures.

Distribution

In 2010, the OEB approved a revised 2011 revenue requirement of $1,218 million and 2011 distribution rates. Hydro One Networks elected to retain the same distribution rates for 2012 as approved by the OEB for the 2011 rate year. In June 2012, Hydro One Networks filed an Incentive Regulation Mechanism (IRM) application with the OEB for 2013 distribution rates. In December 2012, the OEB approved an increase in average distribution rates of approximately 1.3%, with an effective date of January 1, 2013.

In September 2011, Hydro One Brampton Networks filed an IRM application with the OEB for 2012 distribution rates. In January 2012, the OEB approved a reduction in distribution rates of approximately 13.2%, with an effective date of January 1, 2012. These rate reductions were primarily due to OEB-approved adjustments to depreciation rates. In August 2012, Hydro One Brampton Networks filed an IRM application with the OEB for 2013 distribution rates. In December 2012, the OEB approved an increase in average distribution rates of approximately 0.3%, with an effective date of January 1, 2013.

In November 2011, Hydro One Remote Communities filed an IRM application with the OEB for 2012 rates. In March 2012, the OEB approved an increase of approximately 1.1% to basic rates for the distribution and generation of electricity, with an effective date of May 1, 2012. In September 2012, Hydro One Remote Communities filed a cost-of-service application with the OEB for 2013 rates, seeking approval for a 2013 revenue requirement of $53 million. In June 2013, the OEB approved a revenue requirement of $51 million for 2013.

Regulatory Accounting

The OEB has the general power to include or exclude revenues, costs, gains or losses in the rates of a specific period, resulting in a change in the timing of accounting recognition from that which would have been applied in an unregulated company. Such change in timing involves the application of rate-regulated accounting, giving rise to the recognition of regulatory assets and liabilities. The Company’s regulatory assets represent certain amounts receivable from future customers and costs that have been deferred for accounting purposes because it is probable that they will be recovered in future rates. In addition, the Company has recorded regulatory liabilities that generally represent amounts that are refundable to future customers. The Company continually assesses the likelihood of recovery of each of its regulatory assets and continues to believe that it is probable that the OEB will factor its regulatory assets and liabilities into the setting of future rates. If, at some future date, the Company judges that it is no longer probable that the OEB will include a regulatory asset or liability in setting future rates, the appropriate carrying amount will be reflected in results of operations in the period that the assessment is made.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an original maturity of three months or less.

Revenue Recognition

Transmission revenues are collected through OEB-approved rates, which are based on an approved revenue requirement that includes a rate of return. Such revenue is recognized as electricity is transmitted and delivered to customers.

Distribution revenues are recognized on an accrual basis and include billed and unbilled revenues. Distribution revenues attributable to the delivery of electricity are based on OEB-approved distribution rates and are recognized as electricity is delivered to customers. The Company estimates monthly revenue for a period based on wholesale electricity purchases because customer meters are not generally read at the end of each month. At the end of each month, the electricity delivered to customers, but not billed, is estimated and revenue is recognized. The unbilled revenue estimate is affected by energy demand, weather, line losses and changes in the composition of customer classes.

Distribution revenue also includes an amount relating to rate protection for rural, residential and remote customers, which is received from the Independent Electricity System Operator (IESO) based on a standardized customer rate that is approved by the OEB. Current legislation provides rate protection for prescribed classes of rural, residential and remote consumers by reducing the electricity rates that would otherwise apply.

Revenues also include amounts related to sales of other services and equipment. Such revenue is recognized as services are rendered or as equipment is delivered.

Revenues are recorded net of indirect taxes.

Accounts Receivable and Allowance for Doubtful Accounts

Billed accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. Unbilled accounts receivable are estimated and recorded based on wholesale electricity purchases. Overdue amounts related to regulated billings bear interest at OEB-approved rates. The allowance for doubtful accounts reflects the Company’s best estimate of losses on billed accounts receivable balances. The allowance is based on accounts receivable aging, historical experience and other currently available information. The Company estimates the allowance for doubtful accounts on customer receivables by applying internally developed loss rates to the outstanding receivable balances by risk segment. Risk segments represent groups of customers with similar credit quality indicators and are computed based on various attributes, including number of days receivables are past due, delinquency of balances and payment history. Loss rates applied to the accounts receivable balances are based on historical average write-offs as a percentage of accounts receivable in each risk segment. An account is considered delinquent if the amount billed is not received within 110 days of the invoiced date. Accounts receivable are written off against the allowance when they are deemed uncollectible. The existing allowance for uncollectible accounts will continue to be affected by changes in volume, prices and economic conditions.

Corporate Income Taxes

Under the Electricity Act, 1998, Hydro One is required to make payments in lieu of corporate income taxes (PILs) to the Ontario Electricity Financial Corporation (OEFC). These payments are calculated in accordance with the rules for computing income and other relevant amounts contained in the Income Tax Act (Canada) and the Taxation Act, 2007 (Ontario) as modified by the Electricity Act, 1998 and related regulations.

Current and deferred income taxes are computed based on the tax rates and tax laws enacted at the balance sheet date. Tax benefits associated with income tax positions taken, or expected to be taken, in a tax return are recorded only when the “more-likely-than-not” recognition threshold is satisfied and are measured at the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement. Management evaluates each position based solely on the technical merits and facts and circumstances of the position, assuming the position will be examined by a taxing authority having full knowledge of all relevant information. Significant management judgement is required to determine recognition thresholds and the related amount of tax benefits to be recognized in the Consolidated Financial Statements. Management re-evaluates tax positions each period in which new information about recognition or measurement becomes available.

Current Income Taxes

The provision for current taxes and the assets and liabilities recognized for the current and prior periods are measured at the amounts receivable from, or payable to, the OEFC.

Deferred Income Taxes

Deferred income taxes are provided for using the liability method. Deferred income taxes are recognized based on the estimated future tax consequences attributable to temporary differences between the carrying amount of assets and liabilities in the Consolidated Financial Statements and their corresponding tax bases.

Deferred income tax liabilities are generally recognized on all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more-likely-than-not that these assets will be realized from taxable income available against which deductible temporary differences can be utilized.

Deferred income taxes are calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on the tax rates and tax laws that have been enacted at the balance sheet date. Deferred income taxes that are not included in the rate-setting process are charged or credited to the Consolidated Statements of Operations and Comprehensive Income.

If management determines that it is more-likely-than-not that some or all of a deferred income tax asset will not be realized, a valuation allowance is recorded against the tax asset to report the net balance at the amount expected to be realized. Previously unrecognized deferred income tax assets are reassessed at each balance sheet date and are recognized to the extent that it has become more-likely-than-not that the tax benefit will be realized.

The Company records regulatory assets and liabilities associated with deferred income taxes that will be included in the rate-setting process.

The Company uses the flow-through method to account for investment tax credits (ITCs) earned on eligible scientific research and experimental development expenditures, and apprenticeship job creation. Under this method, only non-refundable ITCs are recognized as a reduction to income tax expense.

Materials and Supplies

Materials and supplies represent consumables, small spare parts and construction materials held for internal construction and maintenance of property, plant and equipment. These assets are carried at average cost less any impairments recorded.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, net of customer contributions received in aid of construction and any accumulated impairment losses. The cost of additions, including betterments and replacement asset components, is included on the Consolidated Balance Sheets as property, plant and equipment.

The original cost of property, plant and equipment includes direct materials, direct labour (including employee benefits), contracted services, attributable capitalized financing costs, asset retirement costs, and direct and indirect overheads that are related to the capital project or program. Indirect overheads include a portion of corporate costs such as finance, treasury, human resources, information technology and executive costs. Overhead costs, including corporate functions and field services costs, are capitalized on a fully allocated basis, consistent with an OEB-approved methodology.

Property, plant and equipment in service consists of transmission, distribution, communication, administration and service assets and land easements. Property, plant and equipment also includes future use assets, such as land, major components and spare parts, and capitalized project development costs associated with deferred capital projects.

Transmission

Transmission assets include assets used for the transmission of high-voltage electricity, such as transmission lines, support structures, foundations, insulators, connecting hardware and grounding systems, and assets used to step up the voltage of electricity from generating stations for transmission and to step down voltages for distribution, including transformers, circuit breakers and switches.

Distribution

Distribution assets include assets related to the distribution of low-voltage electricity, including lines, poles, switches, transformers, protective devices and metering systems.

Communication

Communication assets include the fibre-optic and microwave radio system, optical ground wire, towers, telephone equipment and associated buildings.

Administration and Service

Administration and service assets include administrative buildings, personal computers, transport and work equipment, tools and other minor assets.

Easements

Easements include statutory rights of use for transmission corridors and abutting lands granted under the Reliable Energy and Consumer Protection Act, 2002, as well as other land access rights.

Intangible Assets

Intangible assets separately acquired or internally developed are measured on initial recognition at cost, which comprises purchased software, direct labour (including employee benefits), consulting, engineering, overheads and attributable capitalized financing charges. Following initial recognition, intangible assets are carried at cost, net of any accumulated amortization and accumulated impairment losses. The Company’s intangible assets primarily represent major administrative computer applications.

Capitalized Financing Costs

Capitalized financing costs represent interest costs attributable to the construction of property, plant and equipment or development of intangible assets. The financing cost of attributable borrowed funds is capitalized as part of the acquisition cost of such assets. The capitalized portion of financing costs is a reduction to financing charges recognized in the Consolidated Statements of Operations and Comprehensive Income. Capitalized financing costs are calculated using the Company’s weighted average effective cost of debt.

Construction and Development in Progress

Construction and development in progress consists of the capitalized cost of constructed assets that are not yet complete and which have not yet been placed in service.

Depreciation and Amortization

The cost of property, plant and equipment and intangible assets is depreciated or amortized on a straight-line basis based on the estimated remaining service life of each asset category, except for transport and work equipment, which is depreciated on a declining balance basis.

The Company periodically initiates an external independent review of its property, plant and equipment and intangible asset depreciation and amortization rates, as required by the OEB. Any changes arising from OEB approval of such a review are implemented on a remaining service life basis, consistent with their inclusion in electricity rates. The last review resulted in changes to rates effective January 1, 2013. A summary of average service lives and depreciation and amortization rates for the various classes of assets is included below:

	Average	Rate (%)
	Service Life	Range	Average
Transmission	57 years	1% – 2%	2%
Distribution	42 years	1% – 20%	2%
Communication	19 years	1% – 15%	5%
Administration and service	15 years	3% – 20%	6%

The cost of intangible assets is included primarily within the administration and service classification above. Amortization rates for computer applications software and other intangible assets range from 9% to 10%.

In accordance with group depreciation practices, the original cost of property, plant and equipment, or major components thereof, and intangible assets that are normally retired, is charged to accumulated depreciation, with no gain or loss being reflected in results of operations. Where a disposition of property, plant and equipment occurs through sale, a gain or loss is calculated based on proceeds and such gain or loss is included in depreciation expense. Depreciation expense also includes the costs incurred to remove property, plant and equipment where no ARO has been recorded.

Goodwill

Goodwill represents the cost of acquired local distribution companies that is in excess of the fair value of the net identifiable assets acquired at the acquisition date. Goodwill is not included in rate base.

Goodwill is evaluated for impairment on an annual basis, or more frequently if circumstances require. The Company performs a qualitative assessment to determine whether it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount. If the Company determines, as a result of its qualitative assessment, that it is not more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, no further testing is required. If the Company determines, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of the applicable reporting unit is less than its carrying amount, a goodwill impairment assessment is performed using a two-step, fair value-based test. The first step compares the fair value of the applicable reporting unit to its carrying amount, including goodwill. If the carrying amount of the applicable reporting unit exceeds its fair value, a second step is performed. The second step requires an allocation of fair value to the individual assets and liabilities using purchase price allocation in order to determine the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying amount, an impairment loss is recorded as a reduction to goodwill and as a charge to results of operations.

For the year ended December 31, 2013, based on the qualitative assessment performed as at September 30, 2013, the Company has determined that it is not more-likely-than-not that the fair value of each applicable reporting unit assessed is less than its carrying amount. As a result, no further testing was performed, and the Company has concluded that goodwill was not impaired at December 31, 2013.

Long-Lived Asset Impairment

When circumstances indicate the carrying value of long-lived assets may not be recoverable, the Company evaluates whether the carrying value of such assets, excluding goodwill, has been impaired. For such long-lived assets, impairment exists when the carrying value exceeds the sum of the future estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used to develop estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on the estimated future undiscounted cash flows, an impairment loss is recorded, measured as the excess of the carrying value of the asset over its fair value. As a result, the asset’s carrying value is adjusted to its estimated fair value.

Within its regulated business, the carrying costs of most of Hydro One’s long-lived assets are included in rate base where they earn an OEB-approved rate of return. Asset carrying values and the related return are recovered through approved rates. As a result, such assets are only tested for impairment in the event that the OEB disallows recovery, in whole or in part, or if such a disallowance is judged to be probable.

Hydro One regularly monitors the assets of its unregulated Hydro One Telecom subsidiary for indications of impairment. Management assesses the fair value of such long-lived assets using commonly accepted techniques, and may use more than one. Techniques used to determine fair value include, but are not limited to, the use of recent third party comparable sales for reference and internally developed discounted cash flow analysis. Significant changes in market conditions, changes to the condition of an asset, or a change in management’s intent to utilize the asset are generally viewed by management as triggering events to reassess the cash flows related to these long-lived assets. As at December 31, 2013, no asset impairment had been recorded for assets within either the Company’s regulated or unregulated businesses.

Costs of Arranging Debt Financing

For financial liabilities classified as other than held-for-trading, the Company defers the external transaction costs related to obtaining debt financing and presents such amounts as deferred debt costs on the Consolidated Balance Sheets. Deferred debt costs are amortized over the contractual life of the related debt on an effective-interest basis and the amortization is included within financing charges in the Consolidated Statements of Operations and Comprehensive Income. Transaction costs for items classified as held-for-trading are expensed immediately.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI). OCI includes the amortization of net unamortized hedging losses on the Company’s discontinued cash flow hedges, and the change in fair value on the existing cash flow hedges to the extent that the hedge is effective. The Company amortizes its unamortized hedging losses on discontinued cash flow hedges to financing charges using the effective-interest method over the term of the allocated hedged debt. Hydro One presents net income and OCI in a single continuous Consolidated Statement of Operations and Comprehensive Income.

Financial Assets and Liabilities

All financial assets and liabilities are classified into one of the following five categories: held-to-maturity; loans and receivables; held-for-trading; other liabilities; or available-for-sale. Financial assets and liabilities classified as held-for-trading are measured at fair value. All other financial assets and liabilities are measured at amortized cost, except accounts receivable and amounts due from related parties, which are measured at the lower of cost or fair value. Accounts receivable and amounts due from related parties are classified as loans and receivables. The Company considers the carrying amounts of accounts receivable and amounts due from related parties to be reasonable estimates of fair value because of the short time to maturity of these instruments. Provisions for impaired accounts receivable are recognized as adjustments to the allowance for doubtful accounts and are recognized when there is objective evidence that the Company will not be able to collect amounts according to the original terms.

Derivative instruments are measured at fair value. Gains and losses from fair valuation are included within financing charges in the period in which they arise. The Company determines the classification of its financial assets and liabilities at the date of initial recognition. The Company designates certain of its financial assets and liabilities to be held at fair value, when it is consistent with the Company’s risk management policy disclosed in Note 13 – Fair Value of Financial Instruments and Risk Management.

The Company’s investment in Province of Ontario Floating-Rate Notes, which is held as an alternate form of liquidity to supplement the bank credit facilities, is classified as held-for-trading and is measured at fair value.

All financial instrument transactions are recorded at trade date.

Derivative Instruments and Hedge Accounting

The Company closely monitors the risks associated with changes in interest rates on its operations and, where appropriate, uses various instruments to hedge these risks. Certain of these derivative instruments qualify for hedge accounting and are designated as accounting hedges, while others either do not qualify as hedges or have not been designated as hedges (hereinafter referred to as undesignated contracts) as they are part of economic hedging relationships.

The accounting guidance for derivative instruments requires the recognition of all derivative instruments not identified as meeting the normal purchase and sale exemption as either assets or liabilities recorded at fair value on the Consolidated Balance Sheets. For derivative instruments that qualify for hedge accounting, the Company may elect to designate such derivative instruments as either cash flow hedges or fair value hedges. The Company offsets fair value amounts recognized in its Consolidated Balance Sheets related to derivative instruments executed with the same counterparty under the same master netting agreement.

For derivative instruments that qualify for hedge accounting and which are designated as cash flow hedges, the effective portion of any gain or loss, net of tax, is reported as a component of accumulated OCI (AOCI) and is reclassified to results of operations in the same period or periods during which the hedged transaction affects results of operations. Any gains or losses on the derivative instrument that represent either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in results of operations. For fair value hedges, changes in fair value of both the derivative instrument and the underlying hedged exposure are recognized in the Consolidated Statement of Operations and Comprehensive Income in the current period. The gain or loss on the derivative instrument is included in the same line item as the offsetting gain or loss on the hedged item in the Consolidated Statements of Operations and Comprehensive Income. Additionally, the Company enters into derivative agreements that are economic hedges that either do not qualify for hedge accounting or have not been designated as hedges. The changes in fair value of these undesignated derivative instruments are reflected in results of operations.

Embedded derivative instruments are separated from their host contracts and carried at fair value on the Consolidated Balance Sheets when: (a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract; (b) the hybrid instrument is not measured at fair value, with changes in fair value recognized in results of operations each period; and (c) the embedded derivative itself meets the definition of a derivative. The Company does not engage in derivative trading or speculative activities and had no embedded derivatives at December 31, 2013 or 2012.

Hydro One periodically develops hedging strategies taking into account risk management objectives. At the inception of a hedging relationship where the Company has elected to apply hedge accounting, Hydro One formally documents the relationship between the hedged item and the hedging instrument, the related risk management objective, the nature of the specific risk exposure being hedged, and the method for assessing the effectiveness of the hedging relationship. The Company also assesses, both at the inception of the hedge and on a quarterly basis, whether the hedging instruments are effective in offsetting changes in fair values or cash flows of the hedged items.

Employee Future Benefits

Employee future benefits provided by Hydro One include pension, post-retirement and post-employment benefits. The costs of the Company’s pension, post-retirement and post-employment benefit plans are recorded over the periods during which employees render service.

The Company recognizes the funded status of its pension, post-retirement and post-employment plans on its Consolidated Balance Sheets and subsequently recognizes the changes in funded status at the end of each reporting year. Pension, post-retirement and post-employment plans are considered to be underfunded when the projected benefit obligation exceeds the fair value of the plan assets. Liabilities are recognized on the Consolidated Balance Sheets for any net underfunded projected benefit obligation. The net underfunded projected benefit obligation may be disclosed as a current liability, long-term liability, or both. The current portion is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets. If the fair value of plan assets exceeds the projected benefit obligation of the plan, an asset is recognized equal to the net overfunded projected benefit obligation. The net asset for an overfunded plan is classified as a long-term asset on the Consolidated Balance Sheets. The post-retirement and post-employment benefit plans are unfunded because there are no related plan assets.

Pension benefits

In accordance with the OEB’s rate orders, pension costs are recorded on a cash basis as employer contributions are paid to the pension fund in accordance with the Pension Benefits Act (Ontario). Pension costs are recorded on an accrual basis for financial reporting purposes. Pension costs are actuarially determined using the projected benefit method prorated on service and are based on assumptions that reflect management’s best estimate of the effect of future events, including future compensation increases. Past service costs from plan amendments and all actuarial gains and losses are amortized on a straight-line basis over the expected average remaining service period of active employees in the plan, and over the estimated remaining life expectancy of inactive employees in the plan. Pension plan assets, consisting primarily of listed equity securities as well as corporate and government debt securities, are fair valued at the end of each year.

Hydro One records a regulatory asset equal to the net underfunded projected benefit obligation for its pension plan. The regulatory asset for the net underfunded projected benefit obligation for the pension plan, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension regulatory assets are remeasured at the end of each year based on the current status of the pension plan.

All future pension benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Post-retirement and post-employment benefits

Post-retirement and post-employment benefits are recorded and included in rates on an accrual basis. Costs are determined by independent actuaries using the projected benefit method prorated on service and based on assumptions that reflect management’s best estimates. Past service costs from plan amendments are amortized to results of operations based on the expected average remaining service period.

Hydro One records a regulatory asset equal to the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans recorded at each year end based on annual actuarial reports. The regulatory asset for the incremental net unfunded projected benefit obligation for post-retirement and post-employment plans, in the absence of regulatory accounting, would be recognized in AOCI. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process.

For post-retirement benefits, all actuarial gains or losses are deferred using the “corridor” approach. The amount calculated above the “corridor” is amortized to results of operations on a straight-line basis over the expected average remaining service life of active employees in the plan and over the remaining life expectancy of inactive employees in the plan. The post-retirement benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

For post-employment obligations, the associated regulatory liabilities representing actuarial gains on transition to US GAAP are amortized to results of operations based on the “corridor” approach. Post transition, the actuarial gains and losses on post-employment obligations that are incurred during the year are recognized immediately to results of operations. The post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment.

All post-retirement and post-employment future benefit costs are attributed to labour and are either charged to results of operations or capitalized as part of the cost of property, plant and equipment and intangible assets.

Multiemployer Pension Plan

Employees of Hydro One Brampton Networks participate in the Ontario Municipal Employees Retirement System Fund (OMERS), a multiemployer, contributory, defined benefit public sector pension fund. OMERS provides retirement pension payments based on members’ length of service and salary. Both participating employers and members are required to make plan contributions. The OMERS plan assets are pooled together to provide benefits to all plan participants and the plan assets are not segregated by member entity. OMERS is registered with the Financial Services Commission of Ontario under Registration #0345983. At December 31, 2012, OMERS had approximately 429,000 members, with approximately 283 members being current employees of Hydro One Brampton Networks.

The OMERS plan is accounted for as a defined contribution plan by Hydro One because it is not practicable to determine the present value of the Company’s obligation, the fair value of plan assets or the related current service cost applicable to Hydro One Brampton Networks’ employees. Hydro One recognizes its contributions to the OMERS plan as pension expense, with a portion being capitalized. The expensed amount is included in operation, maintenance and administration costs in the Consolidated Statements of Operations and Comprehensive Income.

Loss Contingencies

Hydro One is involved in certain legal and environmental matters that arise in the normal course of business. In the preparation of its Consolidated Financial Statements, management makes judgements regarding the future outcome of contingent events and records a loss for a contingency based on its best estimate when it is determined that such loss is probable and the amount of the loss can be reasonably estimated. Where the loss amount is recoverable in future rates, a regulatory asset is also recorded. When a range estimate for the probable loss exists and no amount within the range is a better estimate than any other amount, the Company records a loss at the minimum amount within the range.

Management regularly reviews current information available to determine whether recorded provisions should be adjusted and whether new provisions are required. Estimating probable losses may require analysis of multiple forecasts and scenarios that often depend on judgements about potential actions by third parties, such as federal, provincial and local courts or regulators. Contingent liabilities are often resolved over long periods of time. Amounts recorded in the Consolidated Financial Statements may differ from the actual outcome once the contingency is resolved. Such differences could have a material impact on future results of operations, financial position and cash flows of the Company.

Provisions are based upon current estimates and are subject to greater uncertainty where the projection period is lengthy. A significant upward or downward trend in the number of claims filed, the nature of the alleged injuries, and the average cost of resolving each claim could change the estimated provision, as could any substantial adverse or favourable verdict at trial. A federal or provincial legislative outcome or structured settlement could also change the estimated liability. Legal fees are expensed as incurred.

Environmental Liabilities

Environmental liabilities are recorded in respect of past contamination when it is determined that future environmental remediation expenditures are probable under existing statute or regulation and the amount of the future expenditures can be reasonably estimated. Hydro One records a liability for the estimated future expenditures associated with the contaminated land assessment and remediation (LAR) and for the phase-out and destruction of polychlorinated biphenyl (PCB)-contaminated mineral oil removed from electrical equipment, based on the present value of these estimated future expenditures. The Company determines the present value with a discount rate equal to its credit-adjusted risk-free interest rate on financial instruments with comparable maturities to the pattern of future environmental expenditures. As the Company anticipates that the future expenditures will continue to be recoverable in future rates, an offsetting regulatory asset has been recorded to reflect the future recovery of these environmental expenditures from customers. Hydro One reviews its estimates of future environmental expenditures annually, or more frequently if there are indications that circumstances have changed.

Asset Retirement Obligations

AROs are recorded for legal obligations associated with the future removal and disposal of long-lived assets. Such obligations may result from the acquisition, construction, development and/or normal use of the asset. Conditional AROs are recorded when there is a legal obligation to perform a future asset retirement activity but where the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. In such a case, the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

When recording an ARO, the present value of the estimated future expenditures required to complete the asset retirement activity is recorded in the period in which the obligation is incurred, if a reasonable estimate can be made. In general, the present value of the estimated future expenditures is added to the carrying amount of the associated asset and the resulting asset retirement cost is depreciated over the estimated useful life of the asset. Where an asset is no longer in service when an ARO is recorded, the asset retirement cost is recorded in results of operations.

Some of the Company’s transmission and distribution assets, particularly those located on unowned easements and rights-of-way, may have AROs, conditional or otherwise. The majority of the Company’s easements and rights-of-way are either of perpetual duration or are automatically renewed annually. Land rights with finite terms are generally subject to extension or renewal. As the Company expects to use the majority of its facilities in perpetuity, no ARO currently exists for these assets. If, at some future date, a particular facility is shown not to meet the perpetuity assumption, it will be reviewed to determine whether an estimable ARO exists. In such a case, an ARO would be recorded at that time.

The Company’s AROs recorded to date relate to estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities and with the decommissioning of specific switching stations located on unowned sites.

3. NEW ACCOUNTING PRONOUNCEMENTS

Recently Adopted Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires an entity to disclose both gross and net information about financial instruments and transactions eligible for offset on the Consolidated Balance Sheets as well as financial instruments and transactions executed under a master netting or similar arrangement. The ASU was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on an entity’s financial position. This ASU was required to be applied retrospectively and was effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The adoption of this ASU did not have an impact on the Company’s Consolidated Financial Statements.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. This ASU was required to be applied prospectively and was effective for fiscal years, and interim periods within those years, beginning after December 15, 2012. The adoption of this ASU did not have a significant impact on the Company’s Consolidated Financial Statements.

Recent Accounting Guidance Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This ASU provides guidance on the presentation of unrecognized tax benefits. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013, and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this ASU is not anticipated to have a significant impact on the Company’s Consolidated Financial Statements.

4. BUSINESS ACQUISITION

Norfolk Power Purchase Agreement

On April 2, 2013, Hydro One reached an agreement with The Corporation of Norfolk County to acquire 100% of the common shares of Norfolk Power Inc. (Norfolk Power), an electricity distribution and telecom company located in southwestern Ontario. The acquisition is pending a regulatory decision from the OEB. The purchase price for Norfolk Power will be approximately $93 million, subject to final closing adjustments. The transaction is anticipated to be completed in 2014. In anticipation of the Norfolk Power acquisition, the Company made a refundable deposit totaling $5 million, which was recorded in other current assets on the interim Consolidated Balance Sheet.

5. DEPRECIATION AND AMORTIZATION

Year ended December 31 (millions of Canadian dollars)	2013	2012
Depreciation of property, plant and equipment	533	522
Amortization of intangible assets	48	48
Asset removal costs	79	70
Amortization of regulatory assets	16	19

	676	659

6. FINANCING CHARGES

Year ended December 31 (millions of Canadian dollars)	2013	2012
Interest on long-term debt	416	421
Other	9	12
Less: Interest capitalized on construction and development in progress	(51)	(59)
Gain on interest-rate swap agreements	(11)	(12)
Interest earned on investments	(3)	(4)

	360	358

7. PROVISION FOR PAYMENTS IN LIEU OF CORPORATE INCOME TAXES

The provision for PILs differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Income before provision for PILs	912	866
Canadian federal and Ontario statutory income tax rate	26.50%	26.50%

Provision for PILs at statutory rate	242	230

Increase (decrease) resulting from:
Net temporary differences included in amounts charged to customers:
Capital cost allowance in excess of depreciation and amortization	(72)	(42)
Pension contributions in excess of pension expense	(23)	(23)
Interest capitalized for accounting but deducted for tax purposes	(13)	(15)
Overheads capitalized for accounting but deducted for tax purposes	(14)	(14)
Prior year’s adjustments	(8)	(2)
Non-refundable investment tax credits	(4)	(8)
Environmental expenditures	(4)	(5)
Post-retirement and post-employment benefit expense in excess of cash payments	4	—
Other	(1)	(1)

Net temporary differences	(135)	(110)
Net permanent differences	2	1

Total provision for PILs	109	121

The major components of income tax expense are as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current provision for PILs	111	130
Deferred recovery of PILs	(2)	(9)

Total provision for PILs	109	121

Effective income tax rate	11.98%	13.96%

The current provision for PILs is remitted to, or received from, the Ontario Electricity Financial Corporation (OEFC). At December 31, 2013, $29 million due from the OEFC was included in due from related parties on the Consolidated Balance Sheet (December 31, 2012 – $10 million included in due to related parties).

The total provision for PILs includes deferred recovery of PILs of $2 million (2012 – $9 million) that is not included in the rate-setting process, using the liability method of accounting. Deferred PILs balances expected to be included in the rate-setting process are offset by regulatory assets and liabilities to reflect the anticipated recovery or disposition of these balances within future electricity rates.

Deferred Income Tax Assets and Liabilities

Deferred income tax assets and liabilities arise from differences between the carrying amounts and tax bases of the Company’s assets and liabilities. At December 31, 2013 and 2012, deferred income tax assets and liabilities consisted of the following:

December 31 (millions of Canadian dollars)	2013	2012
Deferred income tax assets
Post-retirement and post-employment benefits expense in excess of cash payments	7	7
Environmental expenditures	5	4
Depreciation and amortization in excess of capital cost allowance	—	3
Other	(1)	—

Total deferred income tax assets	11	14
Less: current portion	—	—

	11	14

December 31 (millions of Canadian dollars)	2013	2012
Deferred income tax liabilities
Capital cost allowance in excess of depreciation and amortization	(1,556)	(1,344)
Post-retirement and post-employment benefits expense in excess of cash payments	542	519
Environmental expenditures	66	62
Regulatory amounts that are not recognized for tax purposes	(144)	(147)
Goodwill	(20)	(19)
Other	1	3

Total deferred income tax liabilities	(1,111)	(926)
Less: current portion	18	18

	(1,129)	(944)

During 2013, there was no change in the rate applicable to future taxes (2012 – a change in rate applicable to future rates generated a $60 million increase).

8. ACCOUNTS RECEIVABLE

December 31 (millions of Canadian dollars)	2013	2012
Accounts receivable – billed	268	224
Accounts receivable – unbilled	691	644

Accounts receivable, gross	959	868
Allowance for doubtful accounts	(36)	(23)

Accounts receivable, net	923	845

The following table shows the movements in the allowance for doubtful accounts for the years ended December 31, 2013 and 2012:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Allowance for doubtful accounts – January 1	(23)	(18)
Write-offs	24	17
Additions to allowance for doubtful accounts	(37)	(22)

Allowance for doubtful accounts – December 31	(36)	(23)

9. PROPERTY, PLANT AND EQUIPMENT

December 31, 2013 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	12,413	4,215	671	8,869
Distribution	8,498	3,046	316	5,768
Communication	1,060	560	53	553
Administration and Service	1,380	716	38	702
Easements	617	78	—	539

	23,968	8,615	1,078	16,431

December 31, 2012 (millions of Canadian dollars)	Property, Plant and Equipment	Accumulated Depreciation	Construction in Progress	Total
Transmission	11,840	3,990	641	8,491
Distribution	8,005	2,879	234	5,360
Communication	1,024	516	57	565
Administration and Service	1,314	668	123	769
Easements	614	92	—	522

	22,797	8,145	1,055	15,707

Financing charges capitalized on property, plant and equipment under construction were $48 million in 2013 (2012 – $56 million).

10. INTANGIBLE ASSETS

December 31, 2013 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	557	249	3	311
Other	5	3	—	2

	562	252	3	313

December 31, 2012 (millions of Canadian dollars)	Intangible Assets	Accumulated Amortization	Development in Progress	Total
Computer applications software	451	301	116	266
Other	5	4	—	1

	456	305	116	267

Financing charges capitalized on intangible assets under development were $3 million in 2013 (2012 – $3 million). The estimated annual amortization expense for intangible assets is as follows: 2014 – $52 million; 2015 – $52 million; 2016 – $52 million; 2017 – $52 million; and 2018 – $44 million.

11. REGULATORY ASSETS AND LIABILITIES

Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

December 31 (millions of Canadian dollars)	2013	2012
Regulatory assets:
Deferred income tax regulatory asset	1,145	954
Pension benefit regulatory asset	845	1,515
Post-retirement and post-employment benefits	308	320
Environmental	266	249
Pension cost variance	80	61
OEB cost assessment differential	9	6
DSC exemption	7	2
Long-term project development costs	5	5
Rider 2	—	10
Other	18	5

Total regulatory assets	2,683	3,127
Less: current portion	47	29

	2,636	3,098

Regulatory liabilities:
External revenue variance	81	61
Rider 8	55	45
Retail settlement variance accounts	35	54
Deferred income tax regulatory liability	19	16
Rider 9	19	—
PST savings deferral	17	13
Hydro One Brampton Networks rider	8	—
Rider 3	—	9
Rural and remote rate protection variance	—	6
Other	14	17

Total regulatory liabilities	248	221
Less: current portion	85	40

	163	181

Deferred Income Tax Regulatory Asset and Liability

Deferred income taxes are recognized on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. The Company has recognized regulatory assets and liabilities that correspond to deferred income taxes that flow through the rate-setting process. In the absence of rate-regulated accounting, the Company’s provision for PILs would have been recognized using the liability method and there would be no regulatory accounts established for taxes to be recovered through future rates. As a result, the 2013 provision for PILs would have been higher by approximately $139 million (2012 – $136 million).

Pension Benefit Regulatory Asset

The Company recognizes the net unfunded status of pension obligations on the Consolidated Balance Sheets with an offset to the associated regulatory asset. A regulatory asset is recognized because management considers it to be probable that pension benefit costs will be recovered in the future through the rate-setting process. The pension benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2013 OCI would have been higher by $670 million (2012 – lower by $736 million).

Post-Retirement and Post-Employment Benefits

The Company recognizes the net unfunded status of post-retirement and post-employment obligations on the Consolidated Balance Sheets with an incremental offset to the associated regulatory assets. A regulatory asset is recognized because management considers it to be probable that post-retirement and post-employment benefit costs will be recovered in the future through the rate-setting process. The post-retirement and post-employment benefit obligation is remeasured to its fair value at each year end based on an annual actuarial report, with an offset to the associated regulatory asset, to the extent of the remeasurement adjustment. In the absence of rate-regulated accounting, 2013 OCI would have been higher by $12 million (2012 – lower by $197 million).

Environmental

Hydro One records a liability for the estimated future expenditures required to remediate environmental contamination. Because such expenditures are expected to be recoverable in future rates, the Company has recorded an equivalent amount as a regulatory asset. In 2013, the environmental regulatory asset decreased by $3 million (2012 – $3 million) to reflect related changes in the Company’s PCB liability, and increased by $26 million (2012 – $2 million) due to changes in the LAR liability. The environmental regulatory asset is amortized to results of operations based on the pattern of actual expenditures incurred and charged to environmental liabilities. The OEB has the discretion to examine and assess the prudency and the timing of recovery of all of Hydro One’s actual environmental expenditures. In the absence of rate-regulated accounting, 2013 operation, maintenance and administration expenses would have been higher by $23 million (2012 – lower by $1 million). In addition, 2013 amortization expense would have been lower by $16 million (2012 – $18 million), and 2013 financing charges would have been higher by $10 million (2012 – $11 million).

Pension Cost Variance

A pension cost variance account was established for Hydro One Networks’ transmission and distribution businesses to track the difference between the actual pension expense incurred and estimated pension costs approved by the OEB. The balance in this regulatory account reflects the excess of pension costs paid as compared to OEB-approved amounts. In the absence of rate-regulated accounting, 2013 revenue would have been lower by $19 million (2012 – $18 million).

OEB Cost Assessment Differential

In April 2010, the OEB announced its decision regarding the Company’s rate application in respect of Hydro One Networks’ distribution business for 2010 and 2011. As part of this decision, the OEB also approved the distribution-related OEB Cost Assessment Differential Account to record the difference between the amounts approved in rates and actual expenditures with respect to the OEB’s cost assessments.

DSC Exemption

In June 2010, Hydro One Networks filed an application with the OEB regarding the OEB’s new cost responsibility rules contained in the OEB’s October 2009 Notice of Amendment to the Distribution System Code (DSC), with respect to the connection of certain renewable generators that were already connected or that had received a connection impact assessment prior to October 21, 2009. The application sought approval to record and defer the unanticipated costs incurred by Hydro One Networks that resulted from the connection of certain renewable generation facilities. The OEB ruled that expenditures for identified specific expenditures can be recorded in a deferral account, subject to the OEB’s review at a future date.

Long-Term Project Development Costs

In May 2009, the OEB approved the creation of a deferral account to record Hydro One Networks’ costs of preliminary work to advance certain transmission projects identified in the Company’s 2009 and 2010 transmission rate applications. In March 2010, the OEB issued a decision amending the scope of the account to include the 20 major transmission projects identified in the September 2009 request from the Ministry of Energy and Infrastructure. In December 2012, the OEB approved the recovery of the December 31, 2012 balance, including accrued interest, to be recovered over a one-year period from January 1, 2014 to December 31, 2014.

Rider 2

In April 2006, the OEB approved Hydro One Networks’ distribution-related deferral account balances. The Rider 2 regulatory asset includes retail settlement and cost variance amounts and distribution low-voltage service amounts, plus accrued interest. In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved the balance of the Rider 2 regulatory account for disposition as part of Rider 9, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

External Revenue Variance

In May 2009, the OEB approved forecasted amounts related to export service revenue, external revenue from secondary land use, and external revenue from station maintenance and engineering and construction work. In November 2012, the OEB again approved forecasted amounts related to these revenue categories and extended the scope to encompass all other external revenues. The external revenue variance account balance reflects the excess of actual external revenues compared to the OEB-approved forecasted amounts.

Rider 8

In April 2010, the OEB requested the establishment of deferral accounts which capture the difference between the revenue recorded on the basis of Green Energy Plan expenditures incurred and the actual recoveries received.

Retail Settlement Variance Accounts (RSVAs)

Hydro One has deferred certain retail settlement variance amounts under the provisions of Article 490 of the OEB’s Accounting Procedures Handbook. In December 2012, the OEB approved the disposition of the total RSVA balance accumulated from January 2010 to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014. Hydro One has continued to accumulate a net liability in its RSVAs since December 31, 2011.

Rider 9

In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved for disposition certain distribution-related deferral account balances, including RSVA amounts and balances of Rider 2 and Rider 3, accumulated up to December 2011, including accrued interest, to be disposed over a 24-month period from January 1, 2013 to December 31, 2014.

PST Savings Deferral Account

The provincial sales tax (PST) and goods and services tax (GST) were harmonized in July 2010. Unlike the GST, the PST was included in operation, maintenance and administrative expenses or capital expenditures for past revenue requirements approved during a full cost-of-service hearing. Under the harmonized sales tax (HST) regime, the HST included in operation, maintenance and administration expenses or capital expenditures is not a cost ultimately borne by the Company and as such, a refund of the prior PST element in the approved revenue requirement is applicable, and calculations for tracking and refund were requested by the OEB. For Hydro One Networks’ transmission revenue requirement, PST was included between July 1, 2010 and December 31, 2010 and recorded in a deferral account, per direction from the OEB. For Hydro One Networks’ distribution revenue requirement, PST was included between July 1, 2010 and December 31, 2013 and recorded in a deferral account, per direction from the OEB.

Hydro One Brampton Networks Rider

In December 2013, the OEB issued a decision for Hydro One Brampton Networks’ 2014 distribution rates. Included in the OEB’s decision was the approval of certain deferral account balances, primarily RSVAs. The OEB ordered that the approved balances be aggregated into a single regulatory account and disposed of through a rate rider over a two-year period from January 1, 2014 to December 31, 2015.

Rider 3

In December 2008, the OEB approved certain distribution-related deferral account balances, including RSVA amounts, deferred tax changes, OEB costs and smart meters. The OEB approved the disposition of the Rider 3 balance accumulated up to April 2008, including accrued interest, to be disposed over a 27-month period from February 1, 2009 to April 30, 2011. In December 2012, as part of Hydro One Networks’ 2013 IRM distribution rate application, the OEB approved the balance of Rider 2 for disposition as part of Rider 9.

Rural and Remote Rate Protection Variance (RRRP)

Hydro One receives rural rate protection amounts from the IESO. A portion of these amounts is provided to retail customers of Hydro One Networks who are eligible for rate protection. The OEB has approved a mechanism to collect the RRRP through the Wholesale Market Service Charge. Variances between the amounts remitted by the IESO to Hydro One and the fixed entitlements defined in the regulation, and subsequent OEB utility rate decisions, are tracked by the Company in the RRRP variance account. At December 31, 2013, the RRRP variance account had a $2 million debit balance, which is included in Other regulatory assets.

12. DEBT AND CREDIT AGREEMENTS

Short-Term Notes

Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $1,000 million. These short-term notes are denominated in Canadian dollars with varying maturities not exceeding 365 days. Hydro One had no commercial paper borrowings outstanding as at December 31, 2013 and 2012.

Hydro One has a $1,500 million committed and unused revolving standby credit facility with a syndicate of banks, maturing in June 2018. If used, interest on the facility would apply based on Canadian benchmark rates. This credit facility is unsecured and supports the Company’s Commercial Paper Program. The Company may use the credit facility for general corporate purposes, including meeting short-term funding requirements. The obligation of each lender to make any credit extension to the Company under its credit facility is subject to various conditions including, among other things, that no event of default has occurred or would result from such credit extension.

Long-Term Debt

The Company issues notes for long-term financing under its Medium-Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under this program is $3,000 million. At December 31, 2013, $1,815 million remained available for issuance until October 2015.

The following table presents the outstanding long-term debt at December 31, 2013 and 2012:

December 31 (millions of Canadian dollars)	2013	2012
5.00% Series 15 notes due 2013	—	600
3.13% Series 19 notes due 2014[1]	750	750
2.95% Series 21 notes due 2015[1]	500	500
Floating-rate Series 22 notes due 2015[2]	50	50
4.64% Series 10 notes due 2016	450	450
Floating-rate Series 27 notes due 2016[2]	50	50
5.18% Series 13 notes due 2017	600	600
2.78% Series 28 notes due 2018	750	—
4.40% Series 20 notes due 2020	300	300
3.20% Series 25 notes due 2022	600	600
7.35% Debentures due 2030	400	400
6.93% Series 2 notes due 2032	500	500
6.35% Series 4 notes due 2034	385	385
5.36% Series 9 notes due 2036	600	600
4.89% Series 12 notes due 2037	400	400
6.03% Series 17 notes due 2039	300	300
5.49% Series 18 notes due 2040	500	500
4.39% Series 23 notes due 2041	300	300
6.59% Series 5 notes due 2043	315	315
4.59% Series 29 notes due 2043	435	—
5.00% Series 11 notes due 2046	325	325
4.00% Series 24 notes due 2051	225	225
3.79% Series 26 notes due 2062	310	310

	9,045	8,460
Add: Unrealized marked-to-market loss[1]	12	19
Less: Long-term debt payable within one year	(756)	(600)

Long-term debt	8,301	7,879

[1]	The unrealized marked-to-market loss relates to $500 million of the Series 19 notes due 2014, and $250 million of the Series 21 notes due 2015. The unrealized marked-to-market loss is offset by a $12 million (2012 – $19 million) unrealized marked-to-market gain on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges. See Note 13 – Fair Value of Financial Instruments and Risk Management for details of fair value hedges.
[2]	The interest rates of the floating-rate notes are referenced to the 3-month Canadian dollar bankers’ acceptance rate, plus a margin.

In 2013, Hydro One issued $1,185 million (2012 – $1,085 million) of long-term debt under the MTN Program, and repaid the $600 million MTN Series 15 notes (2012 – redeemed $600 million MTN Series 3 notes).

The long-term debt is unsecured and denominated in Canadian dollars. The long-term debt is summarized by the number of years to maturity in Note 13 – Fair Value of Financial Instruments and Risk Management.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition focuses on an exit price, which is the price that would be received in the sale of an asset or the amount that would be paid to transfer a liability.

Hydro One classifies its fair value measurements based on the following hierarchy, as prescribed by the accounting guidance for fair value, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that Hydro One has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs are those other than quoted market prices that are observable, either directly or indirectly, for an asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates. A Level 2 measurement cannot have more than an insignificant portion of the valuation based on unobservable inputs.

Level 3 inputs are any fair value measurements that include unobservable inputs for the asset or liability for more than an insignificant portion of the valuation. A Level 3 measurement may be based primarily on Level 2 inputs.

Non-Derivative Financial Assets and Liabilities

At December 31, 2013 and 2012, the Company’s carrying amounts of accounts receivable, due from related parties, cash and cash equivalents, bank indebtedness, accounts payable, and due to related parties are representative of fair value because of the short-term nature of these instruments.

Fair Value Measurements of Long-Term Debt

The fair values and carrying values of the Company’s long-term debt at December 31, 2013 and 2012 are as follows:

December 31 (millions of Canadian dollars)	2013 Carrying Value	2013 Fair Value	2012 Carrying Value	2012 Fair Value
Long-term debt
$500 million of MTN Series 19 notes[1]	506	506	512	512
$250 million of MTN Series 21 notes[2]	256	256	257	257
Other notes and debentures[3]	8,295	9,018	7,710	9,188

	9,057	9,780	8,479	9,957

[1]	The fair value of $500 million of the MTN Series 19 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[2]	The fair value of $250 million of the MTN Series 21 notes subject to hedging is primarily based on changes in the present value of future cash flows due to a change in the yield in the swap market for the related swap (hedged risk).
[3]	The fair value of other notes and debentures, and the portions of the MTN Series 19 notes and the MTN Series 21 notes that are not subject to hedging, represents the market value of the notes and debentures and is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

Fair Value Measurements of Derivative Instruments

At December 31, 2013, the Company had interest-rate swaps totaling $750 million (2012 – $750 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. The Company’s fair value hedge exposure was equal to about 8% (2012 – 9%) of its total long-term debt of $9,057 million (2012 – $8,479 million). At December 31, 2013, the Company had the following interest-rate swaps designated as fair value hedges:

(a)	two $250 million fixed-to-floating interest-rate swap agreements to convert $500 million of the $750 million MTN Series 19 notes maturing November 19, 2014 into three-month variable rate debt; and

(b)	two $125 million fixed-to-floating interest-rate swap agreements to convert $250 million of the $500 million MTN Series 21 notes maturing September 11, 2015 into three-month variable rate debt.

At December 31, 2013, the Company also had interest-rate swaps with a total notional value of $900 million (2012 – $900 million) classified as undesignated contracts. The undesignated contracts consist of the following interest-rate swaps:

(c)	three $250 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on a portion of the above fixed-to-floating interest-rate swaps from December 11, 2013 to December 11, 2014, from February 19, 2013 to February 19, 2014, and from February 19, 2014 to November 19, 2014;

(d)	two $50 million floating-to-fixed interest-rate swap agreements that lock in the floating rate the Company pays on the $50 million floating-rate MTN Series 22 notes from January 24, 2013 to January 24, 2014, and from January 24, 2014 to January 24, 2015; and

(e)	a $50 million floating-to-fixed interest-rate swap agreement that locks in the floating rate the Company pays on the $50 million floating-rate MTN Series 27 notes from December 3, 2013 to December 3, 2014.

Fair Value Hierarchy

The fair value hierarchy of financial assets and liabilities at December 31, 2013 and 2012 is as follows:

December 31, 2013 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	565	565	565	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	12	12	—	12	—

	828	828	565	263	—

Liabilities:
Bank indebtedness	31	31	31	—	—
Long-term debt	9,057	9,780	—	9,780	—

	9,088	9,811	31	9,780	—

December 31, 2012 (millions of Canadian dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	195	195	195	—	—
Investment	251	251	—	251	—
Derivative instruments
Fair value hedges – interest-rate swaps	19	19	—	19	—

	465	465	195	270	—

Liabilities:
Bank indebtedness	42	42	42	—	—
Long-term debt	8,479	9,957	—	9,957	—

	8,521	9,999	42	9,957	—

Cash and cash equivalents include cash and short-term investments. At December 31, 2013, short-term investments consisted of bankers’ acceptances and money market funds totaling $515 million (2012 – $195 million). The carrying values are representative of fair value because of the short-term nature of these instruments.

The investment represents the Province of Ontario Floating-Rate Notes maturing in November 2014. The fair value of the investment is determined using inputs other than quoted prices that are observable for the asset, with unrecognized gains or losses recognized in financing charges. The Company obtains quotes from an independent third party for the fair value of the investment, who uses the market price of similar securities adjusted for changes in observable inputs such as maturity dates and interest rates.

The fair value of the derivative instruments is determined using inputs other than quoted prices that are observable for these assets. The fair value is primarily based on the present value of future cash flows using a swap yield curve to determine the assumptions for interest rates.

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.

There were no significant transfers between any of the fair value levels during the years ended December 31, 2013 and 2012.

Risk Management

Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.

Market Risk

Market risk refers primarily to the risk of loss that results from changes in commodity prices, foreign exchange rates and interest rates. The Company does not have commodity risk. The Company does have foreign exchange risk as it enters into agreements to purchase materials and equipment associated with capital programs and projects that are settled in foreign currencies. This foreign exchange risk is not material, although the Company could in the future decide to issue foreign currency-denominated debt which would be hedged back to Canadian dollars consistent with its risk management policy. Hydro One is exposed to fluctuations in interest rates as the regulated rate of return for the Company’s Transmission and Distribution Businesses is derived using a formulaic approach that is based on the forecast for long-term Government of Canada bond yields and the spread in 30-year “A”-rated Canadian utility bonds over the 30-year benchmark Government of Canada bond yield. The Company estimates that a 1% decrease in the forecasted long-term Government of Canada bond yield or the “A”-rated Canadian utility spread used in determining the Company’s rate of return would reduce the Transmission Business’ annual results of operations by approximately $19 million (2012 – $18 million) and Hydro One Networks’ distribution business’ annual results of operations by approximately $10 million (2012 – $10 million).

The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company utilizes interest-rate swaps, which are typically designated as fair value hedges, as a means to manage its interest rate exposure to achieve a lower cost of debt. In addition, the Company may utilize interest-rate derivative instruments to lock in interest rate levels in anticipation of future financing. Hydro One may also enter into derivative agreements such as forward-starting pay fixed-interest-rate swap agreements to hedge against the effect of future interest rate movements on long-term fixed-rate borrowing requirements. Such arrangements are typically designated as cash flow hedges. No cash flow hedge agreements were in existence as at December 31, 2013 or 2012.

A hypothetical 10% increase in the interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s results of operations for the years ended December 31, 2013 or 2012.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the Consolidated Statements of Operations and Comprehensive Income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the years ended December 31, 2013 and 2012 are included in financing charges as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Unrealized loss (gain) on hedged debt	(8)	(14)
Unrealized loss (gain) on fair value interest-rate swaps	8	14

Net unrealized loss (gain)	—	—

At December 31, 2013, Hydro One had $750 million (2012 – $750 million) of notional amounts of fair value hedges outstanding related to interest-rate swaps, with assets at fair value of $12 million (2012 – $19 million). During the years ended December 31, 2013 and 2012, there was no significant impact on the results of operations as a result of any ineffectiveness attributable to fair value hedges.

Credit Risk

Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At December 31, 2013 and 2012, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a significant amount of revenue from any single customer. At December 31, 2013 and 2012, there was no significant accounts receivable balance due from any single customer.

At December 31, 2013, the Company’s provision for bad debts was $36 million (2012 – $23 million). Adjustments and write-offs were determined on the basis of a review of overdue accounts, taking into consideration historical experience. At December 31, 2013, approximately 4% of the Company’s net accounts receivable were aged more than 60 days (2012 – 3%).

Hydro One manages its counterparty credit risk through various techniques including: entering into transactions with highly-rated counterparties; limiting total exposure levels with individual counterparties consistent with the Company’s Board-approved Credit Risk Policy; entering into master agreements which enable net settlement and the contractual right of offset; and monitoring the financial condition of counterparties. In addition to payment netting language in master agreements, the Company establishes credit limits, margining thresholds and collateral requirements for each counterparty. Counterparty credit limits are based on an internal credit review that considers a variety of factors, including the results of a scoring model, leverage, liquidity, profitability, credit ratings and risk management capabilities. The determination of credit exposure for a particular counterparty is the sum of current exposure plus the potential future exposure with that counterparty. The current exposure is calculated as the sum of the principal value of money market exposures and the market value of all contracts that have a positive marked-to-market position on the measurement date. The Company would offset the positive market values against negative values with the same counterparty only where permitted by the existence of a legal netting agreement such as an International Swap Dealers Association master agreement. The potential future exposure represents a safety margin to protect against future fluctuations of interest rates, currencies, equities, and commodities. It is calculated based on factors developed by the Bank of International Settlements, following extensive historical analysis of random fluctuations of interest rates and currencies. To the extent that a counterparty’s margining thresholds are exceeded, the counterparty is required to post collateral with the Company as specified in each agreement. The Company monitors current and forward credit exposure to counterparties both on an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the Consolidated Balance Sheets.

Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At December 31, 2013, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was $14 million (2012 – $22 million). At December 31, 2013, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, had a credit rating of investment grade, with four financial institutions as the counterparties. The credit exposure of three of the four counterparties accounted for more than 10% of the total credit exposure of derivative contracts.

Liquidity Risk

Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, the revolving standby credit facility of $1,500 million, and by holding Province of Ontario Floating-Rate Notes. The short-term liquidity under the Commercial Paper Program, the holding of Province of Ontario Floating-Rate Notes and anticipated levels of funds from operations should be sufficient to fund normal operating requirements.

At December 31, 2013, accounts payable and accrued liabilities in the amount of $795 million (2012 – $722 million) were expected to be settled in cash at their carrying amounts within the next 12 months.

At December 31, 2013, Hydro One had issued long-term debt in the principal amount of $9,045 million (2012 – $8,460 million). Principal outstanding, interest payments and related weighted average interest rates are summarized by the number of years to maturity in the following table:

	Principal Outstanding on Long-term Debt	Interest Payments	Weighted Average Interest Rate
Years to Maturity	(millions of Canadian dollars)	(millions of Canadian dollars)	(%)
1 year	750	422	3.1
2 years	550	398	2.8
3 years	500	372	4.3
4 years	600	361	5.2
5 years	750	330	2.8

	3,150	1,883	3.6
6 – 10 years	900	1,470	3.6
Over 10 years	4,995	4,281	5.5

	9,045	7,634	4.7

14. CAPITAL MANAGEMENT

The Company’s objectives with respect to its capital structure are to maintain effective access to capital on a long-term basis at reasonable rates, and to deliver appropriate financial returns. In order to ensure ongoing effective access to capital, the Company targets to maintain an “A” category long-term credit rating.

The Company considers its capital structure to consist of shareholder’s equity, preferred shares, long-term debt, and cash and cash equivalents. At December 31, 2013 and 2012, the Company’s capital structure was as follows:

December 31 (millions of Canadian dollars)	2013	2012
Long-term debt payable within one year	756	600
Less: cash and cash equivalents	565	195

	191	405

Long-term debt	8,301	7,879

Preferred shares	323	323

Common shares	3,314	3,314
Retained earnings	3,787	3,202

	7,101	6,516

Total capital	15,916	15,123

The Company has customary covenants typically associated with long-term debt. Among other things, Hydro One’s long-term debt and credit facility covenants limit the permissible debt to 75% of the Company’s total capitalization, limit the ability to sell assets and impose a negative pledge provision, subject to customary exceptions. At December 31, 2013 and 2012, Hydro One was in compliance with all of these covenants and limitations.

15. PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

Hydro One has a defined benefit pension plan, a supplementary pension plan, and post-retirement and post-employment benefit plans. The defined benefit pension plan (Pension Plan) is contributory and covers all regular employees of Hydro One and its subsidiaries, except Hydro One Brampton Networks. Employees of Hydro One Brampton Networks participate in the OMERS plan, a multiemployer public sector pension fund. The supplementary pension plan provides members of the Pension Plan with benefits that would have been earned and payable under the Pension Plan but for the limitations imposed by the Income Tax Act (Canada). The supplementary pension plan obligation is included with other post-retirement and post-employment benefit obligations on the Consolidated Balance Sheets.

The OMERS Plan

Hydro One contributions to the OMERS plan for the year ended December 31, 2013 were $2 million (2012 – $2 million). Company contributions payable at December 31, 2013 and included in accrued liabilities on the Consolidated Balance Sheets were $0.2 million (2012 – $0.2 million). Hydro One contributions do not represent more than 5% of total contributions to the OMERS plan, as indicated in OMERS’s most recently available annual report for the year ended December 31, 2012.

At December 31, 2012, the OMERS plan was 85.6% funded, with an unfunded liability of $9,924 million. This unfunded liability will likely result in future payments by participating employers and members. Hydro One future contributions could be increased substantially if other entities withdraw from the plan.

Pension Plan, Post-Retirement and Post-Employment Plans

The Pension Plan provides benefits based on highest three-year average pensionable earnings. For new management employees who commenced employment on or after January 1, 2004, and for new Society of Energy Professionals-represented staff hired after November 17, 2005, benefits are based on highest five-year average pensionable earnings. After retirement, pensions are indexed to inflation.

Company and employee contributions to the Pension Plan are based on actuarial valuations performed at least every three years. Annual Pension Plan contributions for 2013 of $160 million (2012 – $163 million) were based on an actuarial valuation effective December 31, 2011 and the level of 2013 pensionable earnings. Estimated annual Pension Plan contributions for 2014 are approximately $160 million, based on the December 31, 2011 valuation and the projected level of pensionable earnings.

Hydro One recognizes the overfunded or underfunded status of the Pension Plan, and post-retirement and post-employment benefit plans (Plans) as an asset or liability on its Consolidated Balance Sheets, with offsetting regulatory assets and liabilities as appropriate. The underfunded benefit obligations for the Plans, in the absence of regulatory accounting, would be recognized in AOCI. The impact of changes in assumptions used to measure pension, post-retirement and post-employment benefit obligations is generally recognized over the expected average remaining service period of the employees. The measurement date for the Plans is December 31.

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Change in projected benefit obligation
Projected benefit obligation, beginning of year	6,507	5,461	1,459	1,206
Current service cost	170	123	40	29
Interest cost	278	285	63	63
Reciprocal transfers	1	1	—	—
Benefits paid	(317)	(291)	(44)	(42)
Net actuarial loss (gain)	(63)	928	13	203

Projected benefit obligation, end of year	6,576	6,507	1,531	1,459

Change in plan assets
Fair value of plan assets, beginning of year	4,992	4,682	—	—
Actual return on plan assets	887	425	—	—
Reciprocal transfers	1	1	—	—
Benefits paid	(317)	(291)	—	—
Employer contributions	160	163	—	—
Employee contributions	30	27	—	—
Administrative expenses	(22)	(15)	—	—

Fair value of plan assets, end of year	5,731	4,992	—	—

Unfunded status	845	1,515	1,531	1,459

Hydro One presents its benefit obligations and plan assets net on its Consolidated Balance Sheets within the following line items:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Accrued liabilities	—	—	43	43
Pension benefit liability	845	1,515	—	—
Post-retirement and post-employment benefit liability	—	—	1,488	1,416

Unfunded status	845	1,515	1,531	1,459

The funded or unfunded status of the pension, post-retirement and post-employment benefit plans refers to the difference between the fair value of plan assets and the projected benefit obligations for the Plans. The funded/unfunded status changes over time due to several factors, including contribution levels, assumed discount rates and actual returns on plan assets.

The following table provides the projected benefit obligation (PBO), accumulated benefit obligation (ABO) and fair value of plan assets for the Pension Plan:

December 31 (millions of Canadian dollars)	2013	2012
PBO	6,576	6,507
ABO	5,998	6,074
Fair value of plan assets	5,731	4,992

On an ABO basis, the Pension Plan was funded at 96% at December 31, 2013 (2012 – 82%). On a PBO basis, the Pension Plan was funded at 87% at December 31, 2013 (2012 – 77%). The ABO differs from the PBO in that the ABO includes no assumption about future compensation levels.

Components of Net Periodic Benefit Costs

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2013 and 2012 for the Pension Plan:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current service cost, net of employee contributions	141	96
Interest cost	278	285
Expected return on plan assets, net of expenses	(309)	(289)
Actuarial loss amortization	175	112
Prior service cost amortization	2	3

Net periodic benefit costs	287	207

Charged to results of operations[1]	72	76

[1]	The Company follows the cash basis of accounting consistent with the inclusion of pension costs in OEB-approved rates. During the year ended December 31, 2013, pension costs of $160 million (2012 – $163 million) were attributed to labour, of which $72 million (2012 – $76 million) was charged to operations, and $88 million (2012 – $87 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.

The following table provides the components of the net periodic benefit costs for the years ended December 31, 2013 and 2012 for the post-retirement and post-employment plans:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Current service cost, net of employee contributions	40	30
Interest cost	63	63
Actuarial loss amortization	27	8
Prior service cost amortization	3	3

Net periodic benefit costs	133	104

Charged to results of operations	58	48

Assumptions

The measurement of the obligations of the Plans and the costs of providing benefits under the Plans involves various factors, including the development of valuation assumptions and accounting policy elections. When developing the required assumptions, the Company considers historical information as well as future expectations. The measurement of benefit obligations and costs is impacted by several assumptions including the discount rate applied to benefit obligations, the long-term expected rate of return on plan assets, Hydro One’s expected level of contributions to the Plans, the incidence of mortality, the expected remaining service period of plan participants, the level of compensation and rate of compensation increases, employee age, length of service, and the anticipated rate of increase of health care costs, among other factors. The impact of changes in assumptions used to measure the obligations of the Plans is generally recognized over the expected average remaining service period of the plan participants. In selecting the expected rate of return on plan assets, Hydro One considers historical economic indicators (including inflation and GDP growth) that impact asset returns, as well as expectations regarding future long-term capital market performance, weighted by target asset class allocations. In general, equity securities, real estate and private equity investments are forecasted to have higher returns than fixed income securities.

The following weighted average assumptions were used to determine the benefit obligations at December 31, 2013 and 2012:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Year ended December 31	2013	2012	2013	2012
Significant assumptions:
Weighted average discount rate	4.75%	4.25%	4.75%	4.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%	2.00%	2.00%
Rate of increase in health care cost trends[1]	—	—	4.39%	4.39%

[1]	6.81% per annum in 2014, grading down to 4.39% per annum in and after 2031 (2012 – 6.91% in 2013, grading down to 4.39% per annum in and after 2031)

The following weighted average assumptions were used to determine the net periodic benefit costs for the years ended December 31, 2013 and 2012. Assumptions used to determine current year-end benefit obligations are the assumptions used to estimate the subsequent year’s net periodic benefit costs.

Year ended December 31	2013	2012
Pension Benefits:
Weighted average expected rate of return on plan assets	6.25%	6.25%
Weighted average discount rate	4.25%	5.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11

Post-Retirement and Post-Employment Benefits:
Weighted average discount rate	4.25%	5.25%
Rate of compensation scale escalation (without merit)	2.50%	2.50%
Rate of cost of living increase	2.00%	2.00%
Average remaining service life of employees (years)	11	11
Rate of increase in health care cost trends[1]	4.39%	4.41%

[1]	6.91% per annum in 2013, grading down to 4.39% per annum in and after 2031 (2012 – 7.03% in 2012, grading down to 4.41% per annum in and after 2031)

The discount rate used to determine the current year pension obligation and the subsequent year’s net periodic benefit costs is based on a yield curve approach. Under the yield curve approach, expected future benefit payments for each plan are discounted by a rate on a third party bond yield curve corresponding to each duration. The yield curve is based on AA long-term corporate bonds. A single discount rate is calculated that would yield the same present value as the sum of the discounted cash flows.

The effect of 1% change in health care cost trends on the projected benefit obligation for the post-retirement and post-employment benefits at December 31, 2013 and 2012 is as follows:

December 31 (millions of Canadian dollars)	2013	2012
Projected benefit obligation:
Effect of 1% increase in health care cost trends	258	246
Effect of 1% decrease in health care cost trends	(200)	(191)

The effect of 1% change in health care cost trends on the service cost and interest cost for the post-retirement and post-employment benefits for the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Service cost and interest cost:
Effect of 1% increase in health care cost trends	21	17
Effect of 1% decrease in health care cost trends	(16)	(13)

The following approximate life expectancies were used in the mortality assumptions to determine the projected benefit obligations for the pension and post-retirement and post-employment plans at December 31, 2013 and 2012:

December 31, 2013				December 31, 2012
Life expectancy at 65 for a member currently at				Life expectancy at 65 for a member currently at
Age 65		Age 45		Age 65		Age 45
Male	Female	Male	Female	Male	Female	Male	Female
23	25	24	26	20	22	21	23

Estimated Future Benefit Payments

At December 31, 2013, estimated future benefit payments by the Company to Plan participants were:

(millions of Canadian dollars)	Pension Benefits	Post-Retirement and Post-Employment Benefits
2014	310	54
2015	319	57
2016	327	59
2017	335	62
2018	343	65
2019 through to 2023	1,698	370

Total estimated future benefit payments through to 2023	3,332	667

Components of Regulatory Assets

A portion of actuarial gains and losses and prior service costs is recorded within regulatory assets on Hydro One’s Consolidated Balance Sheets to reflect the expected regulatory inclusion of these amounts in future rates, which would otherwise be recorded in OCI. The following table provides the actuarial gains and losses and prior service costs recorded within regulatory assets:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Pension Benefits:
Actuarial loss (gain) for the year	(619)	807
Actuarial loss amortization	(175)	(112)
Prior service cost amortization	(2)	(3)

	(796)	692

Post-Retirement and Post-Employment Benefits:
Actuarial loss for the year	13	203
Actuarial loss amortization	(27)	(8)
Prior service cost amortization	(3)	(3)

	(17)	192

The following table provides the components of regulatory assets that have not been recognized as components of net periodic benefit costs for the years ended December 31, 2013 and 2012:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Pension Benefits:
Prior service cost	3	5
Actuarial loss	842	1,510

	845	1,515

Post-Retirement and Post-Employment Benefits:
Prior service cost	2	5
Actuarial loss	306	315

	308	320

The following table provides the components of regulatory assets at December 31 that are expected to be amortized as components of net periodic benefit costs in the following year:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
December 31 (millions of Canadian dollars)	2013	2012	2013	2012
Prior service cost	2	2	2	3
Actuarial loss	103	175	15	17

	105	177	17	20

Pension Plan Assets

Investment Strategy

On a regular basis, Hydro One evaluates its investment strategy to ensure that plan assets will be sufficient to pay Pension Plan benefits when due. As part of this ongoing evaluation, Hydro One may make changes to its targeted asset allocation and investment strategy. The Pension Plan is managed at a net asset level. The main objective of the Pension Plan is to sustain a certain level of net assets in order to meet the pension obligations of the Company. The Pension Plan fulfills its primary objective by adhering to specific investment policies outlined in its Summary of Investment Policies and Procedures (SIPP), which is reviewed and approved by the Investment-Pension Committee of Hydro One’s Board of Directors. The Company manages net assets by engaging knowledgeable external investment managers who are charged with the responsibility of investing existing funds and new funds (current year’s employee and employer contributions) in accordance with the approved SIPP. The performance of the managers is monitored through a governance structure. Increases in net assets are a direct result of investment income generated by investments held by the Pension Plan and contributions to the Pension Plan by eligible employees and by the Company. The main use of net assets is for benefit payments to eligible Pension Plan members.

Pension Plan Asset Mix

At December 31, 2013, the Pension Plan target asset allocations and weighted average asset allocations were as follows:

	Target Allocation (%)	Pension Plan Assets (%)
Equity securities	60.0	67.8
Debt securities	35.0	32.2
Other [1]	5.0	0.0

	100.0	100.0

[1]	Other investments include real estate and infrastructure investments.

At December 31, 2013, the Pension Plan held $15 million of Hydro One corporate bonds (2012 – $20 million) and $217 million of debt securities of the Province (2012 – $243 million).

Concentrations of Credit Risk

Hydro One evaluated its Pension Plan’s asset portfolio for the existence of significant concentrations of credit risk as at December 31, 2013 and 2012. Concentrations that were evaluated include, but are not limited to, investment concentrations in a single entity, concentrations in a type of industry, and concentrations in individual funds. At December 31, 2013 and 2012, there were no significant concentrations (defined as greater than 10% of plan assets) of risk in the Pension Plan’s assets.

The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade and government bonds and with respect to derivative instruments by transacting only with financial institutions rated at least “A+” by Standard and Poor’s, Dominion Bond Rating Service, and Fitch Ratings, and “A1” by Moody’s Investors Service Inc., and also by utilizing exposure limits to each counterparty and ensuring that exposure is diversified across counterparties. The risk of default on transactions in listed securities is considered minimal, as the trade will fail if either party to the transaction does not meet its obligation.

Fair Value Measurements

The following tables present the Pension Plan assets measured and recorded at fair value on a recurring basis and their level within the fair value hierarchy at December 31, 2013 and 2012:

December 31, 2013 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	1	16	117	134
Cash and cash equivalents	150	—	—	150
Short-term securities	—	180	—	180
Real estate	—	—	2	2
Corporate shares – Canadian	943	—	—	943
Corporate shares – Foreign	2,708	—	—	2,708
Bonds and debentures – Canadian	—	1,416	—	1,416
Bonds and debentures – Foreign	—	186	—	186

Total fair value of plan assets[1]	3,802	1,798	119	5,719

[1]	At December 31, 2013, the total fair value of Pension Plan assets excludes $19 million of interest and dividends receivable, and $7 million relating to accruals for pension administration expense.

December 31, 2012 (millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Pooled funds	2	15	104	121
Cash and cash equivalents	125	—	—	125
Short-term securities	—	100	—	100
Real estate	—	—	2	2
Corporate shares – Canadian	920	—	—	920
Corporate shares – Foreign	2,077	—	—	2,077
Bonds and debentures – Canadian	—	1,643	—	1,643

Total fair value of plan assets[1]	3,124	1,758	106	4,988

[1]	At December 31, 2012, the total fair value of Pension Plan assets excludes $16 million of interest and dividends receivable, $4 million relating to accruals for pending sales transactions, and $8 million relating to accruals for pension administration expense.

See Note 13 – Fair Value of Financial Instruments and Risk Management for a description of levels within the fair value hierarchy.

Changes in the Fair Value of Financial Instruments Classified in Level 3

The following table summarizes the changes in fair value of financial instruments classified in Level 3 for the years ended December 31, 2013 and 2012. The Pension Plan classifies financial instruments as Level 3 when the fair value is measured based on at least one significant input that is not observable in the markets or due to lack of liquidity in certain markets. The gains and losses presented in the table below may include changes in fair value based on both observable and unobservable inputs.

Year ended December 31 (millions of Canadian dollars)	2013	2012
Fair value, beginning of year	106	167
Realized and unrealized gains	23	5
Purchases	—	6
Sales and disbursements	(10)	(72)

Fair value, end of year	119	106

There have been no material transfers into or out of Level 3 of the fair value hierarchy.

The Company performs sensitivity analysis for fair value measurements classified in Level 3, substituting the unobservable inputs with one or more reasonably possible alternative assumptions. These sensitivity analyses resulted in negligible changes in the fair value of financial instruments classified in this level.

Valuation Techniques Used to Determine Fair Value

Pooled Funds

The pooled fund category mainly consists of private equity investments. Private equity investments represent private equity funds that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include limited partnerships in businesses that are characterized by high internal growth and operational efficiencies, venture capital, leveraged buyouts and special situations such as distressed investments. Private equity valuations are reported by the fund manager and are based on the valuation of the underlying investments which includes inputs such as cost, operating results, discounted future cash flows and market-based comparable data. Since these valuation inputs are not highly observable, private equity investments have been categorized as Level 3 within pooled funds.

Cash Equivalents

Demand cash deposits held with banks and cash held by the investment managers are considered cash equivalents and are included in the fair value measurements hierarchy as Level 1.

Short-Term Securities

Short-term securities are valued at cost plus accrued interest, which approximates fair value due to their short-term nature. Short-term securities have been categorized as Level 2.

Real Estate

Real estate investments represent private equity investments in holding companies that invest in real estate properties. The investments in the holding companies are valued using net asset values reported by the fund manager. Real estate investments are categorized as Level 3.

Corporate Shares

Corporate shares are valued based on quoted prices in active markets and are categorized as Level 1. Investments denominated in foreign currencies are translated into Canadian currency at year-end rates of exchange.

Bonds and Debentures

Bonds and debentures are presented at published closing trade quotations, and are categorized as Level 2.

16. ENVIRONMENTAL LIABILITIES

The following tables show the movements in environmental liabilities for the years ended December 31, 2013 and 2012:

Year ended December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	197	52	249
Interest accretion	9	1	10
Expenditures	(2)	(14)	(16)
Revaluation adjustment	(3)	26	23

Environmental liabilities, December 31	201	65	266
Less: current portion	15	12	27

	186	53	239

Year ended December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Environmental liabilities, January 1	199	58	257
Interest accretion	9	2	11
Expenditures	(8)	(10)	(18)
Revaluation adjustment	(3)	2	(1)

Environmental liabilities, December 31	197	52	249
Less: current portion	13	9	22

	184	43	227

The following tables show the reconciliation between the undiscounted basis of the environmental liabilities and the amount recognized on the Consolidated Balance Sheets after factoring in the discount rate:

December 31, 2013 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	237	68	305
Less: discounting accumulated liabilities to present value	36	3	39

Discounted environmental liabilities	201	65	266

December 31, 2012 (millions of Canadian dollars)	PCB	LAR	Total
Undiscounted environmental liabilities	233	54	287
Less: discounting accumulated liabilities to present value	36	2	38

Discounted environmental liabilities	197	52	249

At December 31, 2013, the estimated future environmental expenditures were as follows:

(millions of Canadian dollars)
2014	27
2015	28
2016	35
2017	23
2018	22
Thereafter	170

305

At December 31, 2013, of the total estimated future environmental expenditures, $237 million relates to PCBs (2012 – $233 million) and $68 million relates to LAR (2012 – $54 million).

Hydro One records a liability for the estimated future expenditures for the contaminated LAR and for the phase-out and destruction of PCB-contaminated mineral oil removed from electrical equipment. There are uncertainties in estimating future environmental costs due to potential external events such as changes in legislation or regulations, and advances in remediation technologies. In determining the amounts to be recorded as environmental liabilities, the Company estimates the current cost of completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation rate assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.3% to 6.3%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s environmental liabilities represent management’s best estimates of the present value of costs required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. In addition, with respect to the PCB environmental liability, the availability of critical resources such as skilled labour and replacement assets and the ability to take maintenance outages in critical facilities may influence the timing of expenditures. Environmental liabilities are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively. The Company records a regulatory asset reflecting the expectation that future environmental costs will be recoverable in rates.

PCBs

In September 2008, Environment Canada published regulations governing the management, storage and disposal of PCBs, enacted under the Canadian Environmental Protection Act, 1999. The regulations impose timelines for disposal of PCBs based on certain criteria, including type of equipment, in-use status, and PCB-contamination thresholds. Under these regulations and Hydro One’s approved end-of-use extension, PCBs in concentrations of 500 parts per million (ppm) or more have to be disposed of by the end of 2014, with the exception of specifically exempted equipment, and PCBs in concentrations greater than 50 ppm and less than 500 ppm, or greater than 50 ppm for pole-top transformers, pole-top auxiliary electrical equipment and light ballasts, must be disposed of by the end of 2025. Management judges that the Company currently has very few PCB-contaminated assets in excess of 500 ppm. Contaminated equipment will generally be replaced, or will be decontaminated by removing PCB-contaminated insulating oil and retro filling with replacement oil that contains PCBs in concentrations of less than 2 ppm.

The Company’s best estimate of the total estimated future expenditures to comply with current PCB regulations is $237 million. These expenditures are expected to be incurred over the period from 2014 to 2025. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2013 to reduce the PCB environmental liability by $3 million (2012 – $3 million).

LAR

The Company’s best estimate of the total estimated future expenditures to complete its LAR program is $68 million. These expenditures are expected to be incurred over the period from 2014 to 2022. As a result of its annual review of environmental liabilities, the Company recorded a revaluation adjustment in 2013 to increase the LAR environmental liability by $26 million (2012 – $2 million).

17. ASSET RETIREMENT OBLIGATIONS

Hydro One records a liability for the estimated future expenditures for the removal and disposal of asbestos-containing materials installed in some of its facilities and for the decommissioning of specific switching stations located on unowned sites. AROs, which represent legal obligations associated with the retirement of certain tangible long-lived assets, are computed as the present value of the projected expenditures for the future retirement of specific assets and are recognized in the period in which the liability is incurred, if a reasonable estimate of fair value can be made. If the asset remains in service at the recognition date, the present value of the liability is added to the carrying amount of the associated asset in the period the liability is incurred and this additional carrying amount is depreciated over the remaining life of the asset. If an ARO is recorded in respect of an out-of-service asset, the asset retirement cost is charged to results of operations. Subsequent to the initial recognition, the liability is adjusted for any revisions to the estimated future cash flows associated with the ARO, which can occur due to a number of factors including, but not limited to, cost escalation, changes in technology applicable to the assets to be retired, changes in legislation or regulations, as well as for accretion of the liability due to the passage of time until the obligation is settled. Depreciation expense is adjusted prospectively for any increases or decreases to the carrying amount of the associated asset.

In determining the amounts to be recorded as AROs, the Company estimates the current fair value for completing required work and makes assumptions as to when the future expenditures will actually be incurred, in order to generate future cash flow information. A long-term inflation assumption of approximately 2% has been used to express these current cost estimates as estimated future expenditures. Future expenditures have been discounted using factors ranging from approximately 3.0% to 5.0%, depending on the appropriate rate for the period when expenditures are expected to be incurred. All factors used in estimating the Company’s AROs represent management’s best estimates of the cost required to meet existing legislation or regulations. However, it is reasonably possible that numbers or volumes of contaminated assets, cost estimates to perform work, inflation assumptions and the assumed pattern of annual cash flows may differ significantly from the Company’s current assumptions. AROs are reviewed annually or more frequently if significant changes in regulations or other relevant factors occur. Estimate changes are accounted for prospectively.

At December 31, 2013, Hydro One had recorded AROs of $14 million (2012 – $15 million), consisting of $7 million (2012 – $7 million) related to the estimated future expenditures associated with the removal and disposal of asbestos-containing materials installed in some of its facilities, as well as $7 million (2012 – $8 million) related to the future decommissioning and removal of two switching stations. The amount of interest recorded is nominal and there have been no significant expenditures associated with these obligations in 2013.

18. SHARE CAPITAL

Preferred Shares

The Company has 12,920,000 issued and outstanding 5.5% cumulative preferred shares with a redemption value of $25 per share or $323 million total value. The Company is authorized to issue an unlimited number of preferred shares.

The Company’s preferred shares are entitled to an annual cumulative dividend of $18 million, or $1.375 per share, which is payable on a quarterly basis. The preferred shares are not subject to mandatory redemption (except on liquidation) but are redeemable in certain circumstances. The shares are redeemable at the option of the Province at the redemption value, plus any accrued and unpaid dividends, if the Province sells a number of the common shares which it owns to the public such that the Province’s holdings are reduced to less than 50% of the common shares of the Company. Hydro One may elect, without condition, to pay all or part of the redemption price by issuing additional common shares to the Province. If the Province does not exercise its redemption right, the Company would have the ability to adjust the dividend on the preferred shares to produce a yield that is 0.50% less than the then-current dividend market yield for similarly rated preferred shares. The preferred shares do not carry voting rights, except in limited circumstances, and would rank in priority over the common shares upon liquidation.

These preferred shares have conditions for their redemption that are outside the control of the Company because the Province can exercise its right to redeem in the event of change in ownership without approval of the Company’s Board of Directors. Because the conditional redemption feature is outside the control of the Company, the preferred shares are classified outside of Shareholder’s Equity on the Consolidated Balance Sheets. Management believes that it is not probable that the preferred shares will become redeemable. No adjustment to the carrying value of the preferred shares has been recognized at December 31, 2013. If it becomes probable in the future that the preferred shares will be redeemed, the redemption value would be adjusted.

Common Shares

The Company has 100,000 issued and outstanding common shares. The Company is authorized to issue an unlimited number of common shares.

Common share dividends are declared at the sole discretion of the Hydro One Board of Directors, and are recommended by management based on results of operations, maintenance of the deemed regulatory capital structure, financial conditions, cash requirements, and other relevant factors, such as industry practice and shareholder expectations.

Earnings per Share

Earnings per share is calculated as net income for the year, after cumulative preferred dividends, divided by the weighted average number of common shares outstanding during the year.

19. DIVIDENDS

In 2013, preferred share dividends in the amount of $18 million (2012 – $18 million) and common share dividends in the amount of $200 million (2012 – $352 million) were declared.

20. RELATED PARTY TRANSACTIONS

Hydro One is owned by the Province. The OEFC, IESO, Ontario Power Authority (OPA), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Province.

Hydro One receives revenues for transmission services from the IESO, based on OEB-approved uniform transmission rates. Transmission revenues include $1,509 million (2012 – $1,474 million) related to these services. Hydro One receives amounts for rural rate protection from the IESO. Distribution revenues include $127 million (2012 – $127 million) related to this program. Hydro One also receives revenues related to the supply of electricity to remote northern communities from the IESO. Distribution revenues include $33 million (2012 – $28 million) related to these services.

In 2013, Hydro One purchased power in the amount of $2,477 million (2012 – $2,392 million) from the IESO-administered electricity market; $15 million (2012 – $10 million) from OPG; and $8 million (2012 – $7 million) from power contracts administered by the OEFC.

Under the Ontario Energy Board Act, 1998, the OEB is required to recover all of its annual operating costs from gas and electricity distributors and transmitters. In 2013, Hydro One incurred $12 million (2012 – $11 million) in OEB fees.

Hydro One has service level agreements with OPG. These services include field, engineering, logistics and telecommunications services. In 2013, revenues related to the provision of construction and equipment maintenance services with respect to these service level agreements were $9 million (2012 – $10 million), primarily for the Transmission Business. Operation, maintenance and administration costs related to the purchase of services with respect to these service level agreements were $1 million in 2013 (2012 – $2 million).

The OPA funds substantially all of the Company’s conservation and demand management programs. The funding includes program costs, incentives, and management fees. In 2013, Hydro One received $34 million (2012 – $39 million) from the OPA related to these programs.

Hydro One pays a $5 million annual fee to the OEFC for indemnification against adverse claims in excess of $10 million paid by the OEFC with respect to certain of Ontario Hydro’s businesses transferred to Hydro One on April 1, 1999.

PILs and payments in lieu of property taxes are paid to the OEFC, and dividends are paid to the Province.

Sales to and purchases from related parties occur at normal market prices or at a proxy for fair value based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest free and settled in cash.

At December 31, 2013, the Company held $250 million in Province of Ontario Floating-Rate Notes with a fair value of $251 million (2012 – $251 million).

The amounts due to and from related parties as a result of the transactions referred to above are as follows:

December 31 (millions of Canadian dollars)	2013	2012
Due from related parties	197	154
Due to related parties[1]	(230)	(261)
Investment	251	251

[1]	Included in due to related parties at December 31, 2013 are amounts owing to the IESO in respect of power purchases of $217 million (2012 – $199 million).

21. CONSOLIDATED STATEMENTS OF CASH FLOWS

The changes in non-cash balances related to operations consist of the following:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Accounts receivable	(78)	(30)
Due from related parties	(43)	2
Materials and supplies	—	2
Other assets	(5)	(4)
Accounts payable	(60)	(5)
Accrued liabilities	150	10
Due to related parties	(31)	(85)
Accrued interest	5	10
Long-term accounts payable and other liabilities	(11)	13
Post-retirement and post-employment benefit liability	84	56

	11	(31)

Capital Expenditures

The following table illustrates the reconciliation between investments in property, plant and equipment and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Capital investments in property, plant and equipment	(1,312)	(1,363)
Net change in accruals included in capital investments in property, plant and equipment	(21)	(10)

Capital expenditures – property, plant and equipment	(1,333)	(1,373)

The following table illustrates the reconciliation between investments in intangible assets and the amount presented in the Consolidated Statements of Cash Flows after factoring in the net change in related accruals:

Year ended December 31 (millions of Canadian dollars)	2013	2012
Capital investments in intangible assets	(82)	(91)
Net change in accruals included in capital investments in intangible assets	3	1

Capital expenditures – intangible assets	(79)	(90)

Supplementary Information

Year ended December 31 (millions of Canadian dollars)	2013	2012
Net interest paid	395	411
PILs	138	197

22. CONTINGENCIES

Legal Proceedings

Hydro One is involved in various lawsuits, claims and regulatory proceedings in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Transfer of Assets

The transfer orders by which the Company acquired certain of Ontario Hydro’s businesses as of April 1, 1999 did not transfer title to some assets located on Reserves (as defined in the Indian Act (Canada)). Currently, the OEFC holds these assets. Under the terms of the transfer orders, the Company is required to manage these assets until it has obtained all consents necessary to complete the transfer of title of these assets to itself. The Company cannot predict the aggregate amount that it may have to pay, either on an annual or one-time basis, to obtain the required consents. In 2013, the Company paid approximately $2 million (2012 – $1 million) in respect of these consents. If the Company cannot obtain the required consents, the OEFC will continue to hold these assets for an indefinite period of time. If the Company cannot reach a satisfactory settlement, it may have to relocate these assets to other locations at a cost that could be substantial or, in a limited number of cases, to abandon a line and replace it with diesel-generation facilities. The costs relating to these assets could have a material adverse effect on the Company’s results of operations if the Company is not able to recover them in future rate orders.

23. COMMITMENTS

Agreement with Inergi LP (Inergi)

In 2002, Inergi, an affiliate of Capgemini Canada Inc., began providing services to Hydro One, including business processing and information technology outsourcing services, as well as core system support related primarily to SAP implementation and optimization. The current agreement with Inergi will expire in February 2015.

At December 31, 2013, the annual commitments under the Inergi agreement are as follows: 2014 – $130 million; 2015 – $22 million; 2016 and thereafter – nil.

Prudential Support

Purchasers of electricity in Ontario, through the IESO, are required to provide security to mitigate the risk of their default based on their expected activity in the market. As at December 31, 2013, the Company provided prudential support to the IESO on behalf of Hydro One Networks and Hydro One Brampton Networks using parental guarantees of $325 million (2012 – $325 million), and on behalf of two distributors using guarantees of $1 million (2012 – $1 million). In addition, as at December 31, 2013, the Company has provided letters of credit in the amount of $21 million (2012 – $22 million) to the IESO. The IESO could draw on these guarantees and/or letters of credit if these subsidiaries or distributors fail to make a payment required by a default notice issued by the IESO. The maximum potential payment is the face value of any letters of credit plus the amount of the parental guarantees.

Retirement Compensation Arrangements

Bank letters of credit have been issued to provide security for the Company’s liability under the terms of a trust fund established pursuant to the supplementary pension plan for eligible employees of Hydro One. The supplementary pension plan trustee is required to draw upon these letters of credit if Hydro One is in default of its obligations under the terms of this plan. Such obligations include the requirement to provide the trustee with an annual actuarial report as well as letters of credit sufficient to secure the Company’s liability under the plan, to pay benefits payable under the plan and to pay the letter of credit fee. The maximum potential payment is the face value of the letters of credit. At December 31, 2013, Hydro One had letters of credit of $127 million (2012 – $127 million) outstanding relating to retirement compensation arrangements.

Operating Leases

Hydro One is committed as lessee to irrevocable operating lease contracts for buildings used in administrative and service-related functions and storing telecommunications equipment. These leases have an average life of between one and five years with renewal options for periods ranging from one to 10 years included in some of the contracts. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions. There are no restrictions placed upon Hydro One by entering into these leases. Hydro One Networks and Hydro One Telecom are the principal entities concerned.

At December 31, the future minimum lease payments under non-cancellable operating leases were as follows:

December 31 (millions of Canadian dollars)	2013	2012
Within one year	11	10
After one year but not more than five years	28	29
More than five years	9	14

	48	53

During the year ended December 31, 2013, the Company made lease payments totaling $11 million (2012 – $9 million).

24. SEGMENTED REPORTING

Hydro One has three reportable segments:

•	The Transmission Business, which comprises the core business of providing electricity transportation and connection services, is responsible for transmitting electricity throughout the Ontario electricity grid;

•	The Distribution Business, which comprises the core business of delivering and selling electricity to customers; and

•	Other, the operations of which primarily consist of those of the telecommunications business.

The designation of segments has been based on a combination of regulatory status and the nature of the products and services provided. Operating segments of the Company are determined based on information used by the chief operating decision maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and provision for PILs from continuing operations (excluding certain allocated corporate governance costs).

The accounting policies followed by the segments are the same as those described in the summary of significant accounting policies (see Note 2 – Significant Accounting Policies). Segment information on the above basis is as follows:

Year ended December 31, 2013 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,529	4,484	61	6,074
Purchased power	—	3,020	—	3,020
Operation, maintenance and administration	375	672	59	1,106
Depreciation and amortization	327	340	9	676

Income (loss) before financing charges and provision for PILs	827	452	(7)	1,272
Financing charges				360

Income before provision for PILs				912

Capital investments	714	673	7	1,394

Year ended December 31, 2012 (millions of Canadian dollars)	Transmission	Distribution	Other	Consolidated
Revenues	1,482	4,184	62	5,728
Purchased power	—	2,774	—	2,774
Operation, maintenance and administration	402	608	61	1,071
Depreciation and amortization	320	329	10	659

Income (loss) before financing charges and provision for PILs	760	473	(9)	1,224
Financing charges				358

Income before provision for PILs				866

Capital investments	776	671	7	1,454

Total Assets by Segment:

December 31 (millions of Canadian dollars)	2013	2012
Total assets
Transmission	11,846	11,586
Distribution	8,805	8,621
Other	974	604

	21,625	20,811

All revenues, costs and assets, as the case may be, are earned, incurred or held in Canada.

25. SUBSEQUENT EVENT

On January 29, 2014, Hydro One issued $50 million notes under its MTN Program, with a maturity date of January 29, 2064 and a coupon rate of 4.29%.

BOARD OF DIRECTORS

(as at December 31, 2013)

James Arnett[2] Chair of the Board of Directors, Hydro One Inc.	Carmine Marcello President and Chief Executive Officer, Hydro One Inc.
Kathryn A. Bouey[4,6,7] President, TBG Strategic Services Inc. Corporate Director	George Cooke[1,5,7] President, Martello Associates Consulting Chair of the Board of Directors of OMERS Administration Corporation
Catherine Karakatsanis[4,6] Chief Operating Officer, Morrison Hershfield Group Inc.	Don MacKinnon[5,6] President, Power Workers’ Union
Michael J. Mueller[1,2,4] Corporate Director	Walter Murray[1,3,7] Corporate Director
Robert L. Pace[2,3,7] President and CEO, The Pace Group Ltd.	Yezdi Pavri[1,4] Corporate Director
Sandra Pupatello[1,5] Chief Executive Officer, WindsorEssex Economic Development Corporation Director, Business Development and Global Markets, for PwC Canada	Gale Rubenstein[2,3,5] Partner, Goodmans LLP
Douglas E. Speers[3,4,6] Corporate Director

    Board Committees

[1]	Audit and Finance Committee The Audit and Finance Committee oversees the integrity of accounting policies and financial reporting, internal controls, internal audit, financial risk exposures, financial compliance and ethics policies. With the Company’s SEC registration in 2013, the Audit and Finance Committee mandate was updated to ensure compliance with U.S. securities legislation. The committee met six times in 2013.

[2]	Corporate Governance Committee The Corporate Governance Committee is responsible for the Board’s governance of the Company. It recommends issues to be discussed at meetings of the Board of Directors, reviews the mandate of the Board and each committee of the Board, conducts Board Assessments, monitors the quality of management’s relationship with the Board and recommends suitable nominees for election to the Board of Directors. The committee met seven times in 2013.

[3]	Human Resources Committee The Human Resources Committee is responsible for reviewing the appropriateness of the Company’s current and future organizational structure, succession plans for corporate and divisional officers, the code of business conduct, and the performance and remuneration of senior executives, including recommending to the Board the remuneration of the President and CEO. The committee met seven times in 2013.

[4]	Business Transformation Committee The Business Transformation Committee is responsible for assisting the Board in its oversight responsibilities in all matters related to the Company’s Cornerstone Project, the Advanced Distribution System and Continuous Innovation Strategy, and the planning, development and implementation of major transmission system or distribution projects, including projects described in the Corporation’s Green Energy Implementation Plan. The committee met seven times in 2013.

[5]	Regulatory and Public Policy Committee The Regulatory and Public Policy Committee monitors the Company’s compliance with applicable regulatory requirements and legislation, and is responsible for identifying, assessing and providing advice to the Board of Directors on public affairs issues that have a significant impact on the Company. The committee oversees compliance programs, policies, standards and procedures and reviews the Company’s proposals for rate applications, compliance actions and reports. The committee met five times in 2013.

[6]	Health, Safety and Environment Committee The Health, Safety and Environment Committee is responsible for reviewing occupational health, safety and environment policies, standards, and programs, compliance with occupational health, safety and environmental legislation, policies and standards, and public health and safety issues. The committee met four times in 2013.

[7]	Investment – Pension Committee The Investment – Pension Committee’s primary function is to assist the Board in fulfilling its oversight responsibilities in all matters related to the Corporation’s Pension Plan including the Hydro One Pension Fund. The committee met five times in 2013.

CORPORATE INFORMATION

Corporate Address
483 Bay Street
Toronto, Ontario M5G 2P5
(416) 345-5000
1-877-955-1155
www.HydroOne.com

Investor Relations
(416) 345-6867
investor.relations@HydroOne.com

Media Inquiries
(416) 345-6868
1-877-506-7584

Customer Inquiries
Power outage and emergency number:
1-800-434-1235

Business accounts:
1-877-447-4412

Auditors
KPMG LLP

96 HYDRO ONE ANNUAL REPORT 2013

Hydro One Inc.
Hydro One Brampton Networks Inc.
Hydro One Telecom Inc.
Is a holding company with subsidiaries that operate in the business areas of electricity transmission and distribution, and telecom services.
Markets our fibre-optic capacity to business customers. This business represents less than one per cent of our total assets.
Distributes electricity to one of the fastest-growing urban centres in Canada, just 30 kilometres outside of Toronto.
Hydro One Networks Inc.
Hydro One Remote Communities Inc.
Represents the majority of our business, which is regulated by the Ontario Energy Board. It is involved in the planning, construction, operation and maintenance of our transmission and distribution networks.
Operates and maintains the generation and distribution assets used to supply electricity to 21 remote communities across Northern Ontario that are not connected to the province’s electricity transmission grid.
CORPORATE INFORMATION
Corporate Address
Investor Relations
Customer Inquiries
483 Bay Street
(416) 345-6867
Power outage and emergency number:
Toronto, Ontario M5G 2P5
investor.relations@HydroOne.com
(416) 345-5000
1-800-434-1235
1-877-955-1155
Media Inquiries
www.HydroOne.com
(416) 345-6868
Residential, farm and small business accounts:
1-877-506-7584
1-888-664-9376
Business accounts:
1-877-447-4412
Auditors
KPMG LLP

To learn more about what Hydro One is doing to deliver electricity, build for the future and keep the environment healthy, visit
www.HydroOne.com